UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January, 2008	File No.: 000-13727
PAN AMERICAN SILVER CORP.

(Translation of Registrant’s Name into English)
Suite 1500, 625 Howe Street Vancouver British Columbia, Canada V6C 2T6

(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F:      Form 20F      ☐      Form 40F       ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).      Yes       ☐      No       ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).      Yes      ☐      No       ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                               Yes      ☐        No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 -                     .

Submitted herewith:
1. Form 43-101 Technical Report for the Morococha Property.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Date: January 30, 2008	“Robert Pirooz” General Counsel

MOROCOCHA PROPERTY
TECHNICAL REPORT
YAULI PROVINCE, PERU
EFFECTIVE DATE: DECEMBER 30, 2007
PREPARED BY:
MICHAEL STEINMANN, P.Geo.
MARTIN WAFFORN, P.Eng.
DONALD EARNEST, P.Geo.

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TABLE OF CONTENTS

TABLE OF CONTENTS	2

LIST OF FIGURES	4

LIST OF TABLES	4

LIST OF GRAPHS	4

1.0 TITLE PAGE	5

2.0 TABLE OF CONTENTS	5

3.0 SUMMARY	5

3.1 Property Description and Location, Access, Infrastructure, and History	5

3.2 Geological Setting, Deposit Type, and Mineralization	6

3.3 Exploration and Drilling	6

3.4 Sampling Method and Approach	7

3.5 Sample Preparation, Analysis, Security, and Data Verification	7

3.6 Mineral Processing and Metallurgical Testing	7

3.7 Mineral Resources and Mineral Reserves	8

3.8 Additional Requirements for Production Properties	9

3.8.1 Mining and Processing Operations	9

3.8.2 Markets and Contracts	9

3.8.3 Environmental Considerations	10

3.8.4 Taxes and Royalties	10

3.8.5 Capital and Operating Cost Estimates	10

3.8.6 Economic Analysis	10

4.0 INTRODUCTION	11

5.0 RELIANCE ON OTHER EXPERTS	12

6.0 PROPERTY DESCRIPTION AND LOCATION	12

6.1 Mineral Tenure	12

6.1.1 General Provisions	12

6.1.2 Morococha Properties	14

6.2 Permits and Agreements	33

6.2.1 Agreements	33

6.2.2 Permits and Licenses	33

6.3 Environmental Issues	36

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	36

8.0 HISTORY	37

9.0 GEOLOGIC SETTING	38

10.0 DEPOSIT TYPES	39

11.0 MINERALIZATION	39

12.0 EXPLORATION	41

12.1 Exploration Prior to PAS Acquisition of Morococha	41

12.2 PAS Exploration (2004-2005)	41

13.0 DRILLING	44

14.0 SAMPLING METHOD AND APPROACH	54

14.1 General Sampling Procedures	54

14.2 Drill Core Samples	54

14.3 Chip-Channel Samples	55

15.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY	55

16.0 DATA VERIFICATION	58

17.0 ADJACENT PROPERTIES	64

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING	64

18.1 Metallurgical Testing and Assumptions	64

18.2 Plant Improvement Projects	69

19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	70

19.1 Mineral Reserve Estimation Methodology	70

19.1.1 Block Volumes	70

19.1.2 Block Grades	70

19.1.3 Dilution	70

19.1.4 Block Tonnes	72

19.1.5 Adjustment Factors	72

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19.2 Mineral Reserves and Mineral Resources	73

19.2.1 Mineral Reserves	73

19.2.2 Mineral Resources	77

20.0 OTHER RELEVANT DATA AND INFORMATION	78

21.0 INTERPRETATION AND CONCLUSION	78

22.0 RECOMMENDATIONS	79

23.0 REFERENCES	80

24.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES	82

24.1 Mining Operations	82

24.1.1 Manuelita Zone	83

24.1.2 Sulfurosa Zone	84

24.1.3 Codiciada Zone	84

24.1.4 San Antonio Zone	84

24.1.5 Yacumina Zone	84

24.1.6 Potential Impact of the Proposed Toromocho Development on the Mine Plan	85

24.2 Recoverability	86

24.2.1 Crushing	87

24.2.2 Grinding and Classification	87

24.2.3 Flotation	87

24.2.4 Thickening and Filtration	88

24.2.5 Tailings Disposal	89

24.2.6 Water Supply and Consumption	89

24.3 Markets	89

24.3.1 Trading of Peruvian Copper, Lead, and Zinc Concentrates	90

24.3.2 Weighing, Sampling and Moisture Determination	90

24.4 Contracts	90

24.5 Environmental Considerations	91

24.5.1 General	91

24.5.2 External Review	92

24.5.3 Kingsmill Drainage Tunnel Discharge	92

24.5.4 Huascacocha Tailings Facility	94

24.5.5 Environmental Improvement and Management Program (PAMA)	94

24.5.6 Closure and Reclamation Plan	95

24.5.7 Environmental Monitoring	95

24.6 Taxes	95

24.6.1 Fiscal Depreciation Rates	95

24.6.2 Income Tax and Workers’ Participation	96

24.6.3 Value Added Taxes	96

24.6.4 Mining Royalties	96

24.6.5 Voluntary Contributions	96

24.7 Capital and Operating Costs	96

24.7.1 Capital Costs	96

24.7.2 Operating Costs	97

24.8 Economic Analysis	98

24.8.1 Metal Price Sensitivity	101

24.8.2 Grade Sensitivity	101

24.8.3 Capital Cost Sensitivity	102

24.8.4 Operating Cost Sensitivity	102

24.9 Mine Life	103

25.0 DATE AND SIGNATURE PAGE	104

26.0 FIGURES	105

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LIST OF FIGURES

Figure 1: Location Map	105
Figure 2: Morococha Mine Surface Rights	106
Figure 3: Morococha Mine Concessions	107
Figure 4: Morococha Surface Installments	108
Figure 5: Regional Geology Map Plan	109
Figure 6: District Geology Map	110
Figure 7: Mineral Reserve Blocks — Isabel Vein	111
Figure 8: Mineral Processing Flowsheet	112
Figure 9: Mining Method	113
LIST OF TABLES

Table 6-1: List of Morococha Concessions	19
Table 6-2: List of Morococha Concessions transferred from Silver Lead Mining Company S.A.	28
Table 6-3: List of Morococha Concessions transferred from Sociedad Minera Corona	29
Table 6-4: List of Morococha Concessions Held with Different Third Party Mining Companies	29
Table 6-5: List of concessions in negotionation with Minera Saracancha S.A.C.	30
Table 6-6: List of Concessions Reviewed by Rodrigo, Elias and Medrano — Abogados	31
Table 13-1: Summary of PAS Diamond Drilling	44
Table 13-2: Summary of Manto Italia Diamon Drill Holes	46
Table 16-1: Summary of Budget vs. Ore Processed	63
Table 18-1: Life of Mine Head Grade Projections	66
Table 18-2: Life of Mine Recovery Projections	66
Table 18-3: Life of Mine Concentrate Projections	66
Table 24-1: Concentrate Revenues 2006	90
Table 24-2: List of Existing Sale Contracts	91
Table 24-3: Life of Mine Projected Capital Expenditures	97
Table 24-4: Operating Cost Estimate for the Life of Mine Plan	97
Table 24-5: Operating Unit Cost Estimate for the Life of Mine Plan	98
Table 24-6: Economic Model	100
Table 24-7: Metal Price Sensitivity	101
Table 24-8: Metal Grade Sensitivity	102
Table 24-9: Capital Cost Sensitivity	102
Table 24-10: Operating Cost Sensitivity	103
LIST OF GRAPHS

Graph 16-1: Blank Results — Silver	58
Graph 16-2: Blank Results — Lead	59
Graph 16-3: Blank Results — Zinc	59
Graph 16-4: Standard No. 1 Results — Silver	60
Graph 16-5: Standard No. 1 Results — Lead	60
Graph 16-6: Standard No. 1 Results — Zinc	61
Graph 16-7: Check Sample Results — Silver	61
Graph 16-8: Check Sample Results — Lead	62
Graph 16-9: Check Sample Results — Zinc	62
Graph 18-1: Silver Head Grade vs. Recovery	67
Graph 18-2: Copper Head Grade vs. Recovery	68
Graph 18-3: Lead Head Grade vs. Recovery	68
Graph 18-4: Zinc Head Grade vs. Recovery	69

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1.0 TITLE PAGE
This Technical Report has been prepared in accordance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the contents herein are organized and in compliance with Form 43-101F1 Contents of the Technical Report (“Form 43-101 F1”). The first two items are the Title Page and the Table of Contents presented previously in this report. They are mentioned here simply to maintain the specific report outline numbering required in Form 43-101F1.
2.0 TABLE OF CONTENTS
See discussion in Section 1.0.
3.0 SUMMARY
3.1 Property Description and Location, Access, Infrastructure, and History
The Morococha property is located in the Morococha District, Yauli Province, Junin Department, Peru, on the east side of the continental divide just below Ticlo summit, approximately 38 kilometres west of the city of La Oroya and 137 kilometres east of Lima. The Morococha property’s general coordinates are latitude 11° 36’ S and longitude 76° 10’ W.
The Morococha property is owned and operated by Compania Minera Argentum (“Argentum”), a Peruvian company in which Pan American Silver Corp. (“PAS”), through its subsidiary Pan American Peru (“PASP”), holds an 89.35% interest as of October 31, 2007 (the remaining interest is held mainly by Alejandro Gubbins and Compañia Minera Casapalca S.A. as well as some minority shareholders). The Morococha property is comprised of three economic administrative units (“UEAs”) and various concessions held outside of these UEAs. The three UEA’s contain 458 mining concessions owned outright by Argentum, 11 concessions have been transferred to Argentum from Silver Lead Mining Company (public registry pending) and 5 concessions have been transferred to Argentum from Sociedad Minera Corona (“Corona”) (public registry pending). 37 concessions are under a lease agreement with Corporación Minera Sacracancha S.A., for a grand total of 12,192.01 hectares. In addition, there are 21 mining concessions held with different third party participations covering 106.23 hectares. The majority of the mining concessions comprising the Morococha property are contiguous. All known mineralized zones in which mining operations are currently conducted, and in which known mineral reserves exist, are contained within the boundaries of these concessions.
Argentum does not hold registered legal title to most of the surface lands that overlie the mining concessions which comprise the Morococha property. These surface rights are owned by Centromin Peru (“Centromin”), the Peruvian national mining company. The Morococha property’s process plants, shafts and access roads are all located on surface lands where legal title is registered in the name of Centromin. Argentum’s use (and that of its predecessor) of these surface lands have been exercised for decades with Centromin’s knowledge and Argentum’s claim to continued use is based on long term use under Peruvian law. Peru Copper Inc., a copper mining company carrying on business in Peru, has been granted by Centromin the option to acquire mining concessions and surface rights to the Toromocha property. In June 2007, Aluminum Corporation of China (“Chinalco”) purchased 100% of the outstanding shares in Peru Copper Inc. PAS had discussions with Chinalco with respect to negotiating surface rights issues that may arise between PAS and Chinalco in connection with their respective operations.

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Mining began in the region around Morococha before 1500, and since the late 1800’s production has been continuous in the district. In the 1940’s the Gubbins family began operating mines in the Morococha district, eventually consolidating its holdings into Sociedad Minera Corona. Current underground mining operations consist primarily of typical overhand cut and fill, shrinkage, and mechanized room and pillar methods using waste rock for backfill where needed. The Yauli, Maria and Central production shafts provide access down to the Kingsmill drainage tunnel level at an elevation of 4,020 metres above sea level. The Maria shaft extends down to the 1200 level (4165 metre elevation, or 140 metres above the Kingsmill tunnel). Pique Inclinado 067 provides access to the 7 level from the 6 level in the Buenaventura vein, and Pique Codiciada provides access between the 460 and 310 levels in the Codiciada zone.
There are two process plant facilities on the property, approximately 5 kilometres apart. The Sacracancha plant was the primary milling facility for Corona until the acquisition of the Amistad plant which is currently the only process facility in use. Some of the processing equipment from the Sacracancha plant has been removed to be used at other PASP plants. Both process plants are conventional selective flotation facilities capable of producing individual copper, lead, and zinc concentrates, which are then shipped to third party smelters for final refining. The tailings from both plants are deposited sub-aqueously in the Huascacocha Lake to the north of the Sacracancha plant. The facility contains tailings storage capacity for over 20 years. The Peruvian government is investigating the possibility of using the Huascacocha water for human consumption in Lima. To the best of the authors’ knowledge, there is no study confirming the technical or environmental feasibility of this project. No change of the tailings area has been contemplated in the economic study, as the chance for execution of such a project is very remote and would happen in the distant future.
3.2 Geological Setting, Deposit Type, and Mineralization
Mineralization in the Morococha deposit includes epi-mesothermal silver-lead-copper-zinc veins and bedded silver-base metal replacements or mantos (which together account for the majority of the past and present economic mineralization at the Morococha operations), intrusive-sediment contact skarns, and the quartz porphyry-hosted Toromocho disseminated copper system.
Ore and gangue mineralogy is similar in veins and mantos but it varies considerably across the property. Sphalerite, galena, and chalcopyrite are the most important primary minerals for zinc, lead and copper. Silver is generally present as freibergite (Ag-tetrahedrite) or argentiferous galena. Gangue minerals generally consist of quartz, calcite, barite and rhodochrosite, the latter having a strong correlation with higher silver grades.
3.3 Exploration and Drilling
Corona conducted only minimal exploration in the district between the late 1990’s and PAS’s acquisition of the Morococha operations in early 2004. However, exploration potential is considered to be excellent throughout the district due to the significant vertical extent (over 800 m) of economic veins and the prevalence of multiple carbonate units favorable for replacement mineralization. Shortly after acquiring the Morococha operation, PAS started aggressive exploration programs based on underground and surface diamond drilling. From late 2004 to September 2007 a total of 743 underground diamond drill holes and 110 surface diamond drill holes were completed for a grand total of 146,402 m of diamond drilling. There are no core or sample recovery issues which could have materially impacted the accuracy and reliability of the assay results.

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3.4 Sampling Method and Approach
PAS has standardized sampling procedures throughout the Morococha operations and the authors of this Technical Report have ensured that these practices meet or exceed industry standards. All sampling that provided data for estimation of the December 31, 2006 mineral reserves and mineral resources was done by Argentum (PAS) personnel under the direct supervision of the Geology department. The data used for the estimation of mineral reserves and resources at the Morococha property were derived from underground chip channel samples from the backs of drifts, the ribs of crosscuts, the backs of stopes, the ribs of raises, and from diamond drill hole samples. Chip-channel samples are taken every 2 metres across the veins or mantos in exploration drifts. Stopes are sampled at least once a month on 2 metre centers along strike. As of July 31, 2007, the Morococha database contained records from 57,563 samples — 26,538 samples from diamond drilling and 31,025 samples from underground chip-channeling.
3.5 Sample Preparation, Analysis, Security, and Data Verification
All sample preparation and analyses are done on site, and the operation maintains chain of custody throughout the sampling, sample preparation, and analytical processes. All samples from both the Morococha mines and mill are first run for silver, lead, copper, and zinc using an atomic absorption (“AA”) unit. Samples with initial AA analyses for silver greater than 500 grams per tonne are re-run by fire assay, using assay charges that vary in size from 15 to 50 grams depending on the grade of the initial AA assay (the larger the AA assay value, the larger the fire assay charge) and the oxidation state of the sample. Wet chemical analysis for lead and zinc is reserved for concentrate samples or base metal grades over 10%.
In 2005, Argentum hired the third party laboratory MINLAB S.R.L. Lima (MINLAB) in order to ensure that the appropriate sampling and analytical standards were applied to the mineral samples obtained from the Morococha operations. In addition, a LIMS system has been installed in the lab to assure an automated quality control of standards, blanks and check samples. The mine laboratory conducts a routine internal QA/QC program that includes external check samples and the routine submission of standards. Additionally, there is a QA/QC program supervised by the geology department that includes the submission of at least one certified standard and one blank per day as well as third party laboratory check assays on 2-5% of the samples and 1-2% of the check samples.
3.6 Mineral Processing and Metallurgical Testing
Forecasts for metal recovery at Morococha are based on historical performance of plant operations. The Morococha operation has many years of production history, and as a result the metallurgical behavior of the ores from the deposit is very well established, and there is sufficient experience and knowledge to predict the metallurgical recoveries used in the life of mine (LOM) plan to a reasonable degree of accuracy. Additional metallurgical testing is undertaken from time to time to explore ideas for improvement or the application of new technology as it becomes available.

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3.7 Mineral Resources and Mineral Reserves
Mineral reserves and mineral resources are reported separately for the Morococha operations. No mineral reserves are included in the tabulation of mineral resources. The proven and probable mineral reserves and the measured, indicated, and inferred mineral resources for the Morococha operations as of December 31, 2006 are summarized in Table 2-1:
Table 2-1 – Summary of Mineral Reserves and Mineral Resources as of 12-31-06

	Proven and Probable Reserves
Category	DMT	Ag g/mt	Ag Cont. (oz)	Cu %	Pb %	Zn %
Proven	4,073,423	155	20,300,280	0.36	1.49	3.84
Probable	2,304,141	157	11,649,101	0.41	1.83	4.16
Total Reserves	6,377,564	156	31,949,381	0.38	1.61	3.96

	Measured and Indicated Resources
Category	DMT	Ag g/mt	Ag Cont. (oz)	Cu %	Pb %	Zn %
Measured	2,052,231	192	12,659,352	0.30	1.47	3.52
Indicated	810,905	178	4,642,780	0.41	1.26	2.90
Total M&I Resources	2,863,135	188	17,302,132	0.33	1.41	3.34

	Inferred Resources
Category	DMT	Ag g/mt	Ag Cont. (oz)	Cu %	Pb %	Zn %
Total Inferred Resources	9,783,592	227	71,402,748	0.47	1.90	4.37
1	Estimated using prices of $9.00 per ounce of silver, $2,100 per tonne of zinc, $1,000 per tonne of lead and $5,000 per tonne of copper.

2	Mineral resources are in addition to mineral reserves and were estimated using prices of $9.00 per ounce of silver, $2,100 per tonne of zinc, $1,000 per tonne of lead and $5,000 per tonne of copper. .

3
Mineral reserve estimates for Morococha were prepared under the supervision of, or were reviewed by, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin G. Wafforn, P.Eng. Vice-President of Mine Engineering, as Qualified Persons, as that term is defined in NI 43-101.

4	Mineral reserves are based on net value cut-offs that range from US$ 32.00 per tonne to US$ 45.00 per tonne, depending on the mining area and planned mining method.

5	“DMT” means dry metric tonnes.
There are no known environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the above mineral reserves, and other than depletion of mineral reserves by normal mining (which should be offset by ongoing new mineral reserve additions from exploration and delineation work), there are no mining or metallurgical factors that could have a similar material effect. The Morococha mineral reserves were estimated in accordance with the guidelines set forth in NI 43-101 and accepted North American mining industry practices.

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3.8 Additional Requirements for Production Properties
3.8.1 Mining and Processing Operations
The Morococha operations produce ore from the Manuelita, Codiciada, Sulfurosa, San Florencio, Yacumina, and Alapampa mining areas. Since the completion of the initial Morococha Operations NI 43-101 Technical Report in February 2004, PAS closed the Sacracancha mill and shifted all processing of ore from the various mines that comprise the Morococha operations to the 2,000 tonne/day capacity Amistad mill and concentrating plant, which processes ore by selective flotation methods.
In order to determine the life of the Morococha operation, a long-range life of mine (LOM) plan and development program has been completed which assumes that the adjacent Toromocho project is not developed during the term of the plan. This LOM plan is based on the current production rate of 661,000 tonnes of ore per annum in its early years, increasing to a maximum of 705,000 tonnes per annum as the development currently underway in the north and west zones of the mine is advanced. Production is scheduled to come from all areas of the operation at different levels through 2017, with the mineral reserves in the Sulfurosa, Yacumina and San Antonio zones being exhausted by the end of 2014.
The Toromocho deposit is contained within the boundaries of the Morococha property, overlying portions of the Morococha underground mining operations. The development and operation of the Toromocho open pit during the expected life of the Morococha underground operations would present operational challenges to PAS. The LOM plan would have to be re-worked to increase production from Codiciada earlier in order to minimize any production delays resulting from loss of infrastructure (underground haulage ways, shaft collar access, the Amistad processing plant, etc.). The capital requirements to refurbish the Sacracancha plant or to build new facilities net of any compensation from Chinalco for the development of Toromocho presently are not know to any normal degree of accuracy.
3.8.2 Markets and Contracts
The principal products from the Morococha operations are silver-rich copper, lead, and zinc concentrates. All of these concentrates are sold under arm’s length contracts to metals trading companies or integrated mining and smelting companies. Under the terms of all of its sales contracts, the Morococha operation receives payment for an agreed percentage of the silver, copper, lead, or zinc contained in the concentrate, after deductions for smelting and refining costs. To date, PAS has been able to secure contracts for the sale of the Morococha concentrates. The terms of smelting contracts are confidential as specified within each contract, and are considered to be within industry norms.

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3.8.3 Environmental Considerations
The single largest environmental liability identified at the Morococha operations is the Morococha share of the proposed Kingsmill tunnel water treatment plant. Argentum’s defined share of this liability is 12.3%. In addition to the Kingsmill tunnel discharge, Argentum also retains a 21.01% share of responsibility for mitigation of the Huascacocha Lake tailings beach, where tailings have been discharged since 1960. An estimate of the mitigation costs of these liabilities has been included in the economic analysis. The final site closure cost estimate is $8.59 million, and an additional $3.35 million is included in the economic analysis for concurrent reclamation.
3.8.4 Taxes and Royalties
The corporate tax rate on income in Peru is 30%. In addition, there is an 8% employee profit sharing tax, which is deductible from income for the purposes of calculating net income tax, thereby resulting in an effective tax rate on Morococha income of 35.6%. Also, a 1.0% royalty is payable to the government of Peru on the first $60 million of revenue, with a 2% royalty applied to the balance of revenue generated. All taxes and royalties are included in the economic analysis.
3.8.5 Capital and Operating Cost Estimates
Sustaining capital expenditures totaling US$95 million are estimated to be required over the term of the LOM plan. These capital expenditures are necessary in order to maintain the overall planned production rate of 58,750 metric tonnes per month (705,000 tonnes per annum). Capital requirements to sustain production include expenditures to develop the mineral reserves, diamond drilling to upgrade mineral resources to mineral reserves, purchase of additional mining equipment as required by the LOM plan and schedule, and replacement of major equipment as it exceeds its economic life.
The total operating costs used in the LOM plan range from US$52.55 per tonne to US$63.52 per tonne of ore processed in a given year of the plan These estimated unit operating costs are projected from historical actual costs, and certain of these costs (such as mine site labour), are in Peruvian Soles. For the LOM plan, PAS has assumed that the Sol will remain near its current levels of 3.00 Soles per United States Dollar (USD). However, operating costs may well increase above projected levels due to fluctuating Sol/USD exchange rates, which as of the date of this Technical Report reflect a strengthening of the Sol compared to the USD.
3.8.6 Economic Analysis
A cash flow forecast was generated from the proven and probable mineral reserves stated as of December 31, 2006. The cash flow forecast determines net after-tax cash flows of the future production profile incorporating estimates for production rates, metallurgical performance, mined ore grades, direct mine operating costs, development costs, exploration drilling costs, general and administration costs, marketing costs, sustaining capital expenditures, and employee profit sharing and corporate income taxes. The undiscounted cash flow estimate is US$39.6 million on a 100% basis at the assumed metal prices (primarily silver @ $9.00 per ounce and zinc @ $2,100 per tonne).

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Sensitivity analyses were conducted for variances in metal prices, metal grades, capital costs and operating costs. These analyses show that the LOM plan is most sensitive to metal prices (where use of December 31, 2005 mineral reserve prices caused negative net profit values (NRV’s) for all discount rate assumptions), and mineral reserve grade, where 25% lower grades also resulted in negative NPV’s for all discount rate cases (0%, 10%, and 15%). Similarly, a 25% increase in operating costs also resulted in across the board negative NPV’s. The LOM plan is relatively insensitive to sustaining capital costs – increases of 25% still returned positive NPV’s for all discount cases. However, sensitivity analyses such as these must be considered as very cursory when applied to underground mines. To be meaningful, metal price, grade, and operating cost sensitivity factors should be applied as part of a redesign of each individual underground stope in the LOM Base Case (and also to potential stope blocks) in order to arrive at a valid estimate of the reductions and/or additions that result to the proven and probable mineral reserve base and subsequent cash flow analyses.
4.0 INTRODUCTION
PAS, the parent company of PASP asked its qualified senior personnel to review mineral resource and mineral reserve estimates for the silver-copper-lead-zinc deposit at the Morococha Mine in Peru, and to prepare a technical report to support the public disclosure of mineral reserve and mineral resource estimates as of December 31 2006, as required by NI 43-101. This Technical Report has been prepared in accordance with NI 43-101 and the format and contents of this Technical Report are intended to conform to Form 43-101 F1.
Mr. Martin Wafforn, P.Eng., PAS’ Vice President of Mine Engineering serves as the Qualified Person (“QP”) as that term is defined in NI 43-101 with respect to the mineral reserve statements described herein and sections 1, 2, 3, 4, 5, 6, 7, 8, 18, 19, 20, 21, 22, 23, 24 and 25 and Figures 4, 7, 8 and 9, contained in this Technical Report. Mr. Wafforn last visited the Morococha Mine site from October 2nd to October 4th, 2007 but travels to the site at least five times per year.
Dr. Michael Steinmann, P.Geo., PAS’ Senior Vice President of Exploration and Geology serves as the QP with respect to the mineral resource statements described herein and sections 1, 2, 3, 4, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23 and 24 and Figures 1, 2, 3, 5 and 6, contained in this Technical Report. Dr. Steinmann last visited the Morococha Mine site from October 2nd to October 4th, 2007 but travels to the site at least six times per year.
Resource Evaluation Inc. (“REI”) was retained by PAS to provide an independent Qualified Person’s review and Technical Report for the Morococha property, located in Yauli Province, Junin Department, Peru. REI’s work included a review of the December 31, 2006 mineral reserves for the property as stated by the Morococha Mine geology department. Mr. Donald Earnest, P.Geo., President of REI, served as the QP responsible for preparing this Technical Report. Mr. Earnest visited the Morococha operation site on October 3 and 4, 2007.
Mr. Elmer Ildefonso, a consulting mining engineer to PAS, assisted the mine geology department for the mineral resource evaluation and modeling of the Manto Italia ore body under the direct supervision of Dr. Steinmann.
Information and data for the preparation of the report were obtained from the Morococha Mine operations personnel during site visits carried out in several occasions during 2007 and were checked for accuracy by the authors of this Technical Report.
Sources of information and data contained in this Technical Report or used in its preparation are summarized in section 23 — References.
All tonnages stated in this report are dry metric tonnes (“DMT”) unless otherwise specified. Ounces pertaining to silver metal content are expressed in troy ounces. Precious metal grades are reported in grams per metric tonne (“g/t”).

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5.0 RELIANCE ON OTHER EXPERTS
Mr. Donald Earnest, Mr. Martin Wafforn and Dr. Michael Steinmann, as authors of this Technical Report, have relied upon the references, opinions and statements contained within the references listed in Section 23. These reports, documents, and statements were found to be generally well organized and presented, and where applicable, the conclusions reached are judged reasonable.
It is assumed that technically qualified and competent persons prepared these reports and documents. It is the authors’ opinion that the materials referenced above are prepared and presented according to mining and engineering industry standards. The authors conclude that the contents are reasonably organized and presented and the conclusions reached are prudent.
The authors of this Technical Report have relied upon the land title opinion produced by Rodrigo, Elias & Medrano (a Peruvian law firm) dated December 20, 2007 and expressly disclaim information derived from the opinion. Rodrigo, Elias & Medrano is a well known and established Peruvian law firm that has a good-standing working relationship with PAS, having produced high quality work for PAS in the past.
6.0 PROPERTY DESCRIPTION AND LOCATION
The Morococha property is located in the Morococha district, Yauli Province, Junín Department, Peru, on the east side of the continental divide just below Ticlio summit, approximately 38km west of the city of La Oroya (see Figure 1). The district’s general co-ordinates are latitude 11º 36’S and longitude 76º 10’ W.
6.1 Mineral Tenure
PAS retained the Peruvian law firm of Rodrigo, Elías & Medrano — Abogados to provide a legal opinion regarding the mining properties (including surface rights) held by the Morococha operations. During the course of the review, it was determined that reviewing all of the 457 properties was not required and the review thus was limited to those 101 mining properties belonging to the Morococha operations from which production is currently taking place or has occurred (the “Mining Properties”). The report on the Mining Properties is dated December 20, 2007 and is relied upon by the authors of this Technical Report. Figures 2 and 3 show the surface rights and concession boundaries respectively for the Morococha operation.
6.1.1 General Provisions
The main legal features related to the requirements for maintaining the Mining Properties in good standing and a brief explanation of the main administrative requirements have been summarized from the legal report as follows:

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•
Under Peruvian law, the right to explore for and exploit minerals is granted by way of concessions. Pursuant to the Peruvian mining laws, any local or foreign individual or legal entity is required to hold a specific concession granted by the Ministry of Energy and Mines (“MEM”) to carry out any mining activity other than sampling, prospecting and/or trading in mining products or minerals of any type and condition. The exploration for and extraction of mineral substances from the ground or underground is governed by Peruvian mining laws;

•	Under the Peruvian mining laws, the system of concessions includes:
•	Mining concessions, which grant their holders the right to explore and exploit the mineral resources, whether metallic or non-metallic, within the area conferred by the concession;

•	Processing concessions, which grant the right to process minerals;

•	General service concessions, which grant the right to render auxiliary services to one or more mining concessions;

•	Mining transportation concessions, which grant the holders the right to operate a continuous mass transportation system of mineral products between one or more mining units.
•
A Peruvian mining concession is a property-related right; distinct and independent from the ownership of land on which it is located. Consequently, pursuant to Peruvian legislation, ownership or a possession title over the surface land should be negotiated with the corresponding landowners. The mining concessionaire has three options available in order to be able to conduct exploration or exploitation activities:

i)	Purchase the corresponding surface land;

ii)	Reach an agreement with landholders for its temporary use;

iii)	Obtain a legal easement from the MEM.

The term of a concession is indefinite, provided that related annual fees are duly paid. The rights manifested in a mining concession are protected against third parties, are transferable, chargeable and, in general, may be the subject of any transaction or contract. Mining concessions may be privately owned and no state participation is required. Buildings and other permanent structures used in a mining operation are considered real property accessories to the concession on which they are situated;

•
The concession grants to the concessionaire the right to perform, on an exclusive basis, certain mining activities within a duly determined area. All the concessions governed by the Peruvian mining laws should be registered with the Registry of Mining Rights, which forms part of the National System of Public Registers. They are also based on UTM coordinates and registered in the National Mining Cadastre, which is managed by the National Institute of Mining, Metallurgical and Geological Studies. Concession boundaries are not physically marked in the field.

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•
Concessions are irrevocable as long as the concession holder complies with the annual payment of the validity fee (US$3 per hectare) and penalties for not achieving minimum production requirements (US$100 per hectare per year) within six years following the year in which the respective concession is granted. If the minimum production is not reached, as of the first semester of the seventh year, the holder of the concession shall pay a US$6 penalty per hectare per year until such production is reached (the penalties increase to US$20 as of the twelfth year). It is possible to avoid payment of the penalty if evidence is presented to the mining authorities that an amount equal to ten times the applicable penalty or more has been invested in the concession. Non-compliance with any of these obligations for two consecutive years will result in the extinction of the concession. Any payment made the year following a year of non-compliance will apply to the immediate previous year;

•
To comply with the established work and production obligations, holders of more than one mining concession of the same type and nature may group them in economic administrative units, provided the concessions are located within the same 5-km surface radius, in the case of non-ferrous metallic minerals. The formation of such economic administrative units requires approval from the General Mining Directorate;

•
Concessions may be transferred, assigned and mortgaged. Any movable assets used in mining activities, as well as any minerals extracted and/or processed from such concessions that belong to the concessionaire may be pledged. Any and all of these transactions and contracts must be formalized through a Public Deed and registered before the Mining Public Registry for them to be enforceable against the State and third parties;

•
It is important to note that overlap between current and predecessor mineral titles is common in Peru as a result of a change to the Peruvian official system of granting mining concessions implemented in 1991, which is based on UTM coordinates. In cases where overlap exists, the older mining concessions have priority.

•	Administrative requirements include the filing of a document that provides information to the mining authorities on the activities performed on the mining property during the previous year;
6.1.2 Morococha Properties
In order to confirm and assess the 101 Mining Properties, the following information was reviewed in detail from the sources listed:
•	The status of the Mining Properties, as entered into the computerized system of the INGEMMENT (Instituto Nacional Geológico Minero y Metalúrgico);

•	The Public Registry records for each one of the Mining Properties;

•	The official list of mining rights updated to December 31, 2006 (“Padrón Minero”), published by the INGEMMET;

•	Information and documentation provided by PAS.
The opinions provided by the law firm of Rodrigo, Elías & Medrano – Abogados have been relied upon by the authors of this Technical Report, and these are summarized as follows:

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1.
All of the 101 Mining Properties reviewed by the firm are in good standing, and as such, remain valid and in full force and effect, with no circumstances which are likely to give rise to the Mining Properties being declared extinguished by the Peruvian State, in the ordinary course of events;

2.	Mining concession titles have been granted with respect to all Mining Properties;

3.
There is a small degree of overlap between Morococha concessions and third party concessions. Similarly, there is some potential for blank (open) spaces between existing concessions, but in the case of Morococha these spaces would be small.;

4.
All titles to the Mining Properties except one have been registered with the Public Registry. Although the rights derived from the concession title exist and may be exercised by PAS, additional protection will be provided by the Public Registry when registration is completed. In addition, there are minor name changes for seven properties that have not been duly recorded with the Public Registry.

5.
Compañia Minera Argentum S.A. (Argentum) or Pan American Silver Peru S.A.C. are the current 100% registered titleholders of all the Mining Properties, except for twelve of the mining concessions where a number of third parties appear to have registered interests. Due to the time elapsed since such rights were granted (more than 50 years) and the lack of documentation available, it is not possible to determine whether or not such interests are valid and/or enforceable to date. In the event that the third parties or their successors could claim and obtain recognition of their respective interests, the creation of a legal mining partnership would be required. Under this scenario, the Morococha operations, being the largest single shareholder of each concession, should be appointed as general manager. These concessions and their corresponding ownership breakdowns are as follows:

a)	Carmen – 1.4087 Hectares: 50% Compania Minera Argentum S.A, 50% third parties;

b)	Felipina – 2.8172 Hectares: 50% Compania Minera Argentum S.A, 50% third parties;

c)	Gravina – 3.9928 Hectares: AnuUnknown percentage Interest held by Compania Minera Argentum S.A.; Empresa Minera Natividad S.A, 42.84%, and an unknown percentage interest held by third parties;

d)	Laura – 1.1067 Hectares: 50% Compania Minera Argentum S.A, 50% third parties;

e)	Llapita – 3.0584 Hectares: 50% Compania Minera Argentum S.A, 50% third parties;

f)	Manuelita– 1.4084 Hectares: 80% Compania Minera Argentum S.A, 20% third parties;

g)	San Esteban – 2.8176 Hectares: 80% Compania Minera Argentum S.A, 20% third parties;

h)	San Luis – 1.5848 Hectares: 50% Compania Minera Argentum S.A, 50% third parties;

i)	Santa Maria – 1.5845 Hectares: 80% Compania Minera Argentum S.A, 20%, third parties;

j)	Saturno – 2.9356 Hectares: 50% Compania Minera Argentum S.A, 50% third parties;

k)	Scotland – 2.5953 Hectares: 50% Compania Minera Argentum S.A, 50% third parties;

l)	Welevich – 1.4083 Hectares: 80% Compania Minera Argentum S.A, 20% third parties.

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6.
Four Mining Properties (concessions) are registered in the name of third parties: San Nicolas – 1.4089 hectares, Begonia – 0.9754 hectares, Pachitea – 2.0792 hectares and Pachitea 3ra – 0.5474 hectares. Rodrigo, Elias & Medrano were not able to confirm the interest that Argentum (PAS) has in these Mining Properties. PAS has documentation from Corona and predecessor companies indicating PAS ownership of these four mining properties that require updating and formalizing in order to confirm PAS ownership.

7.
All Mining Properties (concessions) are free from liens or encumbrances in favor of third parties. However, certain Mining Properties are subject to assignment rights granted by former titleholders in favor of different entities some of which currently do not exist due to their extinction as legal entities. Registration of their termination is required in order for the assignment of rights not to appear to cloud the responsibilities of subsequent Mining Properties in the Public Registry, if in fact the assignment rights are still in force and effect. The concessions for which there may still be valid assignment rights recorded in the Public Registry are summarized as follows:

•	Catalina

•	Catinca

•	Ruperto

•	Codiciada 1A

•	Codiciada 2A

•	Danton

•	Desdemona

•	Triple Alianza

•	Gorizia

•	Manuelita

•	Felipina

•	Welevich

•	Santa Maria

•	Hernani

•	Nudo Gordiano

•	Josefina

•	La Capitana

•	La Codiciada

•	La Yaulina

•	Lealtad

•	Maria Luisa

•	Raul

•	Roma

•	San Esteban

•	San Francisco

•	Santa Catalina

•	Santa Catalina 3A

•	Scotland

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8.
As discussed in Section 6.1.1, mining concessions are a real property right, different and independent from surface land rights. With respect to surface rights at the Morococha operations, Argentum (PAS) furnished to Rodrigo, Elias & Modreno several public and private documents evidencing its property and other similar rights over a number of lands required for conducting mining activities at the Morococha operations. The Real Property Public Registry reflects the registration of ownership rights for Argentum (PAS) to six portions of land located in the district of Morococha, Province of Yauli, Department of Junin, that were transferred in favor of Argentum (PAS), together with other Morococha assets, as per public deed of July 5, 2005 granted before the Notary of Public for Lima. The six portions of land include; Lota Camamento Dolores – 0.3020 hectares; Lote Campamento Maestranza – 0.0988 hectares; Lote Cajoncillo Bajo / Lote Urbano – 1.8402 hectares; Lote Cancha Relaves – 107.2206 hectares; Lote Campamento Morococha Antigua – 1.5838 hectares; Lote Campamento Vista Alegre – 0.7395 hectares.

9.
By means of a Public Deed dated May 26, 2003, executed before the Notary Public for Lima, Mr. Luis Benjamin Gutierrez Adrianzen, Centromin and Empresa Minera Natividad S.A. (“Natividad”) entered into a Right of Usufruct Easement and Surface Rights Agreement, according to which Centromin granted the facilities, and easement and surface rights on other superficial areas as detailed in such agreement. According to this agreement, Natividad has the right of way on the area covered by the easements, the right to fully use and build facilities on those other areas covered by the granted surface rights, and to use and modify the structure of the existing facilities granted in usufruct. The rights under the agreement shall remain valid and effective during the mine’s life and be subject to not interfering with the development of the Toromocho Project. Upon termination of this agreement, all granted rights shall revert in favor of Centromin, including all new facilities that may have been built at Empresa Natividad expense.

Natividad was absorbed by Argentum (PAS) as a consequence of a merger of the companies executed by means of public deed dated July 5, 2005, the rights and obligations of Natividad established in the Right of Usufruct, Easement and Surface Rights Agreement dated May 26, 2003 between Natividad and Centromin were transferred to Argentum (PAS). Thus, Centromin has granted Argentum (PAS) a right to use certain of Centromin’s surface lands throughout the useful life of its mining operations, provided such use does not interfere with the development of a mine to exploit the Toromocha disseminated copper deposit, which is contained within certain of Argentum’s mining concessions and which overlies portions of the Morococha underground mining operations. Argentum began payments to Centromin of US$60,000 quarterly (an amount to be adjusted annually to account for inflation) commencing May 28, 2003, as consideration for this right.

Peru Copper Inc., a copper mining company carrying on business in Peru, has been granted by Centromin the option to acquire mining concessions and surface rights in respect of the Toromocha property. In June 2007, Chinalco purchased all of the outstanding shares in Peru Copper Inc. PAS has had discussions with respect to negotiating resolution of surface rights issues that may arise between them in connection with their respective operations.

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9.	The following mining concessions owned by Argentum (PAS) are subject to access easement rights, liens and / or encumbrances:
•	Morococha 1-A

•	Morococha 1-E

•	Morococha 1-F

•	Galera Segunda M.H.I.

•	Galera M.H.

•	Rey

•	Maria Rosa

•	Barranco 32

•	Animas

•	Avella

•	Jupiter Tres

•	Jupiter Cuatro

•	Mellizos

•	Rayo

•	Numero Cuarentiocho

•	El Barranco
A summary of all Mining Properties (concessions) that cover the Morococha operations is shown in Tables 6-1 through
6-5.

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Table 6-1: List of Morococha Concessions

							AQCUIRY
Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	DATE	STATE
1	08012129X01	10 DE JULIO	9.9831	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/25/1942	D.M. Titulado D.L. 109
2	08021979X01	ACAYA-S.R.	5.9973	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
3	08002033Y01	ADELANTE	1.0487	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/23/1906	D.M. Titulado D.L. 109
4	08001038Y01	ADRIANA	1.4086	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1887-03-04	D.M. Titulado D.L. 109
5	08000614Y01	AGATA	2.8166	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1893-05-19	D.M. Titulado D.L. 109
6	08003388Y01	AGATA SEGUNDA	0.0181	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/26/1930	D.M. Titulado D.L. 109
7	08001049Y01	AJUSTADA	2.8170	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1899-03-15	D.M. Titulado D.L. 109
8	08002558X01	ALBERTO	0.6420	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/23/1906	D.M. Titulado D.L. 109
9	08014142X01	ALEJANDRO	1.1830	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/14/1951	D.M. Titulado D.L. 109
10	08001290Y01	ALERTA	9.9804	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/2/1900	D.M. Titulado D.L. 109
11	08001036Y01	ALIANZA	5.6428	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1884-12-23	D.M. Titulado D.L. 109
12	08001466Y01	AMPHITRITE	1.7313	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/24/1901	D.M. Titulado D.L. 109
13	08002303Y01	AMPLIACION 2A	1.9962	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/16/1907	D.M. Titulado D.L. 109
14	08022468X01	ANA LUISA S.R.	585.1791	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/14/1984	D.M. Titulado D.L. 109
15	08022463X01	ANA MARIA S.R.	656.8239	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/2/1984	D.M. Titulado D.L. 109
16	08001053Y01	ANGELICA	0.1330	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1899-08-14	D.M. Titulado D.L. 109
17	08000685X01	ANIMAS	4.2259	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/17/1979	D.M. Titulado D.L. 109
18	0823079AX01	AÑO NUEVO	21.9008	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/19/1989	D.M. Titulado D.L. 109
19	08021959X01	ARAPA S.R.	30.0004	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
20	08001482Y01	ATLANTE	3.9385	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/14/1902	D.M. Titulado D.L. 109
21	08001212Y01	AURORA	4.2249	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1894-10-29	D.M. Titulado D.L. 109
22	08002289Y01	AURORA	5.9907	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/6/1906	D.M. Titulado D.L. 109
23	08010041X01	AURORA	0.2429	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/20/1929	D.M. Titulado D.L. 109
24	08009725X01	AVELLA	1.9952	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/20/1928	D.M. Titulado D.L. 109
25	08001551X01	BAJAZET	1.0019	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/15/1904	D.M. Titulado D.L. 109
26	08013916X01	BARBARITA	3.9929	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/8/1950	D.M. Titulado D.L. 109
27	08021210X01	BARBAS 4	836.7675	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/30/1979	D.M. Titulado D.L. 109
28	08021211X01	BARBAS 5	0.9054	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/30/1979	D.M. Titulado D.L. 109
29	0821211AX01	BARBAS 5A	548.7852	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/30/1979	D.M. Titulado D.L. 109
30	08003420Y01	BARRANCO	0.0068	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/25/1927	D.M. Titulado D.L. 109
31	08010456X01	BARRANCO 27	1.1416	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/6/1934	D.M. Titulado D.L. 109
32	08010538X01	BARRANCO 32	3.9235	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/8/1935	D.M. Titulado D.L. 109
33	08003421Y01	BARRANCO Nº 26	1.9962	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/1/1931	D.M. Titulado D.L. 109
34	08010762X01	BARRANCO Nº 30	5.9882	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/16/1935	D.M. Titulado D.L. 109
35	08010760X01	BARRANCO Nº 31	5.9872	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/16/1935	D.M. Titulado D.L. 109
36	08002555X01	BERNARDO	1.4155	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/23/1906	D.M. Titulado D.L. 109
37	08001959Y01	BOER	4.2264	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/4/1900	D.M. Titulado D.L. 109
38	08002554X01	BRILLANTINA	2.6269	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/23/1906	D.M. Titulado D.L. 109
39	08002306Y01	BRUJULITA	0.5578	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
40	08001407Y01	BRUNHILDE	4.2258	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/15/1900	D.M. Titulado D.L. 109
41	08002277Y01	BULA	2.2054	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/19/1907	D.M. Titulado D.L. 109
42	08019778X01	CAJA DE AHORROS	1.9963	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/11/1971	D.M. Titulado D.L. 109
43	08003203X01	CANDADO	0.1318	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
44	08001026Y01	CARMEN	1.4087	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1899-07-16	D.M. Titulado D.L. 109
45	08012181X01	CARMEN ADELA	51.9077	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/16/1942	D.M. Titulado D.L. 109
46	08001044Y01	CARMENCITA	1.4085	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1889-01-11	D.M. Titulado D.L. 109
47	08013449X01	CAROLINE	3.9930	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/29/1949	D.M. Titulado D.L. 109
48	08013117X01	CAROLITA	17.9662	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/5/1947	D.M. Titulado D.L. 109

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							AQCUIRY
Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	DATE	STATE
49	08003467Y01	CATALINA	2.6448	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/8/1933	D.M. Titulado D.L. 109
50	08002109Y01	CATINCA	1.5429	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/20/1904	D.M. Titulado D.L. 109
51	010169295	CENTROMIN 20	500.0000	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/2/1995	D.M. Titulado D.L. 708
52	08002734Y01	CHAPANA	0.3385	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/25/1954	D.M. Titulado D.L. 109
53	08003207X01	CHAVETA	0.0896	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
54	08003133Y01	CHIARA	1.9185	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/13/1927	D.M. Titulado D.L. 109
55	08021091X01	CIPRIANA	13.9729	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/17/1979	D.M. Titulado D.L. 109
56	08003203Y01	CLARA	3.9922	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/2/1927	D.M. Titulado D.L. 109
57	08001040Y01	CLARISA	2.8168	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1889-07-24	D.M. Titulado D.L. 109
58	08021810X01	CLAUDIA	2.0001	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/19/1980	D.M. Titulado D.L. 109
59	08002304Y01	CLAVITO	0.4958	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
60	08001573Y01	CLEO	1.3164	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/17/1903	D.M. Titulado D.L. 109
61	08021960X01	CLOTILDE S.R.	3.9920	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
62	08001690Y01	CODICIADA 1A	1.4521	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/19/1901	D.M. Titulado D.L. 109
63	08001608Y01	CODICIADA 2A	1.9969	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/19/1901	D.M. Titulado D.L. 109
64	08001043Y01	COLORADA	2.8149	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1889-07-15	D.M. Titulado D.L. 109
65	08001034Y01	CONCORDIA	1.4086	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/20/1984	D.M. Titulado D.L. 109
66	0804352AY01	CONDENADO 1	42.3281	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
67	0804355FY01	CONDENADO 10	1.2813	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
68	0804357AY01	CONDENADO 11	0.9946	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
69	0804357BY01	CONDENADO 12	0.7127	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
70	0804357CY01	CONDENADO 13	0.9126	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
71	0804357DY01	CONDENADO 14	1.1688	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
72	0804357EY01	CONDENADO 15	3.0424	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
73	0804357FY01	CONDENADO 16	3.5575	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
74	0804352BY01	CONDENADO 2	15.2163	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
75	0804352CY01	CONDENADO 3	4.6447	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
76	0804352DY01	CONDENADO 4	5.8089	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
77	0804352EY01	CONDENADO 5	6.4503	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
78	0804352FY01	CONDENADO 6	8.1042	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
79	0804352GY01	CONDENADO 7	4.1263	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
80	0804354IY01	CONDENADO 8	0.1085	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
81	0804355EY01	CONDENADO 9	0.1927	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
82	08020929X01	CONFLAGRACION	5.0352	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/14/1979	D.M. Titulado D.L. 109
83	08001472Y01	CONTINUACION DE SAN MIGUEL	1.9962	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/6/1901	D.M. Titulado D.L. 109
84	010144303	CORONA IV 2003	200.0000	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/22/2003	D.M. Titulado D.L. 708
85	010144203	CORONA1 2003	100.0000	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/22/2003	D.M. Titulado D.L. 708
86	08004156Y01	COSMOPOLITA	1.4087	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/17/1979	D.M. Titulado D.L. 109
87	08003202X01	CRISTINA	0.0675	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
88	010091400	CUÑA M.C.	4.1893	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/2/2000	D.M. Titulado D.L. 708
89	08001953Y01	CYBELE	1.1122	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/19/1906	D.M. Titulado D.L. 109
90	010119204	DANALLIS	68.4030	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/3/2004	D.M. Titulado D.L. 708
91	08001428X01	DANTON	0.5593	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/25/1903	D.M. Titulado D.L. 109
92	08001976Y01	DECIMA	0.4824	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/12/1906	D.M. Titulado D.L. 109
93	08021919X01	DEMASIA DIANA	0.7099	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/7/1981	D.M. Titulado D.L. 109
94	08021920X01	DEMASIA ELVIRA	4.7797	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/7/1981	D.M. Titulado D.L. 109
95	08021921X01	DEMASIA LIMA	1.1915	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/7/1981	D.M. Titulado D.L. 109
96	08021925X01	DEMASIA LUCILITA	0.3992	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/7/1981	D.M. Titulado D.L. 109
97	08021922X01	DEMASIA MARIANITA	2.1443	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/7/1981	D.M. Titulado D.L. 109
98	08021924X01	DEMASIA MARTHA	4.2610	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/7/1981	D.M. Titulado D.L. 109

-20-43-101(PanAm)	Morococha Mine	20

							AQCUIRY
Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	DATE	STATE
99	010075607	DEMASIA PAS 1	100.0000	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/11/2007	D.M. en trámite D.L. 708
100	010075707	DEMASIA PAS 2	100.0000	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/11/2007	D.M. en trámite D.L. 708
101	010075907	DEMASIA PAS 3	100.0000	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/11/2007	D.M. en trámite D.L. 708
102	010075807	DEMASIA PAS 4	100.0000	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/11/2007	D.M. en trámite D.L. 708
103	08021928X01	DEMASIA PATY	0.8446	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/24/1981	D.M. Titulado D.L. 109
104	08021957X01	DEMASIA REYNALDO	1.5815	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/7/1981	D.M. Titulado D.L. 109
105	08021926X01	DEMASIA SANTA BARBARA	0.0998	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/7/1981	D.M. Titulado D.L. 109
106	08021918X01	DEMASIA SUSANITA	1.0291	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/7/1981	D.M. Titulado D.L. 109
107	08001312Y01	DESDEMONA	1.4084	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1895-06-14	D.M. Titulado D.L. 109
108	08000970X01	DIANA	1.5539	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/27/1902	D.M. Titulado D.L. 109
109	08021622X01	DIANA 1980	5.9897	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/19/1980	D.M. Titulado D.L. 109
110	08000861Y01	DINA	5.6347	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1888-01-16	D.M. Titulado D.L. 109
111	08002961X01	DIOS DA	0.8970	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/15/1906	D.M. Titulado D.L. 109
112	08001961Y01	DON CARLOS	7.3945	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/4/1900	D.M. Titulado D.L. 109
113	08021957X02	DON LUNES-S.R.	3.7364	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
114	08021965X01	DON MIERCOLES S.R.	1.0600	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
115	08001960Y01	DON RICARDO	4.2252	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/4/1900	D.M. Titulado D.L. 109
116	010191799	EDELMIRA AM	2.6206	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/3/1999	D.M. Titulado D.L. 708
117	08003400Y01	EDELMIRA DOS	0.0711	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/26/1930	D.M. Titulado D.L. 109
118	08001285Y01	EDUARDO	7.9846	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/22/1901	D.M. Titulado D.L. 109
119	08001839Y01	EL CONDOR	0.8148	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/5/1904	D.M. Titulado D.L. 109
120	08001469Y01	EL DORADITO	1.5424	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/13/1902	D.M. Titulado D.L. 109
121	08001291Y01	EL DORADO	1.9961	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/2/1900	D.M. Titulado D.L. 109
122	08001604Y01	EL GUARDIAN	3.4698	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/23/1902	D.M. Titulado D.L. 109
123	08002402Y01	EL LOQUITO	0.1745	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
124	08001332Y01	EL MAJADERO	8.4519	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/15/1900	D.M. Titulado D.L. 109
125	08003044Y01	EL MEK	5.9892	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/21/1922	D.M. Titulado D.L. 109
126	08012293X01	EL MILAGRO	5.9893	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/4/1907	D.M. Titulado D.L. 109
127	08001295Y01	EL PERNO	1.9359	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/12/1901	D.M. Titulado D.L. 109
128	08002276Y01	EL SEÑOR QUE SUDA	3.9929	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/7/1946	D.M. Titulado D.L. 109
129	08010036X01	EL TRIANGULO	0.9954	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/9/1929	D.M. Titulado D.L. 109
130	08020855X01	ELECTRA 11	2.2805	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/14/1979	D.M. Titulado D.L. 109
131	08020851X01	ELECTRA 14	2.1927	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/14/1979	D.M. Titulado D.L. 109
132	08020853X01	ELECTRA 15	1.4789	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/14/1979	D.M. Titulado D.L. 109
133	08004185Y01	ELECTRA Nº 1	1.4085	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/15/1978	D.M. Titulado D.L. 109
134	08020740X01	ELECTRA Nº 10	1.9961	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/21/1978	D.M. Titulado D.L. 109
135	08020852X01	ELECTRA Nº 12	1.2971	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/14/1979	D.M. Titulado D.L. 109
136	08020854X01	ELECTRA Nº 13	0.3172	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/14/1979	D.M. Titulado D.L. 109
137	08021275X01	ELECTRA Nº 17	1.9962	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/30/1979	D.M. Titulado D.L. 109
138	08021276X01	ELECTRA Nº 18	0.8994	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/30/1979	D.M. Titulado D.L. 109
139	0821276AX02	ELECTRA Nº 18-A (FRACCIONADO)	5.4892	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/30/1979	D.M. Titulado D.L. 109
140	08021274X01	ELECTRA Nº 19	4.9906	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/30/1979	D.M. Titulado D.L. 109
141	08020713X01	ELECTRA Nº 2	3.9885	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/15/1978	D.M. Titulado D.L. 109
142	08020714X01	ELECTRA Nº 3	5.6340	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/15/1978	D.M. Titulado D.L. 109
143	08020715X01	ELECTRA Nº 4	1.8152	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/15/1978	D.M. Titulado D.L. 109
144	08020716X01	ELECTRA Nº 5	3.1465	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/15/1978	D.M. Titulado D.L. 109
145	08020718X01	ELECTRA Nº 7	3.1936	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/15/1978	D.M. Titulado D.L. 109
146	08020719X01	ELECTRA Nº 8	4.1918	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/15/1978	D.M. Titulado D.L. 109
147	08021961X01	ELIAS-S.R.	17.9987	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109

-21-43-101(PanAm)	Morococha Mine	21

							AQCUIRY
Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	DATE	STATE
148	08002288Y01	ELISA	1.9964	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/24/1906	D.M. Titulado D.L. 109
149	08021092X01	ELVIRA	1.9962	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/17/1979	D.M. Titulado D.L. 109
150	08021983X01	ENREDO	4.8586	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
151	08022278X01	ENREDO-I	3.9668	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/10/1982	D.M. Titulado D.L. 109
152	08001288Y01	ESCARAMUZA	1.9961	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/24/1900	D.M. Titulado D.L. 109
153	08000841Y01	ESPERANZA	1.4086	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1896-12-22	D.M. Titulado D.L. 109
154	08000865Y01	ESPERANZA	1.4084	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1883-12-20	D.M. Titulado D.L. 109
155	08002267Y01	ESTHERITA	5.9893	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/21/1947	D.M. Titulado D.L. 109
156	08001047Y01	ESTRELLA	2.8168	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1898-05-09	D.M. Titulado D.L. 109
157	08013810X01	EUGENIO	1.9962	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/8/1907	D.M. Titulado D.L. 109
158	08005649X01	EUGENITA	1.1582	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/25/1912	D.M. Titulado D.L. 109
159	08022780X01	EXALTACION S.R.	1.3556	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/4/1987	D.M. Titulado D.L. 109
160	0822780AX01	EXALTACION SR-A(FRACCIONADO)	3.8758	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/4/1987	D.M. Titulado D.L. 109
161	08022647X01	EXPLORAR Nº 3-M.H.	399.2416	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/2/1986	D.M. Titulado D.L. 109
162	08022981X01	EXPLORAR Nº 3-M.H.-I	38.0114	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/12/1988	D.M. Titulado D.L. 109
163	08001050Y01	FEDERICO	1.4083	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1899-03-11	D.M. Titulado D.L. 109
164	08012290X01	FELICIDAD	19.9638	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/1/1927	D.M. Titulado D.L. 109
165	08001111Y01	FELIPINA	2.8172	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1893-08-12	D.M. Titulado D.L. 109
166	08001297Y01	FRINE	1.9931	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/23/1900	D.M. Titulado D.L. 109
167	08002646X01	FRIOLERA	11.9776	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/1/1906	D.M. Titulado D.L. 109
168	08022738X01	GALERA SEGUNDA M.H.I.	0.7732	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/19/1986	D.M. Titulado D.L. 109
169	08022580X01	GALERA SEGUNDA-M.H.	0.9727	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/19/1985	D.M. Titulado D.L. 109
170	08022514X01	GALERA-M.H	13.6958	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/19/1984	D.M. Titulado D.L. 109
171	08003192Y01	GENOVA A	5.9882	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/1/1925	D.M. Titulado D.L. 109
172	08023173X01	GENOVA M.G.	5.0213	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/30/1990	D.M. Titulado D.L. 109
173	08022621X01	GENOVA-A-Nº 1	23.9558	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/22/1986	D.M. Titulado D.L. 109
174	08022645X01	GENOVA-A-Nº 2	19.9615	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/23/1986	D.M. Titulado D.L. 109
175	08013108X01	GENOVEVA	11.9774	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/28/1947	D.M. Titulado D.L. 109
176	08014172X01	GERMAN	2.4004	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/6/1953	D.M. Titulado D.L. 109
177	08002733Y01	GORIZIA	2.6192	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/22/1915	D.M. Titulado D.L. 109
178	0822776AX01	GRACIELA M.S.R.	0.6821	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/4/1987	D.M. Titulado D.L. 109
179	08021982X01	GRACIELA S.R.	30.6601	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
180	08001708Y02	GRAN SAN MIGUEL DE PLATA	23.9547	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/24/1902	D.M. Titulado D.L. 109
181	08001118Y01	GRICELA	2.8017	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1899-09-12	D.M. Titulado D.L. 109
182	08000840Y01	GRIMALDA	1.4091	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1896-11-19	D.M. Titulado D.L. 109
183	08001497Y01	GRIMHILDE	2.5806	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/26/1902	D.M. Titulado D.L. 109
184	08003379Y01	GRIMHILDE SEGUNDA	0.0265	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/26/1930	D.M. Titulado D.L. 109
185	08023125X01	GUILLERMO III J.C.	9.9800	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/30/1990	D.M. Titulado D.L. 109
186	08001294Y01	GUILLERMO TELL	3.4912	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/22/1901	D.M. Titulado D.L. 109
187	08001549Y01	HERNANI	1.9965	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/16/1901	D.M. Titulado D.L. 109
188	08001555Y01	HILDEGARD	2.0796	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/6/1903	D.M. Titulado D.L. 109
189	08002722Y01	HUAIRURO	3.9926	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/18/1915	D.M. Titulado D.L. 109
190	08021958X01	HUARASINA S.R.	49.0584	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
191	08021970X01	HURACAN S.R.	0.3835	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
192	08021968X01	INDECISO S.R.	12.4735	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
193	08001039Y01	INESPERADA	1.4083	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1896-09-22	D.M. Titulado D.L. 109
194	08001620Y01	ISABEL	0.8361	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/10/1902	D.M. Titulado D.L. 109
195	08001498Y01	ISOLDE	1.4559	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/8/1902	D.M. Titulado D.L. 109
196	08001391Y01	ITALIA	2.1589	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1887-10-24	D.M. Titulado D.L. 109

-22-43-101(PanAm)	Morococha Mine	22

							AQCUIRY
Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	DATE	STATE
197	08021966X01	ITALIA-S.R.	1.7714	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
198	08021757X01	JAIME	2.9027	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/7/1980	D.M. Titulado D.L. 109
199	08013522X01	JAVIER	3.8286	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/16/1949	D.M. Titulado D.L. 109
200	08013479X01	JEANNE	19.9642	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/22/1933	D.M. Titulado D.L. 109
201	08001471Y01	JOSEFINA	1.0547	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/18/1902	D.M. Titulado D.L. 109
202	08002947Y01	JOSEFINA	3.4959	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/6/1919	D.M. Titulado D.L. 109
203	08000864Y01	JUANA ROSA	11.2687	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1887-05-23	D.M. Titulado D.L. 109
204	08005297X01	JUANA ROSA PRIMERA	5.9887	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/16/1911	D.M. Titulado D.L. 109
205	08021953X01	JUANA ROSA S.R.	5.7415	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
206	08005298X01	JUANA ROSA SEGUNDA	3.9925	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/16/1911	D.M. Titulado D.L. 109
207	08001051Y01	JUANITA	1.4072	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1899-03-15	D.M. Titulado D.L. 109
208	08002354Y01	JUANITO	0.1480	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
209	08001569Y01	JULIA	2.3173	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/30/1901	D.M. Titulado D.L. 109
210	08001298Y01	JULIA ELENA	5.9888	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/12/1900	D.M. Titulado D.L. 109
211	08001677Y01	JUNO	1.1813	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/4/1903	D.M. Titulado D.L. 109
212	08003409Y01	JUPITER CUATRO	1.2945	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/13/1929	D.M. Titulado D.L. 109
213	08003394Y01	JUPITER TRES	2.3534	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/13/1929	D.M. Titulado D.L. 109
214	08000601Y01	KALIPSO	2.8147	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1890-05-29	D.M. Titulado D.L. 109
215	08003377Y01	KALIPSO SEGUNDA	0.2935	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/8/1930	D.M. Titulado D.L. 109
216	08001268Y01	LA CAPITANA	3.9930	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/23/1900	D.M. Titulado D.L. 109
217	08000859Y01	LA CODICIADA	8.4521	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1887-12-12	D.M. Titulado D.L. 109
218	08002346Y01	LA CONCLUSION	3.6992	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/9/1908	D.M. Titulado D.L. 109
219	08021954X01	LA CONCORDIA-S.R.	0.8980	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
220	08001470Y01	LA FACILITADA	1.9962	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/26/1902	D.M. Titulado D.L. 109
221	08012137X01	LA INNOVACION	3.9927	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/22/1907	D.M. Titulado D.L. 109
222	08001292Y01	LA LUNA	3.6527	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/7/1901	D.M. Titulado D.L. 109
223	08020930X01	LA MADAMA	1.9963	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/14/1979	D.M. Titulado D.L. 109
224	08021879X01	LA PICA	3.6813	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/26/1981	D.M. Titulado D.L. 109
225	08001629Y01	LA REPUBLICA	1.4636	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/2/1901	D.M. Titulado D.L. 109
226	08003206X01	LA SUIZA	3.1272	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
227	08001611Y01	LA TORTUGA	1.9960	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/25/1902	D.M. Titulado D.L. 109
228	08020629X01	LA UNICA	6.0029	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/7/1978	D.M. Titulado D.L. 109
229	08021042X01	LA UNIDAD	28.3498	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/25/1979	D.M. Titulado D.L. 109
230	08002556X01	LA VICTORIA	1.3566	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/23/1906	D.M. Titulado D.L. 109
231	08000860Y01	LA YAULINA	3.1722	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1894-03-07	D.M. Titulado D.L. 109
232	08001041Y01	LA YAULINA	1.4100	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1889-06-01	D.M. Titulado D.L. 109
233	08001706Y01	LAOMEDON	1.0743	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/7/1903	D.M. Titulado D.L. 109
234	08001139Y01	LAURA	1.1067	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/20/1900	D.M. Titulado D.L. 109
235	08001571Y01	LAURA	0.9016	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/17/1903	D.M. Titulado D.L. 109
236	08001289Y01	LEALTAD	1.9960	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/18/1900	D.M. Titulado D.L. 109
237	08001682Y01	LEONOR	3.9919	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/11/1903	D.M. Titulado D.L. 109
238	08001683Y01	LILA	2.8923	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/5/1901	D.M. Titulado D.L. 109
239	08001357Y01	LIMA	2.8170	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/7/1900	D.M. Titulado D.L. 109
240	08002325Y01	LIMA	11.9788	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/15/1945	D.M. Titulado D.L. 109
241	08001503Y01	LLAPITA	3.0584	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/11/1902	D.M. Titulado D.L. 109
242	08002161Y01	LLAVE DE ORO	6.3177	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/26/1902	D.M. Titulado D.L. 109
243	08012817X01	LONDRES	2.6092	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/5/1907	D.M. Titulado D.L. 109
244	08003481Y01	LUCILA	5.9896	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/23/1934	D.M. Titulado D.L. 109
245	08013975X01	LUCILITA	1.9963	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/29/1950	D.M. Titulado D.L. 109
246	08001653Y01	LUCIO	1.9960	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/2/1901	D.M. Titulado D.L. 109

-23-43-101(PanAm)	Morococha Mine	23

							AQCUIRY
Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	DATE	STATE
247	08011019X01	LUISITA	3.9926	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/12/1937	D.M. Titulado D.L. 109
248	08001293Y01	LUZ ELECTRICA	1.9964	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/30/1901	D.M. Titulado D.L. 109
249	08001046Y01	LUZMILA	2.8794	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1898-11-19	D.M. Titulado D.L. 109
250	08010522X01	LUZMILA	3.9922	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/16/1934	D.M. Titulado D.L. 109
251	08001109Y01	MANUELITA	1.4084	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1892-07-27	D.M. Titulado D.L. 109
252	08002321Y01	MAQUINITA	0.4637	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/23/1906	D.M. Titulado D.L. 109
253	08000862Y01	MARGARITA	1.5089	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1888-03-12	D.M. Titulado D.L. 109
254	08001362Y01	MARIA	2.8168	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1899-11-29	D.M. Titulado D.L. 109
255	08001210Y01	MARIA CRISTINA	7.9845	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/17/1900	D.M. Titulado D.L. 109
256	08006629X01	MARIA ELENA	5.9894	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/30/1906	D.M. Titulado D.L. 109
257	010045896	MARIA ELENA S. R.	500.0000	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/5/1996	D.M. Titulado D.L. 708
258	08001296Y01	MARIA ESTHER	2.8174	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/18/1902	D.M. Titulado D.L. 109
259	08001052Y01	MARIA LUISA	1.3948	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1899-08-03	D.M. Titulado D.L. 109
260	08001348Y01	MARIA LUISA	1.9961	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/24/1900	D.M. Titulado D.L. 109
261	08020939X01	MARIA ROSA	4.3007	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/17/1979	D.M. Titulado D.L. 109
262	08021963X01	MARIA S.R.	2.8660	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
263	08013448X01	MARIANITA	15.9712	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/29/1949	D.M. Titulado D.L. 109
264	08021620X01	MARTHA S.R.	3.9927	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/19/1980	D.M. Titulado D.L. 109
265	08001570Y01	MEDUSA	2.3880	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/17/1903	D.M. Titulado D.L. 109
266	08000499Y01	MELPOMENE	1.4084	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1890-01-18	D.M. Titulado D.L. 109
267	08003383Y01	MELPOMENE DOS	0.2537	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/17/1930	D.M. Titulado D.L. 109
268	08003195X01	MERCEDES	0.0767	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
269	08001093X01	MERION	1.5322	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/6/1903	D.M. Titulado D.L. 109
270	08022527X01	MIGUEL Nº 1	7.9443	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/23/1985	D.M. Titulado D.L. 109
271	08022528X01	MIGUEL Nº 2	5.9892	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/23/1985	D.M. Titulado D.L. 109
272	08022529X01	MIGUEL Nº 3	5.9720	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/23/1985	D.M. Titulado D.L. 109
273	08022530X01	MIGUEL Nº 4	3.9616	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/23/1985	D.M. Titulado D.L. 109
274	08022531X01	MIGUEL Nº 5	1.9965	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/23/1985	D.M. Titulado D.L. 109
275	08022532X01	MIGUEL Nº 6	2.1641	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/23/1985	D.M. Titulado D.L. 109
276	08022533X01	MIGUEL Nº 7	2.2821	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/23/1985	D.M. Titulado D.L. 109
277	08000602Y01	MINERVA	2.8169	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1890-10-20	D.M. Titulado D.L. 109
278	08002430Y01	MOLTKE	3.9925	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/16/1935	D.M. Titulado D.L. 109
279	08021964X01	MONTE ALEGRE-S.R.	31.0881	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
280	010295106	MORADA	500.0000	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/7/2006	D.M. Titulado D.L. 708
281	08004352Y01	MOROCOCHA 1	416.1598	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
282	0804352HY01	MOROCOCHA 1-A	65.9499	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
283	0804352IY01	MOROCOCHA 1-B	7.4093	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
284	0804352JY01	MOROCOCHA 1-C	5.2086	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
285	0804352KY01	MOROCOCHA 1-D	3.5248	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
286	0804352LY01	MOROCOCHA 1-E	3.9929	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
287	0804352MY01	MOROCOCHA 1-F	5.5494	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
288	0804352NY01	MOROCOCHA 1-G	0.2133	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
289	0804352OY01	MOROCOCHA 1-H	1.8914	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
290	0804352PY01	MOROCOCHA 1-I	1.8846	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
291	0804352QY01	MOROCOCHA 1-J	5.3609	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
292	08004353Y01	MOROCOCHA 2	378.0057	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
293	0804353AY01	MOROCOCHA 2-A	0.4990	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
294	08004354Y01	MOROCOCHA 3	270.7826	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
295	0804354JY01	MOROCOCHA 3-A	20.6470	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
296	0804354KY01	MOROCOCHA 3-B	0.0896	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
297	0804354NY01	MOROCOCHA 3-E	163.3735	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109

-24-43-101(PanAm)	Morococha Mine	24

							AQCUIRY
Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	DATE	STATE
298	0804354OY01	MOROCOCHA 3-F	11.1313	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
299	08004355Y01	MOROCOCHA 4	41.3259	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
300	0804355IY01	MOROCOCHA 4-A	0.0837	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
301	0804355JY01	MOROCOCHA 4-B	2.2974	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
302	0804355KY01	MOROCOCHA 4-C	1.9036	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
303	0804355LY01	MOROCOCHA 4-D	2.1551	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
304	0804355MY01	MOROCOCHA 4-E	0.3053	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
305	0804355NY01	MOROCOCHA 4-F	1.3713	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
306	0804355OY01	MOROCOCHA 4-G	0.8646	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
307	0804355PY01	MOROCOCHA 4-H	1.6287	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
308	0804355QY01	MOROCOCHA 4-I	6.9910	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
309	0804355RY01	MOROCOCHA 4-J	1.0631	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
310	08004356Y01	MOROCOCHA 5	99.0755	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
311	0804356DY01	MOROCOCHA 5-A	63.6337	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
312	0804356EY01	MOROCOCHA 5-B	24.6376	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
313	0804356FY01	MOROCOCHA 5-C	41.2845	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
314	0804356GY01	MOROCOCHA 5-D	16.3691	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
315	0804356HY01	MOROCOCHA 5-E	9.3816	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
316	0804356IY01	MOROCOCHA 5-F	5.3040	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
317	0804356JY01	MOROCOCHA 5-G	1.0284	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
318	0804356KY01	MOROCOCHA 5-H	0.1593	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
319	0804356LY01	MOROCOCHA 5-I	2.3947	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
320	0804356MY01	MOROCOCHA 5-J	1.4236	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
321	0804356NY01	MOROCOCHA 5-K	0.2961	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
322	0804356ÑY01	MOROCOCHA 5-L	0.2864	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
323	0804356OY01	MOROCOCHA 5-M	8.0001	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
324	0804356PY01	MOROCOCHA 5-N	0.1196	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
325	0804356QY01	MOROCOCHA 5-Ñ	0.1717	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
326	0804356RY01	MOROCOCHA 5-O	30.4535	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
327	08004357Y01	MOROCOCHA 6	500.3377	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
328	0804357GY01	MOROCOCHA 6-A	5.7481	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
329	0804357HY01	MOROCOCHA 6-B	1.0481	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
330	0804357KY01	MOROCOCHA 6-E	0.1473	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
331	08004358Y01	MOROCOCHA 7	193.5664	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
332	0804358DY01	MOROCOCHA 7-B	0.5257	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
333	010270497	MOROCOCHA-9	300.0000	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/16/1997	D.M. Titulado D.L. 708
334	0804356AY01	MUCHCAPATA 1	1.9978	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
335	0804356BY01	MUCHCAPATA 2	3.0401	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
336	0804356CY01	MUCHCAPATA 3	14.5796	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
337	0804355GY01	MUCHCAPATA 6	116.1360	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
338	0804355HY01	MUCHCAPATA 7	18.2943	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
339	08001048Y01	NELLY	1.4077	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1898-06-29	D.M. Titulado D.L. 109
340	08001917Y01	NELLY PRIMERA	0.4484	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/14/1903	D.M. Titulado D.L. 109
341	08022575X01	NERON-1105	1.0154	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/8/1985	D.M. Titulado D.L. 109
342	08022574X01	NERON-3365	1.6249	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/8/1985	D.M. Titulado D.L. 109
343	08001993Y01	NEW YORK	1.9961	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/26/1906	D.M. Titulado D.L. 109
344	08022544X01	NORMA-M.H.	100.0016	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/11/1985	D.M. Titulado D.L. 109
345	08022564X01	NORMA-M.H.-I	76.3786	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/11/1985	D.M. Titulado D.L. 109
346	08001782Y01	NUDO GORDIANO	1.0166	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/4/1902	D.M. Titulado D.L. 109
347	08001615Y01	NUEVO PESAR	3.4997	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/6/1901	D.M. Titulado D.L. 109
348	08001885Y01	NUEVO TARTUFFO	2.2927	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/22/1901	D.M. Titulado D.L. 109
349	08012608X01	NUMERO 121	1.9961	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/17/1906	D.M. Titulado D.L. 109

-25-43-101(PanAm)	Morococha Mine	25

							AQCUIRY
Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	DATE	STATE
350	08021972X01	NUMERO 200 S.R.	6.9831	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
351	08021949X01	NUMERO 220 S.R.	10.2232	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
352	08022492X01	NUMERO 220-S.R.I.	10.8985	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/22/1984	D.M. Titulado D.L. 109
353	08001971Y01	NUMERO 45	1.9965	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/22/1906	D.M. Titulado D.L. 109
354	08012312X01	OLGA MERCEDES	3.9931	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/19/1943	D.M. Titulado D.L. 109
355	08001628Y01	OLIVIA	13.9732	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/1/1900	D.M. Titulado D.L. 109
356	08001250X01	OSIRIS	0.1604	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/13/1903	D.M. Titulado D.L. 109
357	08001550X01	OSMIN	0.4719	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/15/1904	D.M. Titulado D.L. 109
358	08021621X01	PACHI	8.9836	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/19/1980	D.M. Titulado D.L. 109
359	08001591Y01	PANCHITA	1.7497	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/20/1901	D.M. Titulado D.L. 109
360	08003204X01	PEDRITO	1.0729	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
361	08001283Y01	PEKIN	1.3983	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/5/1900	D.M. Titulado D.L. 109
362	08021956X01	PERPETUO SOCORRO S.R.	0.1426	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
363	08020928X01	PITINA	1.9999	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/14/1979	D.M. Titulado D.L. 109
364	08001552X01	PLINIO	0.4236	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/15/1904	D.M. Titulado D.L. 109
365	0821947AX01	PRETORIA S.R. A FRACCIONADO	30.5362	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
366	08021947X01	PRETORIA-S.R.	0.0660	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
367	08001707Y01	PROSERPINA	0.6597	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/7/1903	D.M. Titulado D.L. 109
368	08001042Y01	PURGATORIO	4.2251	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1895-11-14	D.M. Titulado D.L. 109
369	08001311Y01	RAUL	2.8168	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1895-07-16	D.M. Titulado D.L. 109
370	08012311X01	RAULADAS	29.9463	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/19/1943	D.M. Titulado D.L. 109
371	08003194X01	REMACHE	0.2147	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
372	08021474X01	REY	6.2260	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/24/1980	D.M. Titulado D.L. 109
373	08001445X01	REYNA	1.9962	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/7/1903	D.M. Titulado D.L. 109
374	08013447X01	REYNALDO	7.9858	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/29/1949	D.M. Titulado D.L. 109
375	08001667Y01	RICARDO	1.9962	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/21/1901	D.M. Titulado D.L. 109
376	08002522Y01	RICHI-RACHI	1.9961	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/1/1906	D.M. Titulado D.L. 109
377	08005923X01	ROMA	1.9965	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/3/1913	D.M. Titulado D.L. 109
378	08001605Y01	ROSA LUCRECIA	1.9962	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/23/1901	D.M. Titulado D.L. 109
379	08001477X01	ROSALVINA	3.9920	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/20/1904	D.M. Titulado D.L. 109
380	08001688Y01	RUPERTO	2.0303	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/15/1901	D.M. Titulado D.L. 109
381	08012818X01	RUSIA	2.7647	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/5/1907	D.M. Titulado D.L. 109
382	08001037Y01	SACRACANCHA	2.8172	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1887-05-12	D.M. Titulado D.L. 109
383	P0100004	SACRACANCHA	11.9775	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.		Planta de Beneficio
384	010247999	SACRACANCHA MC	200.0000	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/23/1999	D.M. Titulado D.L. 708
385	08022796X01	SACRAGRANDE	3.0118	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/26/1987	D.M. Titulado D.L. 109
386	08020583X01	SALOMON QUINTO	23.7056	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/26/1978	D.M. Titulado D.L. 109
387	08001025Y01	SALVADORA	2.8170	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1895-11-14	D.M. Titulado D.L. 109
388	08001045Y01	SAN ANTONIO O IGNACIA	1.4085	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1887-01-31	D.M. Titulado D.L. 109
389	08021967X01	SAN ENRIQUE S.R.	1.5562	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
390	08001113Y01	SAN ESTEBAN	2.8176	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1894-10-18	D.M. Titulado D.L. 109
391	08001700Y01	SAN FRANCISCO	1.9962	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/20/1901	D.M. Titulado D.L. 109
392	08000630Y01	SAN FRANCISCO DE GALERA	3.9928	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1893-08-05	D.M. Titulado D.L. 109
393	08012128X01	SAN JUAN DE AMANCAES	29.9464	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/25/1942	D.M. Titulado D.L. 109
394	08003215X01	SAN LORENZO	1.7433	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
395	08000819Y01	SAN LUIS	1.5848	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1895-12-14	D.M. Titulado D.L. 109
396	08001623Y01	SAN MIGUEL	1.9962	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/11/1901	D.M. Titulado D.L. 109
397	08001276Y01	SAN PEDRO	5.5797	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1899-02-23	D.M. Titulado D.L. 109
398	08020931X01	SAN VICENTE 79	3.9932	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/14/1979	D.M. Titulado D.L. 109
399	08013521X01	SANTA BARBARA	3.9928	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/16/1949	D.M. Titulado D.L. 109

-26-43-101(PanAm)	Morococha Mine	26

							AQCUIRY
Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	DATE	STATE
400	08014144X01	SANTA BARBARA 3	0.9982	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/19/1951	D.M. Titulado D.L. 109
401	08014145X01	SANTA BARBARA 4	0.9982	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/19/1951	D.M. Titulado D.L. 109
402	08022277X01	SANTA BARBARA SEGUNDA S.R.	3.2660	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/10/1982	D.M. Titulado D.L. 109
403	08001092Y01	SANTA CATALINA	5.6344	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1889-11-23	D.M. Titulado D.L. 109
404	08001286Y01	SANTA CATALINA 2DA	3.9883	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/23/1901	D.M. Titulado D.L. 109
405	08000145X01	SANTA CATALINA 3A	1.1523	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/23/1901	D.M. Titulado D.L. 109
406	08021305X01	SANTA CRUZ	1.0921	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/21/1979	D.M. Titulado D.L. 109
407	08001114Y01	SANTA MARIA	1.5845	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1895-12-22	D.M. Titulado D.L. 109
408	08013934X01	SANTA RITA	1.6081	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/2/1950	D.M. Titulado D.L. 109
409	08002320Y01	SARA	0.1592	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
410	08001462Y01	SATELITE	0.7370	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/17/1901	D.M. Titulado D.L. 109
411	08001541X01	SATURNO	2.9356	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/5/1904	D.M. Titulado D.L. 109
412	08002698Y01	SCOTLAND	2.5953	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/3/1915	D.M. Titulado D.L. 109
413	08021950X01	SEGUNDA ESPARTA S.R.	17.2376	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/2/1981	D.M. Titulado D.L. 109
414	08000876Y01	SEGUNDO MANTO	5.6338	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1887-12-10	D.M. Titulado D.L. 109
415	08003148Y01	SEGURIDAD	0.8658	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/13/1927	D.M. Titulado D.L. 109
416	08003146Y01	SLOGA	3.5181	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/8/1927	D.M. Titulado D.L. 109
417	08003464X01	SOCAVON AUXILIAR	1.9961	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/1/1907	D.M. Titulado D.L. 109
418	08013470X01	STILSON	5.2567	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/2/1920	D.M. Titulado D.L. 109
419	08011471X01	SUSANA	0.0443	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
420	08012891X01	SYLVIA	8.5763	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/1/1946	D.M. Titulado D.L. 109
421	08013480X01	SYLVITA	1.9965	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/15/1949	D.M. Titulado D.L. 109
422	08000857Y01	TASHIMAN	8.4522	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1888-12-04	D.M. Titulado D.L. 109
423	08013157X01	TASHIMAN Nº 1	3.9928	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/8/1947	D.M. Titulado D.L. 109
424	08013158X01	TASHIMAN Nº 2	3.9929	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/8/1947	D.M. Titulado D.L. 109
425	08013159X01	TASHIMAN Nº 3	3.9928	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/8/1947	D.M. Titulado D.L. 109
426	08013219X01	TASHMAN Nº 4	13.9734	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/24/1948	D.M. Titulado D.L. 109
427	08013220X01	TASHMAN Nº 5	5.9890	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/24/1948	D.M. Titulado D.L. 109
428	08013221X01	TASHMAN Nº 6	13.9735	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/24/1948	D.M. Titulado D.L. 109
429	08013222X01	TASHMAN Nº 7	5.9887	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/24/1948	D.M. Titulado D.L. 109
430	08011018X01	TERESITA	7.9858	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	8/12/1937	D.M. Titulado D.L. 109
431	08005751X01	TESORUCCIO	5.3822	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	10/26/1912	D.M. Titulado D.L. 109
432	11025083X01	TICLIO S.R.-II	2.1911	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/17/1985	D.M. Titulado D.L. 109
433	11025666X01	TICLIO SEGUNDO	0.2429	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/10/1988	D.M. Titulado D.L. 109
434	11025084X01	TICLIO-S.R.-III	3.6327	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/17/1985	D.M. Titulado D.L. 109
435	11025082X01	TICLIO-SR-I	34.5004	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/17/1985	D.M. Titulado D.L. 109
436	0804354BY01	TOLDO 2	8.0487	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
437	0804354CY01	TOLDO 3	0.0596	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/11/1992	D.M. Titulado D.L. 109
438	0804355AY01	TOLDO 4	7.9089	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/14/1973	D.M. Titulado D.L. 109
439	0804355BY01	TOLDO 5	0.6917	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/14/1973	D.M. Titulado D.L. 109
440	0804355CY01	TOLDO 6	13.8370	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/14/1973	D.M. Titulado D.L. 109
441	0804355DY01	TOLDO 7	1.1284	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	6/14/1973	D.M. Titulado D.L. 109
442	08002305Y01	TORNILLO	0.2561	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109
443	08001035Y01	TRINIDAD	4.2265	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1885-01-03	D.M. Titulado D.L. 109
444	08001313Y01	TRIPLE ALIANZA	2.8172	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1896-01-04	D.M. Titulado D.L. 109
445	08001572Y01	TRISTAN	1.8584	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	3/17/1903	D.M. Titulado D.L. 109
446	08001705Y01	TRITON	1.6789	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1/25/1903	D.M. Titulado D.L. 109
447	08003149Y01	TUYURAGUA	1.3671	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	5/13/1927	D.M. Titulado D.L. 109
448	08001559Y01	UNION	11.9785	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	11/2/1901	D.M. Titulado D.L. 109
449	08003468Y01	VENUS	19.9641	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/21/1926	D.M. Titulado D.L. 109

-27-43-101(PanAm)	Morococha Mine	27

							AQCUIRY
Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	DATE	STATE
450	08001676Y01	VESTA	3.0032	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	2/4/1903	D.M. Titulado D.L. 109
451	08001810Y01	VIEJA VERDE	0.8445	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/27/1904	D.M. Titulado D.L. 109
452	08012819X01	VIOLETA	1.6334	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/19/1907	D.M. Titulado D.L. 109
453	08022482X01	VISCAS-S.R.	736.9769	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	7/12/1984	D.M. Titulado D.L. 109
454	08001112Y01	WELEVICH	1.4083	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1893-05-04	D.M. Titulado D.L. 109
455	08001674X01	YAGO	3.5116	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	9/26/1904	D.M. Titulado D.L. 109
456	08023077X01	ZENAIDA 89	99.8174	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/19/1989	D.M. Titulado D.L. 109
457	08003196X01	ZOILA	2.4637	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	12/4/1906	D.M. Titulado D.L. 109

		BENEFICIATION
Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	BENEFICIATION TITLE	-	STATE
458	P0800383	AMISTAD	117.8957	24-K	18	EMPRESA MINERA NATIVIDAD S.A.	-	PLANTA DE BENEFICIO
Table 6-2: List of Morococha Concessions transferred from Silver Lead Mining Company S.A.

							AQCUIRY
Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	DATE	STATE
1	08009179X01	ANGELICA	19.9620	24-K	18	SILVER LEAD MINING COMPANY LIMITED S.A.	12/2/1925	D.M. Titulado D.L. 109
2	08001537Y01	DANTE	3.9920	24-K	18	SILVER LEAD MINING COMPANY LIMITED S.A.	11/8/1900	D.M. Titulado D.L. 109
3	08008898X01	EUNISE	7.9849	24-K	18	SILVER LEAD MINING COMPANY LIMITED S.A.	9/27/1924	D.M. Titulado D.L. 109
4	08003083Y01	FABIOLA	3.9920	24-K	18	SILVER LEAD MINING COMPANY LIMITED S.A.	5/1/1924	D.M. Titulado D.L. 109
5	08009178X01	ILA	5.9883	24-K	18	SILVER LEAD MINING COMPANY LIMITED S.A.	12/2/1925	D.M. Titulado D.L. 109
6	08009176X01	LEAD	1.9964	24-K	18	SILVER LEAD MINING COMPANY LIMITED S.A.	12/2/1925	D.M. Titulado D.L. 109
7	08008828X01	LIGIA	5.9883	24-K	18	SILVER LEAD MINING COMPANY LIMITED S.A.	5/1/1924	D.M. Titulado D.L. 109
8	08009088X01	NIDIA	19.9609	24-K	18	SILVER LEAD MINING COMPANY LIMITED S.A.	8/14/1925	D.M. Titulado D.L. 109
9	08009087X01	PEZ	1.9960	24-K	18	SILVER LEAD MINING COMPANY LIMITED S.A.	8/14/1925	D.M. Titulado D.L. 109
10	08001538Y01	SARA	5.6346	24-K	18	SILVER LEAD MINING COMPANY LIMITED S.A.	1899-10-11	D.M. Titulado D.L. 109
11	08009177X01	SILVER	15.9701	24-K	18	SILVER LEAD MINING COMPANY LIMITED S.A.	12/2/1925	D.M. Titulado D.L. 109

-28-43-101(PanAm)	Morococha Mine	28

Table 6-3: List of Morococha Concessions transferred from Sociedad Minera Corona

Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	AQCUIRY DATE	STATE
1	010283303	CORONA VIEJA	100.0000	24-K	18	SOCIEDAD MINERA CORONA S.A.	8/27/2003	D.M. Titulado D.L. 708
2	010144503	CORONA2 2003	300.0000	24-K	18	SOCIEDAD MINERA CORONA S.A.	4/22/2003	D.M. Titulado D.L. 708
3	010144403	CORONA3 2003	300.0000	24-K	18	SOCIEDAD MINERA CORONA S.A.	4/22/2003	D.M. Titulado D.L. 708
4	08001328Y01	PACHITEA	2.0792	24-K	18	SOCIEDAD MINERA CORONA S.A.	1899-12-18	D.M. Titulado D.L. 109
5	08002347Y01	PACHITEA 3RA	0.5474	24-K	18	SOCIEDAD MINERA CORONA S.A.	5/25/1907	D.M. Titulado D.L. 109
Table 6-4: List of Morococha Concessions Held with Different Third Party Mining Companies

Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	AQCUIRY DATE	STATE
1	08000367Y01	ALPAMINA CHICO	2.8169	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	1888-08-29	D.M. Titulado D.L. 109
2	08019143X01	EL PROLETARIO	14.0003	24-K	18	S.M.R.L. EL PROLETARIO DE HUANCAYO	6/1/1968	D.M. Titulado D.L. 109
3	08002273Y01	SALCHICHA	1.9967	24-K	18	S.M.R.L. SALCHICHA	1/2/1911	D.M. Titulado D.L. 109
4	08001318Y01	NELSON	1.4086	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/30/1900	D.M. Titulado D.L. 109
5	08010177X01	ANDAYCHAGUA NUMERO CUATRO	9.9763	24-K	18	VOLCAN COMPAÑIA MINERA S.A.A.	2/22/1928	D.M. Titulado D.L. 109
6	08003153Y01	ANDAYCHAGUA NUMERO DOS	9.9764	24-K	18	VOLCAN COMPAÑIA MINERA S.A.A.	1/26/1917	D.M. Titulado D.L. 109
7	08003164Y01	ANDAYCHAGUA NUMERO TRES	9.9764	24-K	18	VOLCAN COMPAÑIA MINERA S.A.A.	2/22/1928	D.M. Titulado D.L. 109
8	08003172Y01	ANDAYCHAGUA NUMERO UNO	9.9764	24-K	18	VOLCAN COMPAÑIA MINERA S.A.A.	2/22/1928	D.M. Titulado D.L. 109
9	08005076X01	MONEDA	9.9822	24-K	18	EMPRESA MINERA DEL CENTRO DEL PERU S.A.	4/17/1906	D.M. Titulado D.L. 109
10	08001331Y01	GRAVIÑA	3.9928	24-K	18	COMPAÑIA MINERA ARGENTUM S.A.	4/6/1900	D.M. Titulado D.L. 109
11	08001108Y01	SAN NICOLAS	1.4089	24-K	18	EMPRESA MINERA DEL CENTRO DEL PERU S.A.	1895-08-09	D.M. Titulado D.L. 109
12	08001344Y01	BEGONIA	0.9754	24-K	18	S.M.R.L. BEGONIA DE HUANCAYO	6/12/1901	D.M. Titulado D.L. 109
13	08015429X01	CATON	3.9923	24-K	18	S.M.R.L. CATON DE HUANCAYO	5/2/1955	D.M. Titulado D.L. 109
14	08019129X01	LA HUACA 25	2.0908	24-K	18	S.M.R.L. LA HUACA 25 DE HUANCAYO	5/2/1968	D.M. Titulado D.L. 109
15	08018694X01	NERON 1	0.9978	24-K	18	S.M.R.L. NERON 1 DE HUANCAYO	7/1/1966	D.M. Titulado D.L. 109
16	08018695X01	NERON 2	0.9026	24-K	18	S.M.R.L. NERON 1 DE HUANCAYO	7/1/1966	D.M. Titulado D.L. 109
17	08010426X01	AÑO 1934	1.9953	24-K	18	PEDRO DE OSMA GILDEMEISTER	1/11/1934	D.M. Titulado D.L. 109
18	08013128X01	LUCILA	1.9963	24-K	18	S.M.R.L. GENOVA A DE HUANCAYO	9/29/1947	D.M. Titulado D.L. 109
19	08016663X01	LA PERLA-87	1.7792	24-K	18	S.M.R.L. LA PERLA 87 DE HUANCAYO	5/2/1958	D.M. en trámite D.L. 109
20	08022462X01	LEO	9.9979	24-K	18	S.M.R.L. LEO DE HUANCAYO	5/2/1984	D.M. Titulado D.L. 109
21	08002409Y01	MIGUELITO	5.9886	24-K	18	S.M.R.L. MIGUELITO	5/6/1942	D.M. Titulado D.L. 109

-29-43-101(PanAm)	Morococha Mine	29

Table 6-5: List of concessions in negotionation with Minera Saracancha S.A.C.

							AQCUIRY
Nº	CODE	CONCESION	HECTARES	LETTER	ZONE	TITLE	DATE	STATE
1	08001710Y01	ADELA	0.5198	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	9/13/1902	D.M. Titulado D.L. 109
2	08010469X01	ANITA	0.0272	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	7/16/1934	D.M. Titulado D.L. 109
3	08001406Y01	AYHUACHI	0.7622	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	1/12/1901	D.M. Titulado D.L. 109
4	08002264Y01	CANTA	2.5863	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	6/17/1907	D.M. Titulado D.L. 109
5	08006809X01	CARLOTITA	1.4280	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	10/12/1916	D.M. Titulado D.L. 109
6	08002266Y01	CONSUELO 2A	0.2948	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	10/26/1906	D.M. Titulado D.L. 109
7	08001675Y01	DON DANIEL	0.5607	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	12/19/1902	D.M. Titulado D.L. 109
8	08006808X01	DON GUIDO	0.0687	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	10/11/1916	D.M. Titulado D.L. 109
9	08001673Y01	DON JULIO	0.7526	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	1/31/1903	D.M. Titulado D.L. 109
10	08001651Y01	EL TARUGO	3.9925	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	6/25/1901	D.M. Titulado D.L. 109
11	08002920X01	EL TRIUNFO	11.9770	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	8/29/1906	D.M. Titulado D.L. 109
12	08001547X01	EMILIA	2.1211	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	5/13/1904	D.M. Titulado D.L. 109
13	08001566Y01	ENRIQUE	0.0717	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	10/30/1902	D.M. Titulado D.L. 109
14	08002921X01	FINITA	0.4874	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	8/29/1906	D.M. Titulado D.L. 109
15	08003534Y01	GORDITA	3.9925	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	6/16/1937	D.M. Titulado D.L. 109
16	08002765X01	JULIO	1.9962	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	7/12/1906	D.M. Titulado D.L. 109
17	08003815X01	KUPFERBERG	1.9964	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	6/17/1907	D.M. Titulado D.L. 109
18	08001609Y01	LA INVESTIGADA	2.4777	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	7/19/1902	D.M. Titulado D.L. 109
19	08001403Y01	LA MAR	1.6767	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	1899-12-11	D.M. Titulado D.L. 109
20	08001650Y01	LA TUERCA	1.9962	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	6/25/1901	D.M. Titulado D.L. 109
21	08002922X01	LUISITO	0.6135	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	8/29/1906	D.M. Titulado D.L. 109
22	08001401Y01	MANSITA	2.8167	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	1899-07-25	D.M. Titulado D.L. 109
23	08012055X01	MANUELITO	5.9885	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	7/1/1936	D.M. Titulado D.L. 109
24	08001398Y01	MERCEDES	4.1796	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	1898-06-02	D.M. Titulado D.L. 109
25	08001395Y01	MILAGRO	1.4085	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	1884-01-10	D.M. Titulado D.L. 109
26	08001397Y01	MILAGRO	2.8172	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	1890-02-01	D.M. Titulado D.L. 109
27	08001402Y01	MIRAFLORES	1.4085	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	1899-06-24	D.M. Titulado D.L. 109
28	08001404X01	MONJITA	0.1092	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	1/1/1980	D.M. Titulado D.L. 109
29	08001674Y01	PELOTARIS	1.9961	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	11/3/1903	D.M. Titulado D.L. 109
30	08001400Y01	REVANCHA	1.0899	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	10/3/1902	D.M. Titulado D.L. 109
31	08000991X01	ROLANDO	3.9922	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	11/1/1902	D.M. Titulado D.L. 109
32	08001405Y01	SACRACANCHA CHICO	1.4085	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	1896-04-01	D.M. Titulado D.L. 109
33	08001396Y01	SAN FRANCISCO	1.4084	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	1887-05-25	D.M. Titulado D.L. 109
34	08003634Y01	SAN FRANCISCO SEGUNDO	1.4084	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	12/13/1902	D.M. Titulado D.L. 109
35	08001399Y01	SAN MIGUEL	2.8171	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	10/3/1902	D.M. Titulado D.L. 109
36	08006817X01	TERESITA	1.9947	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	10/16/1916	D.M. Titulado D.L. 109
37	08002263Y01	TRIUNFO 2	3.9925	24-K	18	CORPORACION MINERA SACRACANCHA S.A.C.	6/17/1907	D.M. Titulado D.L. 109

-30-43-101(PanAm)	Morococha Mine	30

Table 6-6: List of Concessions Reviewed by Rodrigo, Elias and Medrano — Abogados

					Debts regarding
N.	Concession	Code	Hectares	Registered Holder	validity fees	Penalties
1	AURORA	08001212Y01	4.2249	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
2	AURORA	08002289Y01	5.9907	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
3	AURORA	08010041X01	0.2429	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
4	BAJAZET	08001551X01	1.0019	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
5	CARMEN	08001026Y01	1.4087	Compañía Minera Argentum S.A. (50%)	All paid up to 2007	No Pending Debt
				Minera Peru Copper Syndicate S.A. (50%)
6	CATALINA	08003467Y01	2.6448	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
7	CATINCA	08002109Y01	1.5429	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
8	CODICIADA 1RA	08001690Y01	1.4521	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
9	CODICIADA 2DA	08001608Y01	1.9969	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
10	CONDENADO 1	0804352AY01	42.3281	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
11	CONDENADO 9	0804355EY01	0.1927	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
12	CONFLAGRACION	08020929X01	5.0352	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
13	DANTON	08001428X01	0.5593	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
14	DECIMA	08001976Y01	0.4824	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
15	DESDEMONA	08001312Y01	1.4084	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
16	DIANA 1980	08021622X01	5.9897	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
17	DINA	08000861Y01	5.6347	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
18	DIOS DA	08002961X01	0.897	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
19	EDELMIRA AM	10191799	2.6206	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
20	EL LOQUITO	08002402Y01	0.1745	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
21	ELECTRA NRO. 11	08020855X01	2.2805	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
22	ELECTRA NRO. 10	08020740X01	1.9961	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
23	ELECTRA NRO. 8	08020719X01	4.1918	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
24	ENREDO	08021983X01	4.8586	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
25	FELIPINA	08001111Y01	2.8172	Compañía Minera Argentum S.A. (80%)	All paid up to 2007	No Pending Debt
				Centromin Peru S.A. (20%)
26	GORIZIA	08002733Y01	2.6192	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
27	GRAVIÑA	08001331Y01	3.9928	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
				Empresa Mineral Navitidad S.A. (42.84%)
				Others
28	HERNANI	08001549Y01	1.9965	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
29	ISABEL	08001620Y01	0.8361	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
30	ITALIA	08001391Y01	2.1589	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
31	JEANNE	08013479X01	19.9642	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
32	JOSEFINA	08001471Y01	1.0547	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
33	JOSEFINA	08002947Y01	3.4959	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
34	JUANA ROSA	08000864Y01	11.2687	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
35	JUANA ROSA - S.R.	08021953X01	5.7415	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
36	JULIA	08001569Y01	2.3173	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
37	LA CAPITANA	08001268Y01	3.993	Compañía Minera Argentum S.A.
38	LA CODICIADA	08000859Y01	8.4521	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
39	LA REPUBLICA	08001629Y01	1.4636	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
40	LA YAULINA	08000860Y01	3.1722	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
41	LA YAULINA	08001041Y01	1.41	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
42	LAURA	08001139Y01	1.1067	Compañía Minera Argentum S.A. (50%)	All paid up to 2007	No Pending Debt
				Minera Peru Copper Syndicate S.A. (25%)
				Maria Ella Fore Baca, Yolanda Ignacia Espeanza
				Gore Baca, Autberto Gore Baca, and Jose
				Teofilo Aranda Gore (25%)
43	LAURA	08001571Y01	0.9016	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
44	LEALTAD	08001289Y01	1.996	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
45	LILA	08001683Y01	2.8923	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
46	LLAPITA	08001503Y01	3.0584	Compañía Minera Argentum S.A. (50%)	All paid up to 2007	No Pending Debt
				Minera Peru Copper Syndicate S.A. (25%)
				Maria Ella Fore Baca, Yolanda Ignacia Espeanza
				Gore Baca, Autberto Gore Baca, and Jose
				Teofilo Aranda Gore (25%)
47	MANUELITA	08001109Y01	1.4084	Compañía Minera Argentum S.A. (80%)	All paid up to 2007	No Pending Debt
				Centromin Peru S.A. (20%)
48	MARGARITA	08000862Y01	1.5089	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
49	MARIA CRISTINA	08001210Y01	7.9845	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
50	MARIA LUISA	08001052Y01	1.3948	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt

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					Debts regarding
N.	Concession	Code	Hectares	Registered Holder	validity fees	Penalties
51	MARIA LUISA	08001348Y01	1.9961	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
52	MARTHA S.R.	08021620X01	3.9927	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
53	MERCEDES	08003195X01	0.0767	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
54	MOROCOCHA 2	08004353Y01	378.0057	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
55	MOROCOCHA 3	08004354Y01	270.7826	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
56	MOROCOCHA 3-E	0804354NY01	163.3735	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
57	MUCHCAPATA 1	0804356AY01	1.9978	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
58	MUCHCAPATA 6	0804355GY01	116.136	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
59	MUCHCAPATA 7	0804355HY01	18.2943	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
60	NEW YORK	08001993Y01	1.9961	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
61	NUDO GORDIANO	08001782Y01	1.0166	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
62	NUEVO TARTUFFO	08001885Y01	2.2927	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
63	OLGA MERCEDES	08012312X01	3.9931	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
64	OSMIN	08001550X01	0.4719	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
65	PACHI	08021621X01	8.9836	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
66	PITINA	08020928X01	1.9999	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
67	PLINIO	08001552X01	0.4236	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
68	RAUL	08001311Y01	2.8168	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
69	REYNA	08001445X01	1.9962	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
70	ROMA	08005923X01	1.9965	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
71	ROSALVINA	08001477X01	3.992	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
72	RUPERTO	08001688Y01	2.0303	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
73	SAN ENRIQUE S.R.	08021967X01	1.5562	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
74	SAN ESTEBAN	08001113Y01	2.8176	Compañía Minera Argentum S.A. (80%)	All paid up to 2007	No Pending Debt
				Centromin Peru S.A. (20%)
75	SAN FRANCISCO	08001700Y01	1.9962	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
76	SAN LUIS	08000819Y01	1.5848	Compañía Minera Argentum S.A. (50%)	All paid up to 2007	No Pending Debt
				Minera Peru Copper Syndicate S.A. (25%)
				Maria Ella Fore Baca, Yolanda Ignacia Espeanza
				Gore Baca, Autberto Gore Baca, and Jose
				Teofilo Aranda Gore (25%)
77	SAN MIGUEL	08001623Y01	1.9962	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
78	SANTA CATALINA	08001092Y01	5.6344	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
79	SANTA CATALINA 2A	08001286Y01	3.9883	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
80	SANTA CATALINA 3A	08000145X01	1.1523	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
81	SANTA MARIA	08001114Y01	1.5845	Compañía Minera Argentum S.A. (80%)	All paid up to 2007	No Pending Debt
				Centromin Peru S.A. (20%)
82	SATURNO	08001541X01	2.9356	Compañía Minera Argentum S.A. (50%)	All paid up to 2007	No Pending Debt
				Sociedad Minera Huillca (50%)
83	SCOTLAND	08002698Y01	2.5953	Compañía Minera Argentum S.A. (50%)	All paid up to 2007	No Pending Debt
				Centromin Peru S.A. (50%)
84	SEGURIDAD	08003148Y01	0.8658	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
85	TOLDO DOS	0804354BY01	8.0487	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
86	TOLDO TRES	0804354CY01	0.0596	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
87	TOLDO 4	0804355AY01	7.9089	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
88	TOLDO 6	0804355CY01	13.837	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
89	TOLDO 7	0804355DY01	1.1284	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
90	TRIPLE ALIANZA	08001313Y01	2.8172	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
91	TUYURAGUA	08003149Y01	1.3671	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
92	UNION	08001559Y01	11.9785	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
93	VENUS	08003468Y01	19.9641	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
94	VIEJA VERDE	08001810Y01	0.8445	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
95	WELEVICH	08001112Y01	1.4083	Compañía Minera Argentum S.A. (80%)	All paid up to 2007	No Pending Debt
				Centromin Peru S.A. (20%)
96	YAGO	08001674X01	3.5116	Compañía Minera Argentum S.A.	All paid up to 2007	No Pending Debt
97	SAN NICOLAS	08001108Y01	1.4089	Centromin Perú S.A.	We have not been	We have not been
				Alfredo Peri Pesquiera y Romilda Peri Pesquiera	able to confirm	able to confirm
				Peri Pesquiera	payment.	payment.
98	BEGONIA	08001344Y01	0.9754	S.M.R.L. Begonia de Huancayo	We have not been	We have not been
					able to confirm	able to confirm
					payment.	payment.
99	CORONA VIEJA	10283303	100	Pending confirmation.	All paid up to 2007	No Pending Debt
100	PACHITEA	08001328Y01	2.0792	Mr. Máximo Cisneros' successors.	All paid up to 2007	No Pending Debt
101	PACHITEA 3RA	08002347Y01	0.5474	Mr. Máximo Cisneros' successors.	All paid up to 2007	No Pending Debt

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6.2 Permits and Agreements
6.2.1 Agreements
6.2.1.1. General Mining Office
All of the requirements of Articles 8 to 16 and 38 to 43 related to establishing and maintaining mining concessions in Peru of the Single Revised Text of the General Mining Law have been complied with, including the payment of duties and carrying out annual work commitments.
6.2.1.2. Ministry of Labour-ESSALUD (National Health Service)
All requirements established by the Ministry of Labour, regarding Risk Work Insurance and Social Security, among others, have been complied with by Morococha.
6.2.1.3. Real Estate
Except with respect to a formal agreement with Centromin pursuant to which Morococha has the right to use certain limited surface lands, Morococha does not own any surface lands in the area covered by its mining concessions. Although these surface rights belong to Centromin, the specific use by Morococha of these lands has been exercised for decades with Centromin’s acknowledgement. Thus, no actions by Centromin to claim the use of these lands are anticipated.
6.2.1.5. SUNAT (National Superintendence of Taxation Administration)
All filings with respect to income and sales taxes have been made on time and as prescribed by law.
6.2.2 Permits and Licenses
6.2.2.1 UEA Anticona
Sacracancha Plant Operation Authorization
Directorial Resolution Nº 209-2003-MEM-DGM/PDM issued on October 28, 2003, granting the operation of the Sacracancha Plant to an extended capacity of 1,170 MT/d. This plant is not currently under operation. The temporary shut down has been communicated to the Directorate for Mining Promotion and Development of the Ministry of Energy and Mines by way of Resource N° 1479623 dated 15/07/2004 and which has been verified by an independent auditing firm SEGECO. The final closure of the plant has been proposed in the closure plans presented to the Ministry of Energy and Mines in 2006.
Hydrocarbons-Registry as Fuel Direct Consumer
Anticona does not have any fixed storage or handling facilities and thus no permits are required or in existence.

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Powder Magazine License
The license has been granted by way of the Directive Resolution N° 01878-2006-IN-1703-2 on 05/07/2006. The license was granted in 2006 and is valid for 5 years. The license is granted to the Peruvian parent group, Compañía Minera Argentum.
Controlled Chemical Substances
PASP has been recognized as a Certified User by way of IQPF N° 20507845500-DICIQ. The period of validity is from 10/04/2007 to 0/04/2009. The licence is granted to the Peruvian parent group, Compañía Minera Argentum.
Explosives
Directorial Resolution N° 1857-2007-IN-1703-2 is valid until 31/12/2007 and is currently in the process of renewal. Renewals are required on a semi-annual basis.
Sanitary Discharge Authorization
Directorial Resolution Nº 926-2003 issued on August 20, 2003 by the General Directorate for Environmental Health of the Ministry of Health. The renewal is under process
Environmental Adjustment and Management Program (PAMA)
This program has been completed, audited and all observations resolved. A final resolution granting official recognition of its acceptance is pending from the Ministry of Energy and Mines in coordination with the Supervising Organization for Investment in Energy and Mining of the Ministry of the Presidency.
Quarterly Reports of Discharge and Emission Samples of Mining
These reports are presented on a quarterly basis to the Ministry of Energy and Mines in accordance with the applicable regulations.
Water Use License

Water	Water			Date of
Fountain	Volume (l/s)	Use	License’s Resolution	Issuance
Huascacocha Lake	50	Mining	RA-250-2004-INRENA-IRH-ATDRM	2004
6.2.2.2 UEA Manuelita
Hydrocarbons-Registry as Fuel Direct Consumer
Registry N° 0003-CDFG-12-2003 for direct consumption with dedicated fixed installations of 18,000 gallon maximum capacity.

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Powder Magazine License
Licence granted by way of Directive Resolution N° 01878-2006-IN-1703-2 dated 05/07/2006 and valid for a period of 5 years.
Controlled Chemical Substances
Permit granted to Argentum as a Certified User by way of IGPF N° 20507845500-DICIQ, valid from 10/04/2007 until 10/04/2009
Explosives
Granted permit by way of Directive Resolution N° 1883-2007-IN-1703-2 which is valid until 31/12/2007 and currently in process of being renewed.
Environmental Adjustment and Management Program (PAMA)
This program has been completed, audited and all observations resolved. A final resolution granting official recognition of its acceptance is pending from the Ministry of Energy and Mines in coordination with the Supervising Organization for Investment in Energy and Mining of the Ministry of the Presidency
Quarterly Reports of Discharge and Emission Samples of Mining
These reports are presented on a quarterly basis to the Ministry of Energy and Mines in accordance with the applicable regulations.
6.2.2.3. UEA Morococha
Powder Magazine License
Permit granted to Argentum as a Certified User by way of IGPF N° 20507845500-DICIQ, valid from 10/04/2007 until 10/04/2009.
Controlled Chemical Substances
Permit granted with Certificate of User by way of IGPF N° 20507845500-DICIQ valid from 10/04/2007 to 10/04/2009
Hydrocarbons- Registry as Fuel Direct Consumer
Permit is granted by way of Registry N° 0001-CDFG-12-2003 as a Direct Consumer with fixed installations of 96,762 gallons
Explosives
Permit granted by way of Directive Resolution N° 1900-2007-IN-1703-2 valid until 31/12/2007 and currently under renewal.

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Environmental Adjustment and Management Program (PAMA)
All PAMA related liabilities are, under the terms of the purchase contract, attributable to the state organization Activos Mineros, formerly CENTROMIN.
6.2.2.3.6. Sanitary Discharge Authorization
Permit granted by way of Directive Resolution RD-O26-2007-DIGESA-SA, valid until 2009.
Water Use License

	Water Volume			Date of
Water Fountain	(l/s)	Use	License’s Resolution	Issuance
Buenaventura	10	Mining	RA-255-2006-INRENA-I	2006
Lagoon			RH-ATDRM
Huacracocha	110	Industrial	RA-041-2007-GRJ-DRAJ -	2007
Lagoon			ATDRM
Socavón Cobriza	40	Mining	RA-256-2006-INRENA-I	2006
Vulcano			RH-ATDRM
Quarterly Reports of Discharge and Emission Samples of Mining Activities
The Morococha operation has fulfilled this legal requirement.
6.3 Environmental Issues
Environmental issues are discussed in section 19.5.
7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
The Morococha operations are accessible via the paved Carretera Central (Central Highway), approximately 137km east of the capital city of Lima, then 1.7 km south via a public, all weather gravel road. Rail service from Lima is also available via a national rail line that passes adjacent to the operations.
The topography of the mine operating area is characterized by steep, rugged ridges and peaks ranging in elevation from 4,400m to over 5,100m above sea level. Vegetation is sparse, and wildlife is limited to mostly birds and small mammals, amphibians, and reptiles.
The climate of the operations area is typical of the Andean Cordillera in Peru, with two distinct seasons. The average annual precipitation is estimated to be around 800 mm, with most occurring as rain in the wetter summer months (November through March). Rainfall ranges from gentle drizzle to torrential downpours, with occasional snow. The winter months (April through October) are dry and colder, and seasonal transitions are typically abrupt. Winter nighttime temperatures often dip below 0ºC, but rarely low enough to affect surface operations (milling, ore and concentrate hauling). Average annual temperatures are around 7ºC. Because all mining currently takes place underground, climate has minimal effect on ore production.

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Mining has taken place at Morococha and nearby areas (Casapalca, Cerro de Pasco) for more than 100 years, resulting in a well developed regional transportation and power infrastructure and a large local labor pool. Water for processing is plentiful, and tailings disposal areas are adequate. Several mine development waste disposal sites exist on the property and these are sufficient to meet the needs of the mining operation. The existing processing plant sites are sufficient for all proposed operations.
8.0 HISTORY
Mining began in the region around the Morococha property before the 1500’s, and production has been continuous in the district since the late 1800s.
By the early 1900’s, two mining companies (Backus and Johnston del Perú and Morococha Mining Company) had been established. In 1911, the Morococha Mining Company retained Harold Kingsmill to oversee the development of the Carlos Reynaldo adit and tunnel to connect the 400 level of the mine with the San Francisco shaft. This tunnel is still in use.
Between 1915 and 1918, much of the district was reorganized and incorporated into the Cerro de Pasco Mining Company (“Cerro de Pasco”). By 1924, Cerro de Pasco was producing at a rate of 1,500 tonnes per day from primarily copper ores containing 6% copper. Between 1929 and 1934, Cerro de Pasco excavated the 11.5 kilometre Kingsmill Tunnel, successfully dewatering all of the Morococha district mine workings above the 4,020 metre tunnel elevation. The Kingsmill tunnel is still in use and is a vital feature of the Morococha mining district.
In the 1940s, the Gubbins family began operating mines in the Morococha district through Minera Santa Rita S.A. and Minera Yauli S.A., which were subsequently consolidated in the late 1990s into SMC. Cerro de Pasco continued to operate in the Morococha district until 1974, when its mines were nationalized by the Peruvian government. Production from the Cerro de Pasco mines in the district continued under the Peruvian national mining company, Centromin, until 2003, when SMC acquired these operations from Centromin through privatization.
On January 20, 2004, PAS entered into an agreement with 14 arm’s-length individuals, estates and companies, all of whom are members of the Gubbins family or entities in which members of the Gubbins family hold beneficial interests (the “Morococha Vendors”), to purchase 92.014% of the voting shares of Argentum, a sociedad anónima organized under Peruvian company law, for $35,425,390 in cash. Argentum acquired, through a corporate restructuring undertaken under Peruvian company law, the Anticona and Manuelita mining units and related infrastructure and processing assets from SMC. At the time of acquisition, Argentum held in its treasury as cash, all profits earned by SMC’s Anticona and Manuelita mining operations since November 1, 2003. The transaction was subject to regulatory approval and a number of conditions, including: (i) the completion of the corporate restructuring; (ii) the listing on the Lima Stock Exchange of 100% of the shares of Argentum, including those issued in connection with the corporate restructuring; and (iii) Pan American successfully undertaking a public bid for not less than 92.014% of the voting shares of Argentum through the Lima Stock Exchange.
On February 24, 2004, PAS entered into a further agreement with the Morococha Vendors to purchase all of the issued and outstanding shares of Natividad, a corporation organized under Peruvian company law, which holds mining concessions and operations that are complementary to the Anticona and Manuelita mining units for $1.5 million in cash. Closing of the acquisitions of

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Argentum and Natividad occurred contemporaneously in August 2004, with effect as of July 1, 2004 and in 2005, Argentum amalgamated with Natividad. Argentum made all necessary applications for delisting its shares from the Lima Stock Exchange and the delisting process was completed in 2006. In addition, PASP is currently making a bid to acquire the labour shares in Argentum, and as at November 30, 2007 the company holds 68.72% of such labour shares. The labour shares were created as a means through which workers would be able to take part in the company’s success (but do not afford the holders of such shares influence over the decision-making of the company, as they are non-voting), and are held either by current workers, former workers or by third parties who have bought labour shares in the free market. In April 2005, Argentum amalgamated with Natividad, a company in which Pan American previously held a 100% interest. The PAS is the indirect owner of 92.01% of the voting shares of Argentum and 68.72% of the non-voting investment shares for a total ownership interest of 89.35%.
9.0 GEOLOGIC SETTING
A 2,000 metre thick Paleozoic-Mesozoic sequence of schists, volcanic rocks and predominantly carbonate sediments cut by a series of Upper Tertiary intrusions provide the host rocks for the mineralization in the Morococha district. The structures that account for the majority of the vein mineralization in the Morococha district trend predominantly northeast to east-northeast. Mineralization includes epi-mesothermal silver-lead-copper-zinc veins and stratiform silver-base metal replacements or mantos (which together account for the majority of the past and present economic mineralization at the Morococha property), intrusive-sediment contact (skarns), and the quartz porphyry-hosted Toromocho disseminated copper system. The size and geometry of individual ore shoots in the veins can range up to 400 metres in length and more than 800 metres down plunge. Undiluted district vein width averages are on the order of 1.2 metres. Replacement manto mineralization is generally restricted to receptive stratigraphic horizons where favorable lithologies are intersected by mineralized veins or are proximal to pre-mineral intrusives. Mantos can have a significant strike extent where the veins are closely spaced, and can range from less than one metre in width up to 20 metres. Intrusive contact related skarn bodies, while common locally, are generally small and irregular, with disseminated rather than massive sulfide mineralization.
The structural setting of the Morococha area is dominated by shallowly NW-plunging folds, the most important of which is the anticlinal feature referred to as the Yauli Dome, which trends north-northwest and divides the district roughly in half. Limb dips range from 20-30° on the east to 30-40° on the west. The Mitu volcanics outcrop in the core of the dome, with Pucará limestones on the east and the full sequence of Jurassic-Cretaceous sediments exposed on the west limb. Continued compression apparently gave rise to early NW trending shears, and the uplifting effect of the intrusion of the quartz monzonite stocks produced an arching of the Yauli Dome and an associated phase of tensional faulting more or less perpendicular to the anticlinal axis (NE-SW). This latter set is the most heavily mineralized set of fractures and accounts for the majority of fault-vein mineralization in the Morococha District.
Ore and gangue mineralogy is similar in veins and mantos but it varies considerably across the property. Sphalerite, galena, and chalcopyrite are the most important primary minerals for zinc, lead and copper and silver is generally present as freibergite (Ag-tetrahedrite) or argentiferous galena. Gangue generally consists of quartz, calcite, barite and rhodochrosite, the latter having a strong correlation with higher silver grades.

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As with most of the large Peruvian polymetallic deposits, Morococha exhibits a distinct lateral and vertical metal zonation. A central copper zone centered on the Toromocho copper deposit grades outward through a lead-zinc-minor silver zone and then into an outermost zone that is richer in silver but still containing significant lead-zinc contents. There is also a distinct trend for higher silver grades at higher elevations on the west side of the Morococha property. Individual silver assays of greater than 2,200 grams per tonne (“g/mt”) are not uncommon above 4,800 metres in certain areas, and greater than 300 g/mt silver ore grades also are common in the outer silver-lead-zinc zone above the 4,400 metre elevation in certain areas. In veins that have been mined over significant vertical extents (such as those in Manuelita), silver grades tend to decrease as zinc grades increase with depth. However, several of the major veins currently being mined on the 4,020 metre Kingsmill Tunnel level still contain silver grades in the 200 g/mt to 250 g/mt range. The hydrothermal alteration present at Morococha is typical for central Peruvian zoned polymetallic deposits.
10.0 DEPOSIT TYPES
The geologic setting of the Morococha District provides for a wide range of documented deposit types. There are four principal types of economic mineralization in the Morococha district: epi-mesothermal silver-lead-copper-zinc veins, bedded silver-base metal replacements (mantos), intrusive-sediment contact skarns and mantos and the quartz porphyry-hosted Toromocho disseminated copper system. The first two types account for the great majority of economic mineralization on the Argentum properties and are the primary types that have been and will be mined under the current operating plan.
11.0 MINERALIZATION
Vein mineralization formed along the dominant system of NE-trending tensional faults. With the exception of an agglomerate unit in the upper Mitu Group and the sedimentary breccias in the upper and lower Pucará, the Mitu volcanics, Anticona diorite and much of the sedimentary sequence are good vein hosts. Mineralization associated with the veins is mostly fracture filling in nature except in some carbonate hosts where irregular replacement can take place in the wall rocks. The size and geometry of individual ore shoots in the veins are lithology and structure dependent. For example, the plunge of ore shoots in the Buenaventura vein plunge parallel to the dip of the Cretaceous limestone hosts, but shoots in the Mitu volcanics are steeper and may be more dependent on structural controls. Shoots range up to 400 metres in length with some traced up to 800 metres down plunge. Economic widths in the veins range from 0.5 metres to more than six metres, as demonstrated in a cymoid loop in the Cuña vein. Undiluted district vein width averages are on the order of 1.2 metres.
Replacement manto mineralization is generally restricted to receptive stratigraphic horizons where favorable lithologies are intersected by mineralized veins or are proximal to pre-mineral intrusives. Five favorable stratigraphic horizons are known in the Pucará section and at least two more in the Jumasha Formation, below the Anticona diorite contact. Some of the mantos are less stratabound in character, occurring as structurally controlled irregular chimneys within generally favorable stratigraphic horizons. Mantos can have a significant strike extent in areas such as Codiciada, where the veins are closely spaced. Mineable mantos range from less than one metre in width to the largest, Manto Italia, which averages seven metres wide.

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Intrusive contact related skarn bodies are common in the favorable portions of the Pucará, generally in areas of pre-mineral, contact-related silicification and/or calc-silicate alteration. For the most part, these skarns are generally small and irregular, with disseminated rather than massive sulfide mineralization. A notable exception is one large occurrence in the northeast portion of the main Toromocho block, where a body of massive pyrite-chalcopyrite skarn that measures 70m by 400m is developed in limestones adjacent to a quartz monzonite stock.
Disseminated copper mineralization is present in the central part of the district in the Toromocho deposit. This porphyry/breccia pipe deposit is hosted by quartz monzonite and Pucará limestones. The upper levels of the deposit contain enargite-chalcocite that transitions into a mid-level zone dominated by sulfides and a second, deeper zone of chalcocite. Its ultimate size is unknown.
Ore and gangue mineralogy is similar in veins and mantos but varies considerably across the property. Sphalerite, galena, and chalcopyrite are the most important primary minerals for zinc, lead and copper. Silver is generally present as freibergite (Ag-tetrahedrite) or argentiferous galena. Gangue generally consists of quartz, calcite, barite and rhodochrosite, the latter having a strong correlation with higher silver grades.
As with most of the large Peruvian polymetallic deposits, Morococha exhibits a distinct lateral and vertical metal zonation. A central copper zone centered on the Toromocho deposit grades outward through a lead-zinc-minor silver zone and then into an outermost zone that is richer in silver but still retaining significant lead-zinc contents. There is also a distinct trend for higher silver grades at higher elevations on the west side of the Corona properties. Individual silver assays of +2,200 g/mt are not uncommon above 4800 metres in the San Florencio and Huacracocha areas, and +300 g/mt silver ore grades also are common in the outer silver-lead-zinc zone above the 4400 metre elevation in the Buenaventura vein at Yacumina and to the east in Alpamina. In veins that have been mined over significant vertical extents (such as those in Manuelita), silver grades tend to decrease as lead-zinc grades increase with depth. However, several of the major veins currently being mined on the 4,020m Kingsmill Tunnel level still contain silver grades in the 200 g/mt to 250 g/mt range. Although historically very few samples have been analyzed for gold, there appears to be a significant increase in gold content to the east in the Alpamina area.
The hydrothermal alteration present at Morococha is typical for central Peruvian zoned polymetallic deposits. Where veins are hosted by intrusive rocks, wallrock alteration consists of moderate silicification and sericite-kaolinite alteration for up to several metres outward from the vein. Carbonate sediments show a pre-mineral silicification and/or weak calc-silicate alteration near intrusive bodies and veins are generally better developed in these areas. Where veins cut unaltered carbonates, the wall rocks generally have a “bleached” appearance and weak to moderate silicification. Toromocho exhibits normal porphyry copper zonation, with an inner zone of potassic alteration grading outward through phyllic and propylitic assemblages. Figures 5 and 6 show the regional and district geology respectively, within the Morococha Mine area.
The depth of oxidation in and adjacent to the veins and mantos is variable, but it tends to extend deeper where veins are hosted by carbonates. At Codiciada-San Antonio-Alapampa, veins are generally at least partially oxidized down to 100m below surface, and one manto (Ombla) had partial oxidation to a depth of 300m. Ore mined from these areas has historically experienced poorer metallurgical recoveries due to the increased amount of oxidized material.

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12.0 EXPLORATION
12.1 Exploration Prior to PAS Acquisition of Morococha
The former owners of the mines that comprise the Morococha operations conducted only minimal systematic exploration in the district. Most of the older exploration efforts were limited to underground development along strike of known structures, which was immediately followed by stope development and mining. Drilling typically was not part of the exploration effort. Prior to PAS’s acquisition of Morococha, only proven and probable mineral reserves were estimated on an annual basis – there were no estimates of measured, indicated, or inferred mineral resources, and little effort was given to exploration/evaluation of areas that were not immediately adjacent to existing mine workings.
12.2 PAS Exploration (2004-2005)
PAS employs its own exploration drilling crews that operate two larger diamond drill rigs for exploration drilling and two small rigs for mineral resource/mineral reserve definition drilling. In addition, PAS currently retains two Peruvian drill contractors, Redrilsa S.A and Rock Drill S.A. which operate from 7 to 9 rigs for underground and surface drilling. All PAS exploration drilling was (and continues to be) directed and supervised by the Morococha operations Geology department, with all work periodically reviewed by Dr. Michael Steinmann, P. Geo. Senior Vice President of Exploration and Geology for PAS, a Qualified Person as the term is defined by NI 43-101.
The PAS exploration program began in 2004, immediately after the closing of the acquisitions of Argentum and Navtividad (see Section 8.0 — History). Exploration work started with underground mapping and sampling and the compilation of all historical information from more than 4,000 hand drawn maps that included sampling results summarized in hand-drafted tables. Significant efforts (which continued through 2005) were made to digitize and partially re-survey this information in order to include it in the PAS electronic database. PAS has standardized sampling procedures throughout the Morococha operations and ensures through its internal and independent QPs that these practices meet or exceed industry standards. All sampling (channel sampling and drill core sampling) is done by PAS personnel under the direct supervision of the Morococha operations Geology department. These procedures and results were reviewed and approved by the authors of this Technical Report.
Underground and surface diamond drilling commenced in late 2004. Altogether, 11 underground and 24 surface diamond drill holes were completed for a total of 6,776 metres. This drilling focused mainly on the Manuelita and the Codiciada zones (including Manto Italia). Due to positive results in 2004, the exploration efforts increased in 2005 with the drilling of 184 underground and 42 surface holes for a total of 38,258 metres. As in 2004, the main targets were the Manuelita, Sulfurosa and Codiciada areas. Drilling of the Manuelita and Sulfurosa targets successfully extended the strike length of several veins and increased the mineral resources in this area. The most important results were obtained in the Codiciada area from the drilling of the Manto Italia (see results in Table 13-2, Section 13.0 — Drilling) on a 50m by 50m pattern, which increased the proven and probable mineral reserves in this manto deposit to 1,562,281 tonnes. Additional exploration could extend these mineral reserves to the north.

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12.3 PAS Exploration (2006-September 2007)
Positive 2005 drilling results in the Yacumina, Codiciada and Sierra Nevada areas were followed by intensive exploration programs in 2006 and 2007 (through September) designed to increase mineral reserves and mineral resources. This effort resulted in the completion of 548 underground and 44 surface diamond drill holes (totaling 101,368 metres). As of the date of this Technical Report, drilling continues in these areas.
PAS began an aggressive surface exploration program in 2006 that included two surface mapping programs. The first was a detailed local geological mapping (1:2000 scale) and surface sampling effort that was designed to target mineral resources in areas neighboring or adjacent to the areas of underground production. This work included the surface mapping of 480 hectares to the northeast and southeast of the Manuelita mine in the Muchcapata area, which helped to identify the major Eneida, Muchcapata and No.11 veins, several minor veins (Flor, Rosa and No.3 veins), and to confirm the continuation of these veins from the Mitu Formation into the Pucara limestones. Work also focused on the Tashiman-Codiciada-San Antonio sector, located north of the Morococha mine in the vicinity of the Codiciada and Alapampa areas, which together contain nearly 60% of the current proven and probable mineral reserves at Morococha. The geology of this sector consists of Pucaca limestones that host veins, mantos and replacement mineralization. In total, 390 hectares were geologically mapped, and this work identified several unexplored veins, of which the most important are the San Antonio, Union, San Martin, Teresa, San Carlos, Morro del Solar, T-2 and T-3 veins.
In the Toldo Jirca area, surface trenching in 2006 confirmed the presence of a gold anomaly covering over 4,300m2 and containing average grades of 2.6 g/t Au and 29 g/t Ag. Subsequently, six short diamond core holes totaling 711 m were drilled into this target, two of which intersected a near-surface, horizontal mineralized zone with intercepts of 8.4 m @ 2.6 g/t Au and 8.8 m @ 3.1 g/t Au. Although these holes confirmed the existence of a small zone of gold enrichment in oxides close to the surface, because preliminary estimates based on this initial drilling and trenching suggested a potential of less than 10,000 oz of contained gold, no further drilling or other exploration work is planned for this target.
In January 2007, a diamond drilling program commenced in the Toldo-Muchcapata and the Tashiman-Alapampa sectors. As of September 30, 2007, a total of 2964.10 metres were drilled in 15 holes, comprised of 10 holes totaling 1,751.95 m in the Toldo area and five totaling 1,212.15 m in the Tashiman-Alapampa area. Representative results (mineralized intercepts, true widths of the intercepts, and average grades), are shown in Table 13-3 in the following Section 13 (Drilling).
The second surface exploration program that commenced in 2006 was a district-wide effort with the goal to assess peripheral or remote areas on the mining concessions by surface geological mapping and sampling. Several of these areas did not have any former exploration information or data. These areas include the Ticlio sector, the Sacracancha sector, and the El Porvenir sector. Descriptions of these sectors and brief summaries of the exploration work completed as of the date of this Technical Report are as follows:

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Ticlio Sector – Ticlio is a very prospective area to the northwest of the Morococha mine. The sector displays three stages of intrusive activity, the oldest (and largest) of which is the Anticona diorite. This body was later intruded by a quartz monzonite stock, and both bodies were subsequently cut by dacitic dikes. Veins containing polymetallic mineralization crosscut the entire sector, and the most important of these is the Santa Catalina vein, which is currently exploited by Compania Minera Volcan S.A. in its Ticlio Mine. This major vein extends onto PAS-controled mining concessions, where detailed mapping of over 600 hectares identified the Lolita vein (a structure with a know strike length of over 800 metres), as well as the Perusa, Borrachitos and Mariela veins. All of these veins are the focus of a current sampling program.
Sacracancha Sector – Located south of Alpamina on the 37 mining concessions leased form Corporacion Minera Sacracancah S.A., this sector contains several prospective veins and mantos. In total, 210 hectares were geologically mapped, followed by surface and underground sampling of old adits in the sector. Significant results of this work include the discovery of the San Miguel vein (with a strike extension of over 1,000 metres, an average true width of 0.88m, and average grades of 3.06 g/t Au, 191 g/t Ag, 1.34% Pb and 0.45% Zn) and outcrops of the Girondina manto, which extends over 1.2 km along strike with an average true thickness of 1.04 m and average grades of 3.96 g/t Au, 345 g/t Ag, 1.84% Pb and 0.27% Zn.
El Porvenir Sector – The El Porvenir sector is located to the south of the Toromocho porphyry copper project owned by Peru Copper Inc. This relatively small area of about 40 hectares contains Pucara limestones that have been intruded by a quartz monzonite stock. The associated skarn mineralization found in this area contains substantial occurrences of sulphides (silver-rich galena and sphalerite), but additional exploration work is required.
12.4 Exploration Summary (2004-September 2007)
The overall exploration efforts by PAS since its acquisition of Morococha in 2004 has resulted in a substantial increase in proven and probable mineral reserves from 1,526,596 tonnes (as of December 31, 2003) to 6,377,564 tonnes (as of December 31, 2006) and measured and indicated mineral resources from 826,000 tonnes (as of December 31, 2003) to 2,863,136 Tonnes (as of December 31, 2006 — see Section 19 — Mineral Resource and Mineral Reserve Estimates). The major areas of mineral reserve and mineral resource expansions from exploration drilling completed to date include the Manuelita, Codiciada, and Sulfurosa sectors, particularly the Manto Italia deposit. Promising district-wide targets for continuing work include the Toldo-Muchcapata, Tashiman-Codiciada-San Antonio, Ticlio, Sacracancha, and El Porvenir sectors. Over 30,000m of diamond drilling in district-wide targets is planned for 2008.

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13.0 DRILLING
Prior to PAS’ acquisition of Morococha, SMC utilized surface and underground diamond drilling only to test for potential ore-grade mineralization in the various veins, replacement mantos, and skarn bodies. Once the results of drilling determined the presence of ore grade mineralization, the vein or manto was accessed by underground crosscutting and drifting for further exploration and delineation of ore reserves. Thus, assay data generated by SMC’s drilling was seldom used in block grade estimations for mineral reserves. Since September 2004, exploration at the Morococha property has been conducted using a combination of diamond drilling and underground drifting. Currently, eight to eleven diamond drills are in continuous operation at the property, drilling AQ, BQ, NQ and HQ sized holes ranging from 50 and 350 metres in length. This is generally followed by underground development. During 2006, 59,290 metres of drilling were completed (4,533 metres from surface and 54,757 metres from underground) As of September 30, 2007, 38,972 metres of underground drilling were completed.
Details on the amount of surface and underground drilling from 2004 to 2007 are shown in Table 13-1. Since Pan American Silver Corp. purchased the Morococha mine in 2004 a total of 853 diamond drill holes (surface and underground) for a combined length of 146,402 metres have been drilled. Drill core recoveries were generally high, averaging 85% for both the surface and for the underground drilling.
Table 13-1: Summary of PAS Diamond Drilling

	Underground Drilling		Surface Drilling
Year	# of holes	metres drilled	# of holes	metres drilled
2004	11	3,282	24	3,494
2005	184	29,043	42	9,215
2006	321	54,757	27	4,533
2007	227	38,972	17	3,106

TOTAL	743	126,055	110	20,347

Surveys of the drill-hole collars were completed and verified by the Engineering department using total station survey instruments. The inclinations of the holes were determined by the geologist in the field using a compass to verify the angle of the drill rods as drilling took place. The holes were not surveyed down-hole, as the holes were generally short, and considering the good rock mass quality (with RQD >70), it is assumed that any deviations are very minor.
Drill hole orientations were planned in order to intersect the targeted vein at an angle as close to 90° as possible. The strike and dip angles of most target veins are known and the true width of a drill intersect can be easily calculated for day to day reporting purposes using trigonometric functions. Hole collar information as well as hole lengths, rock types, sampling results and RQD information were entered into the PAS digital electronic database using DHLogger®, a commercial software package.
Cores from the holes completed to date were placed in wooden core boxes and transported to the core logging facility on site. The boxes were properly marked and numbered by the drill crews and tags were inserted to indicate the drill depths. After receiving the core, logging was

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initiated by the Geology department. In the first step, the responsible geologist measured the recovered core length between two tags and calculated the core recovery by dividing the recovered core length by the length of the drilled interval determined from the hole depths noted on the tags. After determining core recoveries, fracture density was recorded in order to determine the rock quality (“RQD”). In the third step, lithologies, structures and alterations were logged, followed by determination and flagging by the geologist of sample intervals on the core.
Cores were split in half using a diamond saw. One half of the core was sent for analysis to the on site laboratory and the other half was returned to the same wooden core boxes for storage in a safe, on-site location.
Logged information was entered into the PAS electronic database via DHLogger® software where it was then automatically combined using the Fusion® software with the sampling results from the lab. Log sheets were printed out for each hole and stored on-site. The electronic database with all the logging information is periodically backed up by the Morococha IT department.
As of September 30, 2007, the electronic database contained 853 recorded drill holes for a total drilled length of 146,402 metres. Due to this large amount of drill holes, it is not practical to show the entire database as a table in this Technical Report. However, since Codiciada is the most important area for current production (containing approximately 60% of the current proven and probable mineral reserves), and specifically the Manto Italia (current proven and probable mineral reserves of 1,562,281 tonnes within an area of about 170,000 m2) Table 13-2 summarizes all drill holes completed to date in Manto Italia.

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Table 13-2: Summary of Manto Italia Diamon Drill Holes

		FROM	TO	TRUE WIDTH
HOLE ID	ANGLE	(m)	(m)	(m)	g Ag	% Cu	% Pb	% Zn
DDH-003-U-07	60	0.00	1.65	1.43	72.22	0.10	0.76	3.48
DDH-003-U-07	60	5.60	8.00	2.08	58.75	0.12	0.44	6.05
DDH-003-U-07	60	22.90	25.00	1.82	128.50	0.42	4.37	5.33
DDH-003-U-07	52	63.90	70.00	4.81	66.14	0.11	7.08	6.68
DDH-003-U-07	52	71.10	72.35	0.99	146.16	0.15	8.49	4.70
DDH-003-U-07	52	79.30	80.70	1.10	111.78	0.06	14.77	3.65
DDH-003-U-07	52	90.00	91.00	0.79	37.48	0.18	0.26	8.56
DDH-005-U-07	25	47.10	53.20	2.58	29.89	0.01	0.03	0.04
DDH-005-U-07	25	66.90	68.55	0.70	16.71	0.01	0.00	0.01
DDH-006-S-05	85	160.70	161.80	1.10	36.00	0.02	1.37	1.91
DDH-006-S-05	85	183.20	184.95	1.74	65.46	0.06	1.52	4.49
DDH-006-S-05	85	338.50	340.35	1.84	6.00	0.11	0.04	5.89
DDH-006-S-05	85	344.65	346.25	1.59	22.00	0.13	0.14	8.81
DDH-006-S-05	85	355.70	366.00	10.26	5.31	0.12	0.01	3.39
DDH-006-S-05	85	399.50	419.40	3.89	236.42	0.48	1.00	0.98
DDH-006-S-05	85	436.50	437.60	1.79	177.45	0.20	3.96	6.35
DDH-006-S-05	85	464.30	464.50	0.20	1305.00	0.35	2.92	3.50
DDH-009-U-06	85	8.80	11.50	2.69	200.59	0.60	0.67	1.14
DDH-009-U-06	85	51.00	52.30	1.30	29.51	1.59	0.03	4.06
DDH-009-U-06	85	78.60	81.80	3.19	20.05	1.54	0.02	3.34
DDH-009-U-06	85	84.50	87.20	2.69	30.74	1.19	0.03	4.32
DDH-009-U-07	84	0.00	5.80	5.77	62.81	0.14	0.16	7.99
DDH-014-U-07	81	0.00	6.22	6.14	24.65	0.12	0.06	5.87
DDH-014-U-07	81	19.80	24.09	4.24	69.88	0.08	2.74	2.91
DDH-014-U-07	81	34.00	35.90	1.88	53.52	0.04	1.12	3.34
DDH-014-U-07	81	37.66	38.40	0.73	1560.64	0.84	1.59	7.21
DDH-014-U-07	81	51.15	53.25	2.07	114.68	0.05	1.19	6.47
DDH-015-U-07	25	118.80	121.20	1.01	122.89	0.22	0.50	9.20
DDH-017-U-05	82	16.90	17.70	0.79	49.76	0.07	1.00	1.16
DDH-017-U-05	82	19.50	27.00	7.43	116.71	0.13	5.29	6.96
DDH-017-U-05	82	29.35	33.50	4.11	140.00	0.12	5.19	7.83
DDH-017-U-05	82	42.55	45.55	2.97	88.68	0.07	1.78	10.06
DDH-017-U-05	82	48.15	58.35	10.10	65.44	0.05	2.16	4.85
DDH-017-U-05	82	65.65	66.30	0.64	59.06	0.07	2.89	6.30
DDH-017-U-07	50	0.00	2.30	1.76	38.92	0.50	0.15	7.99
DDH-017-U-07	50	3.30	10.00	5.13	93.27	0.26	1.20	8.44
DDH-017-U-07	50	18.80	22.30	2.68	138.02	0.54	0.52	4.72
DDH-017-U-07	50	73.60	77.00	2.60	117.28	0.15	8.02	24.57
DDH-022-U-05	85	17.60	18.50	0.90	64.08	0.11	0.96	5.13
DDH-022-U-05	85	21.90	55.65	33.62	107.56	0.15	3.62	7.17
DDH-026-U-07	84	0.00	3.45	3.43	29.04	0.19	0.16	0.25
DDH-026-U-07	84	4.60	6.50	1.89	54.19	0.14	0.14	3.89
DDH-026-U-07	84	22.90	23.55	0.65	162.56	0.03	3.34	4.80
DDH-026-U-07	84	27.00	28.10	1.09	113.67	0.16	1.45	4.88
DDH-026-U-07	84	33.60	34.30	0.70	165.12	0.03	2.91	4.01
DDH-026-U-07	84	43.15	43.85	0.70	72.59	0.44	0.85	4.60
DDH-026-U-07	84	57.40	60.70	3.28	109.07	0.04	3.10	3.04
DDH-027-U-05	75	18.45	19.30	0.82	51.47	0.06	2.07	4.78
DDH-027-U-05	75	23.80	28.00	4.06	33.77	0.04	1.31	2.36
DDH-027-U-06	70	103.50	104.10	0.56	29.07	0.25	0.01	4.39
DDH-027-U-06	70	106.05	111.60	5.22	25.41	0.52	0.04	6.99
DDH-029-U-05	81	0.00	3.90	3.85	48.14	0.07	0.88	3.45
DDH-029-U-05	81	26.60	28.90	2.27	10.85	0.04	0.21	0.61
DDH-031-U-05	82	11.20	12.00	0.79	68.74	9.00	1.21	2.09
DDH-031-U-05	82	17.35	18.45	1.09	45.93	0.17	0.41	4.16
DDH-031-U-05	82	22.30	28.50	6.14	51.19	0.09	1.82	8.54
DDH-031-U-05	82	31.40	32.60	1.19	64.59	0.06	2.57	6.15
DDH-031-U-05	82	40.10	47.20	7.03	153.36	0.14	6.16	8.54

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		FROM	TO	TRUE WIDTH
HOLE ID	ANGLE	(m)	(m)	(m)	g Ag	% Cu	% Pb	% Zn
DDH-031-U-05	82	51.00	54.05	3.02	101.38	0.12	3.49	6.43
DDH-031-U-07	55	6.60	9.80	2.62	41.10	0.06	0.33	3.40
DDH-031-U-07	55	18.58	24.95	5.22	84.94	0.35	1.37	5.31
DDH-031-U-07	55	38.40	41.90	2.87	80.47	0.14	12.21	13.05
DDH-031-U-07	55	65.25	71.35	5.00	68.71	0.04	4.19	3.85
DDH-031-U-07	55	92.30	94.20	1.56	77.71	0.10	1.49	3.53
DDH-034-U-05	74	19.30	21.60	2.21	81.48	0.08	0.90	2.11
DDH-034-U-05	74	31.55	34.25	2.60	69.64	0.08	3.08	10.38
DDH-034-U-05	74	45.40	46.95	1.49	49.75	0.08	1.11	6.81
DDH-034-U-05	74	58.55	60.65	2.02	241.96	0.15	6.66	8.78
DDH-038-U-05	75	11.20	18.00	6.57	113.89	0.22	2.52	3.77
DDH-038-U-05	75	38.40	40.60	2.13	95.40	0.14	1.79	4.05
DDH-038-U-05	75	43.70	49.50	5.60	83.98	0.15	3.26	2.95
DDH-038-U-05	75	52.35	53.60	1.21	98.32	0.11	3.72	5.83
DDH-038-U-05	75	58.10	59.40	1.26	120.47	0.21	1.38	3.44
DDH-038-U-05	75	61.70	63.45	1.69	113.66	0.11	1.87	5.53
DDH-038-U-05	75	65.30	75.50	9.85	119.69	0.19	2.39	6.49
DDH-039-U-05	40	18.15	21.80	2.35	71.23	0.17	1.07	2.14
DDH-039-U-05	40	63.15	65.30	1.38	187.83	0.31	4.65	5.19
DDH-039-U-05	40	70.60	72.95	1.51	118.16	0.06	4.04	7.39
DDH-040-U-06	42	60.60	64.80	2.81	42.18	0.38	4.66	4.79
DDH-042-U-05	18	32.80	33.75	0.29	121.64	0.11	2.89	5.52
DDH-042-U-05	18	37.15	38.25	0.34	27.75	0.04	0.74	1.93
DDH-042-U-05	18	82.75	92.50	3.01	28.91	0.06	1.40	1.76
DDH-042-U-05	18	97.00	99.60	0.80	71.28	0.20	0.40	0.59
DDH-042-U-05	18	101.65	105.95	1.33	69.62	0.15	0.66	1.64
DDH-042-U-05	18	111.85	113.35	0.46	74.44	0.24	0.41	5.10
DDH-042-U-05	18	115.00	115.65	0.20	43.72	0.13	1.39	2.48
DDH-047-U-06	52	60.65	62.90	1.77	22.19	0.30	0.03	1.73
DDH-047-U-06	52	75.60	78.45	2.25	121.79	0.28	0.10	0.75
DDH-047-U-06	52	87.60	90.30	2.13	29.50	0.54	0.21	5.97
DDH-047-U-07	87	1.20	6.00	4.79	27.30	0.17	0.01	3.42
DDH-047-U-07	87	25.35	30.10	4.74	140.91	0.14	3.54	3.99
DDH-055-U-06	80	9.90	12.30	2.36	38.85	0.35	0.26	2.11
DDH-055-U-06	80	29.70	30.50	0.79	164.60	0.10	0.30	0.96
DDH-055-U-06	80	38.00	39.40	1.38	147.50	0.29	1.64	8.76
DDH-055-U-06	80	76.10	78.60	2.46	51.88	0.08	0.97	4.89
DDH-055-U-06	80	101.70	102.25	0.54	55.65	0.15	0.43	1.40
DDH-055-U-07	55	0.00	3.25	2.66	27.82	0.17	0.06	7.92
DDH-055-U-07	55	24.70	28.40	3.03	37.26	0.15	3.93	4.26
DDH-055-U-07	55	30.25	31.10	0.70	145.56	0.46	10.90	10.55
DDH-055-U-07	55	33.75	36.00	1.84	76.82	0.12	3.09	5.04
DDH-060-U-07	88	0.00	7.00	7.00	58.66	0.20	0.20	5.26
DDH-060-U-07	88	19.10	26.60	7.50	141.23	0.47	2.62	6.02
DDH-060-U-07	88	29.80	35.00	5.20	57.11	0.23	2.87	5.21
DDH-061-U-05	62	75.60	86.70	9.80	76.31	0.08	1.82	6.43
DDH-065-U-05	83	14.20	19.60	5.36	53.19	0.03	3.02	4.39
DDH-065-U-05	83	24.60	27.20	2.58	111.04	0.05	2.22	12.77
DDH-065-U-05	83	43.30	45.60	2.28	41.00	0.08	1.10	5.10
DDH-069-U-05	63	84.50	87.60	2.76	71.59	0.13	1.29	8.71
DDH-069-U-05	63	90.10	93.00	2.58	42.89	0.24	0.30	11.01
DDH-069-U-05	63	118.00	121.00	2.67	52.85	0.14	0.74	2.98
DDH-069-U-07	25	41.20	44.90	1.56	4.83	0.15	0.03	0.32
DDH-070-U-07	50	8.65	9.95	1.00	27.62	0.26	0.08	4.47
DDH-070-U-07	50	12.55	15.65	2.37	28.30	0.18	0.09	6.19
DDH-070-U-07	50	18.35	21.15	2.14	70.15	0.21	0.26	5.26
DDH-072-U-05	81	66.50	68.60	2.07	94.17	0.24	0.42	3.57
DDH-076-U-07	87	3.15	6.20	3.05	78.34	0.23	0.67	4.53
DDH-076-U-07	87	7.80	11.00	3.20	55.37	0.28	0.55	5.29
DDH-076-U-07	87	13.00	14.45	1.45	54.36	0.10	2.18	7.83
DDH-076-U-07	87	16.35	17.90	1.55	147.98	0.25	3.36	8.07

-47-43-101 (PanAm)	Morococha Mine	47

		FROM	TO	TRUE WIDTH
HOLE ID	ANGLE	(m)	(m)	(m)	g Ag	% Cu	% Pb	% Zn
DDH-076-U-07	87	45.70	49.10	3.40	93.18	0.14	4.13	7.73
DDH-082-U-07	64	6.15	13.60	6.70	64.58	0.24	0.86	5.47
DDH-084-U-05	87	12.30	21.30	8.99	73.72	0.90	2.26	5.09
DDH-089-U-06	70	64.35	64.75	0.38	265.57	1.10	0.71	0.20
DDH-089-U-07	90	0.00	9.80	9.80	52.84	0.27	0.43	6.04
DDH-089-U-07	90	14.90	16.65	1.75	127.93	0.41	1.15	9.12
DDH-089-U-07	90	68.20	70.55	2.35	62.04	0.03	3.21	2.92
DDH-090-U-05	60	10.75	13.65	2.51	53.83	0.10	0.76	6.93
DDH-093-U-07	38	1.00	13.60	7.76	38.64	0.26	0.39	5.30
DDH-097-U-07	90	0.00	8.95	8.95	37.56	0.37	0.33	3.24
DDH-097-U-07	90	14.60	21.77	7.17	61.33	0.39	2.50	5.06
DDH-097-U-07	90	60.27	70.00	9.73	107.36	0.09	0.56	2.71
DDH-098-U-05	72	50.90	51.70	0.76	25.81	0.03	0.99	1.57
DDH-098-U-05	72	55.40	59.40	3.80	32.05	0.02	2.29	2.13
DDH-098-U-05	72	83.90	90.10	5.90	86.12	0.13	4.37	2.60
DDH-098-U-05	72	92.00	93.75	1.66	150.78	0.29	2.85	6.18
DDH-098-U-05	72	103.45	105.05	1.52	103.99	0.09	2.90	4.59
DDH-098-U-05	72	111.80	116.00	3.99	94.69	0.25	2.82	5.63
DDH-098-U-05	72	118.35	125.35	6.66	173.48	0.25	1.74	6.72
DDH-098-U-06	60	31.80	33.45	1.43	34.31	0.03	0.06	2.71
DDH-098-U-06	60	34.60	36.50	1.65	79.16	0.07	0.28	1.97
DDH-098-U-06	60	58.95	59.90	0.82	61.70	0.02	1.22	3.09
DDH-098-U-06	60	83.30	85.00	1.47	80.98	0.19	0.14	3.09
DDH-098-U-06	60	85.00	89.30	3.72	326.76	0.13	0.80	1.24
DDH-100-U-07	50	0.00	10.25	7.85	42.56	0.21	0.37	5.15
DDH-100-U-07	50	13.90	17.60	2.83	139.54	0.49	0.51	1.67
DDH-100-U-07	50	73.42	78.90	4.20	82.40	0.20	4.60	7.73
DDH-104-U-07	85	0.00	18.50	34.67	139.04	0.13	3.02	5.71
DDH-104-U-07	85	21.85	23.80	3.89	62.93	0.10	2.67	3.95
DDH-104-U-07	85	35.58	43.20	15.18	60.52	0.10	3.01	3.86
DDH-106-U-06	74	10.65	14.00	3.22	30.87	0.16	0.07	5.35
DDH-106-U-06	74	23.85	25.20	1.30	239.98	0.21	0.59	2.08
DDH-106-U-06	74	32.55	38.15	5.38	46.03	0.07	0.20	2.55
DDH-106-U-07	85	0.00	7.70	7.67	185.63	0.11	7.87	4.51
DDH-106-U-07	85	14.20	16.00	1.79	48.03	0.04	2.16	2.68
DDH-106-U-07	85	30.85	34.45	3.59	133.20	0.15	1.22	8.03
DDH-106-U-07	85	55.40	56.00	0.60	295.57	0.29	10.00	6.13
DDH-109-U-07	62	4.00	6.95	2.60	60.21	0.12	4.77	5.31
DDH-109-U-07	62	12.08	13.20	0.99	52.21	0.11	4.54	4.40
DDH-109-U-07	62	22.75	25.26	2.22	47.56	0.09	1.30	4.34
DDH-109-U-07	62	41.53	43.15	1.43	61.32	0.19	1.23	7.91
DDH-111-U-05	71	55.00	56.10	1.04	32.82	0.09	1.88	2.51
DDH-111-U-05	71	67.55	68.50	0.90	52.08	0.06	2.22	3.42
DDH-111-U-05	71	82.05	82.90	0.80	36.78	0.02	3.93	4.29
DDH-111-U-05	71	100.65	101.45	0.76	60.28	0.05	3.66	5.34
DDH-114-U-07	49	1.85	4.60	2.08	95.00	0.09	3.74	3.18
DDH-115-U-06	40	0.00	1.90	1.22	24.72	0.03	0.24	3.72
DDH-115-U-06	40	29.00	35.80	4.37	35.12	0.10	0.44	2.85
DDH-115-U-06	40	44.20	46.65	1.57	75.69	0.11	0.51	4.57
DDH-115-U-06	40	50.55	66.50	10.80	44.09	0.09	1.23	3.41
DDH-116-U-07	80	0.00	4.20	4.14	77.15	0.09	2.27	2.19
DDH-116-U-07	80	13.50	16.20	2.66	19.81	0.03	0.89	1.70
DDH-116-U-07	80	28.60	30.40	1.77	57.80	0.06	1.42	3.73
DDH-116-U-07	80	31.70	34.45	2.71	71.44	0.03	3.23	4.21
DDH-122-U-07	25	0.00	1.20	0.51	111.46	0.22	9.58	8.25
DDH-122-U-07	25	13.10	14.60	0.63	44.93	0.14	5.37	5.47
DDH-122-U-07	25	51.13	51.67	0.23	56.23	0.13	6.81	5.75
DDH-122-U-07	25	52.75	54.60	1.06	52.29	0.06	3.39	2.99
DDH-122-U-07	25	67.04	71.20	1.76	53.14	0.09	0.84	4.40
DDH-123-U-06	65	32.10	35.30	2.90	28.03	0.11	0.14	6.05
DDH-123-U-06	65	38.50	45.50	6.34	13.79	0.14	0.04	4.99

-48-43-101 (PanAm)	Morococha Mine	48

		FROM	TO	TRUE WIDTH
HOLE ID	ANGLE	(m)	(m)	(m)	g Ag	% Cu	% Pb	% Zn
DDH-123-U-06	65	47.80	55.40	7.07	16.91	0.08	0.14	2.88
DDH-123-U-06	65	56.90	62.45	5.03	52.31	0.06	0.51	3.40
DDH-123-U-06	65	87.30	89.70	2.18	36.88	0.08	0.27	4.31
DDH-124-U-07	55	12.20	12.47	0.22	348.90	0.19	5.82	3.27
DDH-124-U-07	55	26.00	27.07	0.88	59.03	0.08	2.99	4.27
DDH-126-U-05	65	12.30	13.50	1.09	103.90	0.22	1.75	5.92
DDH-130-U-07	50	0.00	4.00	3.06	80.16	0.08	2.06	4.09
DDH-131-U-05	80	2.70	4.85	2.12	54.53	0.09	1.31	7.84
DDH-133-U-05	80	5.00	9.30	4.23	114.70	0.12	2.74	6.92
DDH-134-U-06	85	32.70	34.80	2.09	14.57	0.07	0.04	4.43
DDH-134-U-06	85	37.10	39.60	2.49	6.43	0.05	0.03	2.97
DDH-139-U-07	67	0.00	2.30	2.12	48.75	0.07	1.66	3.91
DDH-139-U-07	67	4.60	7.20	2.39	74.66	0.09	2.40	2.10
DDH-139-U-07	67	32.05	33.05	0.92	115.79	0.03	5.41	2.51
DDH-143-U-05	80	0.00	5.90	5.81	72.98	0.07	1.48	6.26
DDH-143-U-05	80	9.20	11.85	2.61	203.55	0.18	2.61	8.26
DDH-143-U-05	80	17.30	18.40	1.08	39.85	0.11	0.53	4.04
DDH-143-U-05	80	19.45	21.00	1.53	91.47	0.10	0.94	7.41
DDH-143-U-07	30	3.05	3.85	0.40	113.08	0.29	2.16	9.37
DDH-143-U-07	30	20.10	20.60	0.25	56.87	0.11	1.54	2.27
DDH-143-U-07	30	32.15	35.45	1.00	155.81	0.11	7.38	2.99
DDH-143-U-07	30	72.40	73.50	0.55	57.46	0.15	2.56	4.75
DDH-146-U-06	25	16.30	17.40	0.46	41.38	0.04	1.97	2.65
DDH-146-U-06	25	60.00	62.30	0.97	58.36	0.06	1.51	4.10
DDH-146-U-06	25	64.10	65.25	0.49	59.25	0.07	3.13	6.25
DDH-146-U-06	25	143.00	156.10	5.54	27.03	0.04	0.50	3.78
DDH-146-U-06	25	180.00	182.00	0.85	27.52	0.05	1.19	4.94
DDH-146-U-06	25	184.30	194.55	4.33	58.23	0.09	1.63	6.53
DDH-146-U-06	25	200.90	208.85	3.53	128.52	0.13	5.25	7.13
DDH-148-U-06	75	4.95	5.90	0.92	266.69	0.15	0.72	4.33
DDH-148-U-06	75	22.60	27.75	4.97	10.10	0.08	0.04	4.39
DDH-148-U-06	75	29.60	35.00	6.13	15.84	0.17	0.07	3.04
DDH-150-U-07	85	2.80	5.45	3.44	75.85	0.03	0.52	6.96
DDH-153-U-07	35	6.30	6.85	0.32	69.96	0.02	0.47	3.54
DDH-153-U-07	35	21.10	26.47	3.08	49.60	0.05	1.01	3.82
DDH-153-U-07	35	30.82	37.50	3.83	62.52	0.09	1.00	5.42
DDH-153-U-07	35	64.80	65.75	0.54	57.90	0.06	2.49	4.44
DDH-153-U-07	35	70.45	70.67	0.13	57.92	0.20	1.65	3.53
DDH-153-U-07	35	87.55	88.55	0.57	119.23	0.07	5.53	4.37
DDH-153-U-07	35	94.55	95.55	0.57	44.27	0.06	2.11	3.96
DDH-154-U-06	70	79.20	81.45	2.11	294.88	0.31	2.40	9.92
DDH-154-U-06	70	197.85	201.40	3.34	159.00	0.08	6.15	3.55
DDH-157-U-05	45	17.00	23.65	4.70	32.93	0.15	0.06	1.97
DDH-157-U-05	45	24.30	26.60	1.63	17.26	0.16	0.05	2.27
DDH-163-U-06	80	21.80	23.85	2.02	3.62	0.06	0.04	2.25
DDH-165-U-05	80	0.00	7.35	7.24	114.76	0.19	0.18	4.75
DDH-165-U-05	80	15.85	25.30	9.31	75.87	0.13	1.38	13.38
DDH-165-U-05	80	52.15	52.60	0.44	138.89	0.06	4.02	4.25
DDH-169-U-06	50	0.00	10.20	15.63	36.49	0.48	0.15	6.62
DDH-169-U-06	50	18.80	22.80	3.52	59.73	0.25	0.16	0.17
DDH-169-U-06	50	30.30	33.35	2.34	32.42	0.31	0.08	9.09
DDH-169-U-06	50	35.80	37.90	1.61	68.81	0.24	5.44	9.08
DDH-169-U-06	50	43.00	44.70	1.30	62.34	0.52	3.15	10.57
DDH-175-U-06	75	0.00	6.00	10.63	34.42	0.48	0.04	6.61
DDH-177-U-07	90	5.55	7.40	1.85	57.02	0.04	0.61	4.41
DDH-177-U-07	90	12.82	14.10	1.28	64.21	0.04	2.12	5.49
DDH-179-U-07	65	16.63	18.40	1.60	43.77	0.05	2.15	4.39
DDH-179-U-07	65	5.18	6.38	1.09	54.42	0.05	0.54	4.94
DDH-181-U-05	62	0.00	9.30	8.21	119.89	0.16	3.61	7.66
DDH-181-U-05	62	30.30	34.90	4.06	78.25	0.09	3.89	4.38
DDH-181-U-05	62	69.00	70.65	1.46	21.18	0.04	0.42	8.05

-49-43-101 (PanAm)	Morococha Mine	49

		FROM	TO	TRUE WIDTH
HOLE ID	ANGLE	(m)	(m)	(m)	g Ag	% Cu	% Pb	% Zn
DDH-181-U-05	62	80.15	81.30	1.02	103.00	0.05	0.07	6.45
DDH-181-U-05	62	93.30	94.35	0.93	90.00	0.21	1.98	4.44
DDH-181-U-05	62	96.80	99.40	2.30	62.54	0.27	1.88	7.28
DDH-182-U-07	45	2.55	4.40	1.31	154.55	0.06	0.69	12.52
DDH-184-U-06	25	93.60	104.05	4.42	6.05	0.04	0.02	4.41
DDH-184-U-06	25	109.45	125.15	6.64	13.62	0.07	0.02	5.39
DDH-185-U-06	68	2.30	8.30	5.56	26.56	0.15	0.14	8.02
DDH-185-U-06	68	9.65	12.70	2.83	134.54	0.13	5.55	9.52
DDH-185-U-06	68	15.50	16.50	0.93	233.10	0.08	12.73	8.89
DDH-185-U-06	68	23.15	26.30	2.92	74.45	0.11	1.08	12.99
DDH-185-U-06	68	26.70	29.85	3.57	155.78	0.07	1.99	7.23
DDH-187-U-07	25	0.00	5.05	2.13	44.05	0.06	2.19	2.32
DDH-187-U-07	25	14.50	20.00	2.32	55.42	0.08	2.48	5.79
DDH-187-U-07	25	21.20	23.40	0.93	44.30	0.09	0.74	5.97
DDH-194-U-05	79	0.00	6.20	6.09	94.77	0.25	1.10	10.75
DDH-195-U-06	57	0.00	5.80	4.86	153.31	0.11	3.81	4.62
DDH-195-U-06	57	16.40	20.00	3.02	227.03	0.32	3.40	16.93
DDH-195-U-06	57	42.50	43.50	0.84	186.58	0.06	1.39	3.94
DDH-195-U-07	63	2.95	3.65	0.62	84.75	0.07	1.48	6.02
DDH-195-U-07	63	7.40	10.90	3.12	29.11	0.11	0.29	4.72
DDH-195-U-07	63	10.90	18.52	6.52	24.32	0.07	0.97	2.95
DDH-195-U-07	63	25.78	27.67	1.68	42.96	0.13	1.36	1.78
DDH-195-U-07	63	30.65	35.00	3.88	35.60	0.19	0.29	2.65
DDH-195-U-07	63	42.28	45.13	2.54	51.59	0.08	0.72	2.78
DDH-196-U-05	88	73.50	74.00	0.50	64.00	0.14	1.53	6.02
DDH-196-U-05	88	78.50	79.65	1.15	70.00	0.06	0.96	8.50
DDH-196-U-05	88	84.30	88.10	3.80	340.79	0.38	0.39	7.40
DDH-196-U-05	88	89.90	90.50	0.60	144.00	0.09	2.90	8.02
DDH-196-U-05	88	94.60	95.10	0.50	118.00	0.40	5.80	8.20
DDH-197-U-06	78	109.85	112.80	2.89	14.22	0.08	0.06	3.88
DDH-197-U-06	78	114.35	121.60	9.19	13.22	0.05	0.07	3.14
DDH-197-U-06	78	137.85	141.35	3.42	16.31	0.07	0.06	6.33
DDH-197-U-06	78	147.45	152.40	4.84	179.06	0.06	1.12	2.84
DDH-197-U-06	78	162.15	165.90	3.67	7.20	0.07	0.02	2.68
DDH-200-U-07	83	4.85	10.22	5.33	51.99	0.07	1.23	5.27
DDH-200-U-07	83	22.80	25.00	2.18	77.55	0.09	2.06	8.27
DDH-200-U-07	83	26.85	31.65	4.76	30.91	0.04	1.33	3.43
DDH-200-U-07	83	73.30	74.62	1.31	79.88	0.05	0.58	6.91
DDH-203-U-05	87	0.60	2.00	0.60	40.00	0.15	0.16	3.67
DDH-203-U-05	87	4.60	7.40	2.80	31.25	0.16	0.17	2.39
DDH-203-U-05	87	13.20	15.10	1.90	56.32	0.32	0.25	2.02
DDH-209-U-07	68	0.00	1.56	1.45	62.29	0.07	2.11	4.80
DDH-209-U-07	68	3.30	6.40	2.87	69.03	0.11	1.64	5.42
DDH-210-U-05	70	0.00	9.80	9.21	93.99	0.08	0.80	4.65
DDH-210-U-05	70	30.60	32.30	1.60	41.40	0.04	0.52	3.49
DDH-211-U-07	25	0.00	3.16	1.78	119.98	0.07	1.59	3.87
DDH-211-U-07	25	4.15	4.92	0.33	110.61	0.22	4.78	6.64
DDH-211-U-07	25	11.45	14.25	1.18	63.18	0.06	2.25	4.96
DDH-211-U-07	25	19.45	27.60	3.44	55.87	0.06	1.48	2.61
DDH-211-U-07	25	28.10	33.65	2.77	43.75	0.05	3.96	3.70
DDH-211-U-07	25	41.90	42.90	0.42	44.40	0.04	3.10	4.11
DDH-211-U-07	25	67.10	70.00	1.23	210.21	0.21	4.01	2.33
DDH-214-U-05	80	0.00	7.50	7.39	33.27	0.19	0.11	9.59
DDH-214-U-05	80	20.00	24.60	4.53	62.21	0.14	1.21	2.24
DDH-214-U-05	80	28.10	31.75	4.58	55.49	0.34	2.55	2.67
DDH-216-U-07	43	15.65	19.10	2.35	77.73	0.15	0.93	4.83
DDH-216-U-07	43	27.53	31.10	2.43	106.48	0.20	2.97	8.36
DDH-218-U-05	80	0.00	1.50	1.48	68.00	0.07	0.45	5.86
DDH-218-U-05	80	40.00	40.70	0.69	94.50	0.04	1.00	3.42
DDH-218-U-05	80	51.10	54.40	3.25	39.85	0.11	0.35	6.95
DDH-218-U-05	80	68.05	69.20	1.13	102.00	0.07	0.68	7.35

-50-43-101 (PanAm)	Morococha Mine	50

		FROM	TO	TRUE WIDTH
HOLE ID	ANGLE	(m)	(m)	(m)	g Ag	% Cu	% Pb	% Zn
DDH-218-U-05	80	73.60	74.60	0.98	75.60	0.07	1.84	6.14
DDH-219-U-06	28	101.55	110.75	4.32	5.84	0.05	0.01	3.48
DDH-220-U-05	64	0.00	6.60	5.93	66.32	0.09	0.37	6.85
DDH-221-U-06	70	0.00	13.70	12.87	69.23	0.18	1.70	8.21
DDH-222-U-05	90	0.00	6.00	6.00	87.91	0.12	2.81	5.32
DDH-222-U-05	90	18.45	20.00	1.55	111.40	0.07	1.11	3.21
DDH-222-U-07	18	14.48	19.62	1.59	107.18	0.22	1.18	5.87
DDH-222-U-07	18	27.05	30.40	1.04	92.09	0.06	3.89	3.63
DDH-222-U-07	18	33.05	36.35	1.02	45.64	0.07	2.13	4.42
DDH-222-U-07	18	69.10	73.80	1.45	91.79	0.34	0.25	1.15
DDH-226-U-05	85	0.00	3.50	3.49	25.94	0.04	0.18	2.60
DDH-226-U-05	85	35.80	36.90	1.10	17.96	0.02	0.19	0.47
DDH-226-U-05	85	48.20	53.20	4.98	27.69	0.08	0.42	5.72
DDH-226-U-05	85	20.00	20.90	0.90	13.90	0.01	0.12	0.75
DDH-230-U-05	70	1.50	4.56	2.88	96.42	0.02	1.14	2.76
DDH-230-U-05	70	20.60	21.10	0.47	43.00	0.10	0.49	7.85
DDH-230-U-05	70	22.80	23.65	0.80	163.79	0.02	1.00	3.00
DDH-230-U-05	70	27.35	28.50	1.08	64.00	0.04	0.59	7.95
DDH-230-U-05	70	31.00	32.55	1.46	236.35	0.12	2.57	8.47
DDH-230-U-05	70	94.25	95.75	1.41	215.80	0.24	0.11	0.27
DDH-230-U-05	70	100.30	103.35	2.87	158.90	0.07	0.23	0.85
DDH-230-U-06	65	4.55	9.50	4.49	35.31	0.05	0.29	3.09
DDH-230-U-06	65	21.75	25.50	3.40	31.87	0.09	0.18	5.07
DDH-230-U-06	65	26.45	36.40	9.02	17.40	0.04	0.25	2.31
DDH-230-U-06	65	52.60	53.50	0.82	22.17	0.05	0.46	3.10
DDH-232-U-05	70	0.00	5.45	5.12	15.65	0.04	0.23	7.03
DDH-232-U-05	70	33.55	35.50	1.83	65.99	0.03	1.64	3.83
DDH-232-U-05	70	58.30	59.10	0.75	94.50	0.04	2.32	3.55
DDH-233-U-05	70	0.00	2.50	2.35	20.30	0.05	0.24	9.61
DDH-233-U-05	70	31.90	38.50	6.20	88.15	0.05	2.85	6.53
DDH-233-U-05	70	42.20	43.80	1.50	80.20	0.04	4.21	5.26
DDH-233-U-05	70	46.20	46.90	0.66	77.40	0.05	4.64	6.75
DDH-240-U-05	60	0.00	4.50	3.90	59.94	0.09	1.82	4.09
DDH-240-U-05	60	13.10	15.15	1.78	38.97	0.02	0.50	5.27
DDH-240-U-05	60	24.65	25.95	1.13	128.30	0.07	7.74	6.27
DDH-242-U-05	65	0.00	5.70	5.17	59.58	0.13	1.20	3.09
DDH-246-U-05	90	4.90	18.60	13.70	15.42	0.04	0.42	5.27
DDH-246-U-05	90	20.70	21.20	0.50	6.80	0.04	0.08	4.86
DDH-246-U-05	90	28.80	29.40	0.60	86.00	0.13	3.69	9.68
DDH-246-U-05	90	35.70	35.90	0.20	156.00	0.03	4.64	4.38
DDH-246-U-05	90	41.90	42.70	0.80	274.50	0.06	15.98	9.33
DDH-246-U-05	90	47.70	50.00	2.30	120.50	0.07	2.51	7.18
DDH-247-U-06	43	14.00	18.80	3.27	10.02	0.06	0.01	1.36
DDH-247-U-06	43	22.20	28.50	4.30	14.37	0.06	0.11	3.21
DDH-247-U-06	43	38.30	41.10	1.91	50.56	0.10	0.45	7.36
DDH-248-U-05	70	8.60	13.10	4.23	27.40	0.04	1.14	1.42
DDH-248-U-05	70	14.65	20.50	5.50	30.29	0.05	1.11	1.82
DDH-248-U-05	70	22.00	23.45	1.36	53.20	0.10	0.47	4.09
DDH-250-U-05	40	21.20	24.75	2.28	24.63	0.01	0.47	2.00
DDH-250-U-05	40	30.80	34.55	2.41	26.47	0.01	0.80	1.45
DDH-250-U-05	40	36.00	36.70	0.45	21.20	0.02	0.45	0.72
DDH-250-U-05	40	40.00	40.90	0.58	48.00	0.04	2.12	2.30
DDH-252-U-05	70	18.70	23.90	4.89	25.15	0.05	0.73	2.70
DDH-252-U-05	70	28.20	28.70	0.47	148.00	0.06	2.87	4.64
DDH-252-U-05	70	44.10	44.95	0.80	177.41	0.25	9.14	8.55
DDH-252-U-05	70	46.40	47.20	0.75	100.81	0.09	1.07	7.58
DDH-254-U-05	73	86.50	95.00	8.13	2.98	0.01	0.02	0.12
DDH-254-U-05	73	96.20	106.80	10.14	3.35	0.02	0.02	0.12
DDH-256-U-06	50	3.00	12.00	6.89	8.85	0.09	0.01	5.05
DDH-256-U-06	50	14.35	16.35	1.53	14.82	0.06	0.02	3.38
DDH-256-U-06	50	27.20	28.80	1.23	17.97	0.12	0.06	0.80

-51-43-101 (PanAm)	Morococha Mine	51

		FROM	TO	TRUE WIDTH
HOLE ID	ANGLE	(m)	(m)	(m)	g Ag	% Cu	% Pb	% Zn
DDH-256-U-06	50	35.40	40.30	3.75	31.73	0.22	0.10	0.69
DDH-256-U-06	50	41.00	45.20	3.22	55.68	0.10	0.67	4.40
DDH-256-U-06	50	54.20	56.50	1.76	55.09	0.11	1.17	2.45
DDH-259-U-05	59	51.20	52.20	0.86	49.40	0.04	1.80	5.91
DDH-259-U-05	59	55.90	61.20	4.54	95.39	0.08	2.28	6.40
DDH-261-U-06	50	0.00	9.00	9.19	70.31	0.14	0.90	11.48
DDH-262-U-05	73	1.70	2.70	0.96	41.10	0.05	3.02	4.48
DDH-262-U-05	73	49.80	50.90	1.05	32.42	0.02	0.37	3.58
DDH-262-U-05	73	52.25	54.35	2.01	105.43	0.01	0.82	3.36
DDH-262-U-05	73	65.40	66.30	0.86	130.20	0.04	0.68	7.50
DDH-263-U-05	55	1.10	3.30	1.80	59.79	0.02	0.63	2.33
DDH-263-U-05	55	7.95	8.15	0.16	168.70	0.04	0.15	0.21
DDH-263-U-05	55	13.80	17.40	2.95	69.59	0.15	1.72	4.83
DDH-263-U-06	55	19.20	26.10	5.65	17.85	0.06	0.07	3.02
DDH-263-U-06	55	32.50	36.00	2.87	19.80	0.09	0.38	7.30
DDH-263-U-06	55	39.10	40.30	0.98	179.44	0.08	0.22	7.38
DDH-263-U-06	55	44.70	47.20	2.05	38.86	0.06	0.13	3.27
DDH-269-U-05	70	7.00	11.10	4.79	5.95	0.04	0.28	1.18
DDH-269-U-05	70	14.70	16.20	1.41	18.03	0.04	2.18	2.31
DDH-269-U-05	70	23.80	24.50	0.66	5.00	0.04	0.24	1.54
DDH-276-U-05	90	33.20	36.90	6.05	83.41	2.15	0.29	3.83
DDH-276-U-05	90	51.80	53.15	1.35	44.94	0.86	0.06	3.66
DDH-276-U-05	90	54.10	62.20	8.10	40.17	0.61	1.04	5.53
DDH-276-U-05	90	98.90	101.30	4.80	33.08	2.41	0.12	6.11
DDH-279-U-06	48	32.50	37.10	6.84	144.36	0.18	0.90	6.93
DDH-284-U-05	90	40.40	44.80	4.40	44.92	0.15	0.09	1.99
DDH-291-U-05	80	22.75	27.20	4.38	88.53	0.98	0.73	3.86
DDH-291-U-05	80	32.60	39.30	6.60	58.05	0.66	0.67	4.97
DDH-294-U-06	58	53.15	54.70	1.31	13.53	0.05	0.05	4.62
DDH-294-U-06	58	82.00	83.50	1.27	23.86	0.03	0.56	1.01
DDH-294-U-06	58	99.80	100.80	0.85	52.24	0.03	1.10	2.33
DDH-294-U-06	58	103.10	103.80	0.59	84.38	0.04	0.92	1.46
DDH-294-U-06	58	107.95	115.40	10.43	790.23	1.26	2.04	0.69
DDH-294-U-06	58	125.85	126.05	0.17	77.41	0.21	5.80	6.65
DDH-294-U-06	58	134.45	136.70	1.91	24.37	0.03	0.51	1.35
DDH-294-U-06	58	140.60	142.20	1.36	1100.90	0.82	3.55	7.41
DDH-294-U-06	58	154.65	157.00	1.99	99.53	0.21	2.05	2.92
DDH-294-U-06	58	160.35	160.90	0.47	489.20	0.18	0.81	6.03
DDH-296-U-06	55	80.20	83.90	3.03	85.13	0.05	0.68	13.04
DDH-296-U-06	55	91.80	94.20	1.97	40.02	0.07	0.21	11.70
DDH-296-U-06	55	99.00	100.80	2.29	44.37	0.03	0.51	1.96
DDH-324-U-06	57	0.00	3.05	2.56	189.81	0.20	8.87	7.13
DDH-372-U-06	80	0.00	6.26	6.16	76.57	0.12	0.34	3.79
DDH-387-U-06	55	14.10	18.70	3.77	85.26	0.10	6.15	6.88
DDH-387-U-06	55	21.90	22.95	0.86	25.99	0.05	1.21	1.34
DDH-387-U-06	55	26.40	27.30	0.74	72.70	0.09	5.01	7.01
DDH-387-U-06	55	29.50	30.40	0.74	11.39	0.03	0.55	0.59
DDH-387-U-06	55	33.35	34.50	0.94	350.02	2.16	4.85	9.29
DDH-387-U-06	55	43.90	45.70	1.47	73.22	0.12	5.08	3.21
DDH-387-U-06	55	63.80	64.60	0.66	71.17	0.07	1.33	5.79
DDH-391-U-06	60	0.00	4.00	3.46	46.20	0.17	0.22	4.57
DDH-391-U-06	60	8.30	11.10	2.42	25.21	0.10	0.15	2.34
DDH-391-U-06	60	25.40	28.00	2.25	124.37	0.19	5.41	4.96
DDH-391-U-06	60	35.70	37.05	1.17	36.56	0.11	0.92	1.72
DDH-396-U-06	55	0.00	4.25	3.48	121.88	0.19	1.61	8.79
DDH-396-U-06	55	82.20	85.30	3.15	33.94	0.04	0.72	4.37

-52-43-101 (PanAm)	Morococha Mine	52

In January 2007, a diamond drilling program started in the Toldo-Muchcapata and the Tashiman-Alapampa sectors based on the 2006 surface mapping results (see Section 12.2). As of September 30, 2007, 2964.10 metres were drilled in 15 holes, comprised of 10 holes totaling 1,751.95 m in the Toldo area and five totaling 1,212.15 m in the Tashiman-Alapampa area. The main vein intercepts from this drilling program are summarized in Table 13-3:
Table 13-3
Main Vein Intersects – Toldo-Muchcapata & Tashiman-Alapampa Sectors

				True
DDH	From	To	Width	Width	Ag gr/t	Cu %	Pb %	Zn %	Vein
Mor-07-02	65.05	65.55	0.50	0.48	632	0.44	0.00	30.00	Rosa
Mor-07-04	58.75	59.25	0.50	0.45	283	0.08	1.97	0.21	Rosa
Mor-07-04	106.75	107.70	0.95	0.90	2020	3.70	2.58	4.74	Flor
Mor-07-04	163.40	163.80	0.40	0.35	151	0.05	0.27	3.68	Vein 3
Mor-07-05	104.00	104.65	0.65	0.58	296	0.01	0.37	0.55	Rosa hw
Mor-07-08	156.90	158.70	1.80	1.47	133	0.03	0.06	0.03	Manto 3
Mor-07-08	184.45	185.85	1.40	1.15	129	0.04	0.31	0.09	Manto 2[a]
Mor-07-08	227.30	230.35	3.05	2.50	374	0.01	0.18	0.28	Manto 2
Mor-07-11	146.70	147.30	0.60	0.46	2799	0.51	0.52	1.13	Vein T-2
Mor-07-12	223.40	223.80	0.40	0.24	276	0.15	0.10	0.13	Vein T-3
Mor-07-13	108.25	110.20	1.95	1.10	1103	0.42	3.79	6.04	M Tashiman
Mor-07-14	164.15	164.40	0.25	0.15	2870	0.70	8.87	13.00	Vein T-2[a]
Mor-07-14	195.75	196.80	1.05	0.60	80	0.04	0.64	2-04	Vein T-4
Mor-07-15	52.30	52.70	0.40	0.35	124	0.21	0.35	8.42	Alcantara?
Mor-07-15	211.60	212.15	0.55	0.50	62	0.04	1.63	1.85	San Carlos
Mor-07-15	229.30	230.60	1.30	0.65	92	0.21	0.37	30.00	M Tashiman A
Mor-07-15	257.65	258.15	0.50	0.50	65	0.06	0.41	2.50	Morro Solar

-53-43-101 (PanAm)	Morococha Mine	53

14.0 SAMPLING METHOD AND APPROACH
14.1 General Sampling Procedures
PAS has standardized sampling procedures throughout the Morococha operations and ensures through its QPs that these practices meet or exceed industry standards. All sampling that provided data for estimation of the December 31, 2006 mineral reserves and mineral resources was done by Argentum (PAS) personnel under the direct supervision of the Geology department. The data used for the estimation of mineral reserves and mineral resources at the Morococha operations were generated from underground chip-channel samples from the backs of drifts, the ribs of crosscuts, the backs of stopes, the ribs of raises and from samples of diamond drill cores (where available). Each sample was registered on a sampling card containing the following information: sample number, name of the sampler, date, place of sampling (mine working), sample type, and the x, y, and z coordinates of the sample location.
All chip-channel and core samples are sent to the Lab in Morococha. Within 24 hours of receiving the samples, the lab emails assay results for the samples (referenced by sample number, type, and location) to the Chief Geologist and certain staff members in the PAS head office for review. The assay data are then imported into the Geology department electronic database using a Century® Laboratory Information Management System (LIMS), and a hard copy of the laboratory report is filed by the Geology department. These procedures and results were reviewed and approved by the authors of this report. In the opinion of the authors of this Technical Report, the samples collected in accordance with these methods and approaches are of acceptable quality and are representative of the mineralization that comprises the Morococha deposit.
As of July 31, 2007, the Morococha database contained records from 57,563 samples — 26,538 samples from diamond drilling and 31,025 samples from underground chip-channeling. Due to the large amount of samples it is not practical to show the entire database as a table in this Technical Report. For example, the database for the Manto Italia alone contains 7,958 records.
14.2 Drill Core Samples
Before a new drill hole is collared, it is assigned a unique hole number. Immediately after drill cores are removed from core barrels, the cores are cleaned of mud and grease by the drill helper and placed in core boxes that are appropriate for the diameter of core drilled. Each core box is numbered consecutively and labeled with the correct drill-hole ID. The boxes of core are then transported to the surface logging shack and the cores are logged by an experienced geologist. As soon as possible after completion of a hole, the survey team completes a survey of the hole collar to define the x, y and z coordinates as well as the dip and azimuth of the drill hole.
Diamond drill cores are sampled after the cores have been logged. Prior to sampling, a geologist visually determines the positions of the vein contacts. This is a simple procedure, as the veins mostly contain massive sulphides in clear and sharp contact with the unmineralized wall rock. The geologist then marks the sample intervals across the entire vein width and at least 3m into the hangingwall and footwall waste beyond the vein contacts. Sample intervals within the veins vary in length between 0.10 and 1.5 m, depending on the total vein width and the complexity of the mineralization. Barren portions in between mineralized vein strands are sampled as a single interval if less than 6m in length. The geologist indicates the breaks between samples with paint on the core box dividers and notes the exact down-hole positions of the sample breaks on the core log sheets.

-54-43-101 (PanAm)	Morococha Mine	54

The core samples are then split using a circular saw equipped with a diamond blade. The core is sawn longitudinally to produce two equal, unbiased halves. One half of the sample is put into new, clean transparent plastic bags and the other half is returned to the core box for storage on metal or wooden racks for easy handling and future access. Two tags labeled with the sample number are inserted inside each sample bag, which is then closed and secured with a metal strip. A separate tag with the sample number and a corresponding bar code is attached to the outside of each bag.
In general, the condition of the drill cores is good — the rock mass is typically of good quality, with RQD’s around 65 to 70, except for the Yacumina vein, in which RQD’s average around 50. In the opinion of the QP’s there are no issues regarding contamination during sample splitting. During 2006, recovery of drill core averaged 85% from surface and underground diamond drilling. There are no core or sample recovery problems which could have materially impacted the accuracy and reliability of the assay results.
14.3 Chip-Channel Samples
Chip-channel samples are taken to determine the metal grades of vein structures or other relatively evenly distributed mineralization such as replacement mantos. These samples are always taken perpendicular to structures to avoid introducing sampling bias. Where cross-cutting vein systems or other mineralization are present, care is taken to avoid sampling along the strike of a mineralized structure. The surface to be sampled is first cleaned of dust, mud or any other contaminating agent by washing with a water hose and scrubbing with a brush. The exact location of the chip channel is marked by two parallel spray-painted lines separated by 20 cm. The sample locations in development drifts and raises are determined by measuring from the nearest survey station or plug containing a survey spad. In working stopes, the centerline of the ore chute or manway is used as a reference point for sample locations. All underground chip-channel sampling is carried out by a trained sample collector and one assistant using a hammer and chisel. All samples collected are placed in bags that are clean and in good condition. The average sample sent to the laboratory weighs 1.0 to 1.5 kg.
In the veins and mantos of the Morococha deposit, at each sample location in development drifts, raises, and producing stopes a minimum of three samples are taken – at least one from across the vein, and one each of the hangingwall and footwall waste, extending perpendicular from the vein contacts to the ribs of the drift or stope. If the vein contains different types of mineralization, separate samples are taken for each type. Mantos are similarly chip-channel sampled across their entire width, perpendicular to the mineralization. In development drifts and raises, chip-channel samples are taken every one metre across the veins or mantos. Stopes are sampled during production at least once a month on 2.0m centers along strike.

-55-43-101 (PanAm)	Morococha Mine	55

15.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY
It is PAS standard practice to have a primary lab on-site at operations that performs all sample preparation and primary analyses. At Morococha, the primary laboratory is the on-site laboratory at the Amistad mill. In 2005, PAS retained Minlab SRL from Lima to run the laboratory at the Amistad mill as a third party contractor. Minlab SRL’s Lima laboratory is ISO 17025 accredited and applies the same quality standards in the Amistad laboratory that are in place at its main Lima facility. Currently Minlab SRL Lima is in process of obtaining an ISO 9001 certification for the Amistad laboratory. Currently, all sample preparation and primary analyses are performed by Minlab SRL employees.
It is also PAS’ standard practice to have a third-party secondary lab run check analyses on at least 2% of the total samples analyzed by the primary laboratory for quality assurance and quality control (QA/QC). The QA/QC program in place for the Morococha operation is described in Section 15.4.
15.1 Sample Preparation
The Geology staff delivers the underground chip-channel samples to the sample preparation area of the Amistad laboratory. Each sample is contained in a plastic bag with a sample tag and bar code attached to the outside of the bag. The sample numbers and bar codes affixed to each sample bag are registered in the laboratory logbook. The average weight of the samples range from 3.0kg to 6.0kg including approximately 7% moisture. The sample preparation procedure used is as follows:
•
Samples and tags are transferred from the bags to aluminum trays, weighed, and dried in an oven for approximately two hours at a temperature of about 105 °C. After drying, the trays are removed from the oven and allowed to cool;

•	Each sample is passed through a jaw crusher followed by a roll crusher to reduce sample particle size to 85% -10 mesh;

•	After crushing, the samples are passed through a Jones riffle splitter to obtain a 100g sample split for pulverizing;

•
The 100 gram split is placed in a ring-and-puck pulverizer for approximately 45 seconds which produces a sample pulp reduced to 95% -150 mesh particle size. The pulp is then transferred to a bar-coded envelope for analysis.

15.2 Sample Analysis
The sample analysis procedures used by the Amistad laboratory at the Morococha operations are as follows:
•	A pre-determined amount of each sample pulp is weighed and then digested in acids on a laboratory hot plate. After digestion, the samples are allowed to cool and then are homogenized;

•
The digested samples are then assembled into batches and analyzed by atomic absorption spectroscopy (AA) for Ag, Zn, Pb, Cu and Fe. For samples with AA analysis results for Zn or Pb that are greater than 10%, the analysis is repeated by titration. Where results of AA analysis of Ag are greater than 500 g/t Ag, the samples are re-analyzed using fire assay (FA) procedures.

-56-43-101 (PanAm)	Morococha Mine	56

•
The results for each metal analyzed are entered directly into the electronic database using LIMS (see Section 14.1). The Geology department obtains the sample results directly from the database and imports the information into Autocad® or Datamine software packages, as needed;

15.3 Sample Security (Chain of Custody)
PAS maintains complete chain of custody for all chip-channel samples between the time the samples are collected and prepared for primary analysis by the Amistad laboratory at the Morococha operations site. All persons collecting and transporting the samples to the Amistad laboratory are PAS employees. PAS senior management personnel and/or members of the PAS Board of Directors do not participate in collection or transportation of the samples. The personnel that operate the Amistad laboratory are employees of Minlab SRL, which operates the laboratory under contract to PAS. Sample pulps sent to the secondary laboratory (ALS Chemex in Lima, Peru) are generally transported to the laboratory in Lima by PAS employees.
15.4 Quality Assurance/Quality Control (QA/QC)
The purpose of the QA/QC programs currently in place at Morococha is to monitor, control and constantly improve the quality of the laboratory performing the primary assays of chip-channel samples and diamond core samples. At the beginning of 2006, PAS implemented new QA/QC procedures that involve the submission of certified standard samples (pulps) as well as sterile samples (blanks). Standards were collected from Morococha mill feed over a two week period and were prepared and certified by ALS Chemex in Lima, which maintains ISO 9001:2000 certification. The LIMS system (Laboratory Information Management System) installed at the mine automates data entry and secures safe data storage in the electronic database.
•	The Amistad laboratory conducts its own routine internal QA/QC program and posts the results on the LIMS database. This program consists of:

•	One internal standard sample and one blank sample with each assay batch;

•	A sieve analysis of a randomly selected pulp from each sample batch to ensure that the particle size distribution in the pulp is at least 95% -150 mesh;
A second QA/QC program independent of the Amistad laboratory is supervised by the Geology department. This program includes:
•	Routine submission of standard samples and blanks — The responsible geologist adds one certified standard and one blank sample daily with the chip-channel and diamond core samples submitted for assay;

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•
Periodic submission of duplicate diamond core samples taken as splits (1/4 core) of the remaining half core stored in the core boxes and duplicate chip-channel samples consisting of a second sample of equal weight taken at the same sample location;

•	Submission of duplicate sample pulps to an independent secondary laboratory.
PAS currently contracts the ALS Chemex laboratory in Lima to act as the external secondary laboratory for analysis of check samples by atomic absorption, titration or fire assay for Ag, Zn, Pb and Cu. The ISO 9001:2000 certified ALS Chemex laboratory reports assay results to PAS by e-mail and by certified paper copy. In the opinion of the author of this section of the Technical Report, the sample preparation and analytical procedures are adequate, and the author believes that PAS maintains proper and adequate chain of custody (security) of all samples through the sample preparation and analytical process.
16.0 DATA VERIFICATION
Since the date of the initial Morococha Operations NI 43-101 Technical Report (February 2004), PAS has established a comprehensive QA/QC program for verification of assay data, where one did not previously exist. This program, which meets generally accepted North American industry practices, is summarized as follows:
Mill samples and underground chip-channel samples are currently run through the Amistad operations laboratory, which serves as the primary assay laboratory for all samples except those from the exploration diamond drilling program. Diamond drill samples are sent to the certified ALS-Chemex laboratory in Lima for primary analysis. Production samples (underground channel samples, mill samples) are sent to a laboratory in Morococha that is operated by MINLAB SRL for check analysis of Ag, Zn, Pb, and Cu, with some samples also sent to ALS-Chemex in Lima for check analysis.
Over the period from November 2006 through August 2007, the results of the submission of standard samples, blanks, and duplicate check sample analyses have been acceptable, as shown by Graphs 16-1 through 16-9. Graph 16-1 shows the performance of the Morococha Amistad laboratory with respect to sample blanks for silver:
Graph 16-1: Blank Results — Silver

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The blank sample results were generally acceptable for the period covered by the data. There were 17 blanks that failed, assaying more than 2.0 g/t Ag. All but four of these occurred between January and March. Only six blank samples for lead were outside of the limit (0.02% Pb), as shown in Graph 16-2, but only two of these took place during January through March when the majority of the failed silver blanks occurred.
Graph 16-2: Blank Results — Lead
Blank sample results for zinc indicated 10 failures as shown in Graph 16-3, with seven of these occurring in the same early 2007 timeframe as the majority of the silver blank failures. These data together indicate that the Minlab facility at Morococha had sample preparation issues (possibly due to poor cleaning of crushers/pulverizers in the sample preparation section) between January and April 2007.
Graph 16-3: Blank Results — Zinc
The Minlab Morococha laboratory performed well in the analysis of standard samples. Graph 16-4 illustrates the results of the analyses of the Standard #1 (198 g/t Ag) that was submitted with drill hole samples for November 2006 through September 2007. Although the standard analyses showed a slight high bias within acceptable limits, there were only two standards that fell outside of acceptable limits, both of which occurred in March 2007.

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Graph 16-4: Standard No. 1 Results – Silver
The results for Standard No. 1 (1.38%) for lead were also acceptable. During the same period in which the two silver standards exceeded acceptable limits, there were eight standard samples that had lead analyses which exceeded acceptable limits (out of a total of 14), as shown in Graph 16-5:
Graph 16-5: Standard No. 1 Results – Lead
The results of Standard No.1 for zinc (3.97%) were acceptable, with the analyses showing a slight negative bias, but within allowable limits. A total of seven standard assays fell outside of acceptable limits, as shown in Graph 16.6:

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Graph 16-6: Standard No. 1 Results – Zinc
The results of check samples submitted to a third party laboratory (duplicate sample pulps analyzed at ALS Chemex) generally fell within acceptable limits. Silver analyses done by the primary laboratory (Minlab Morococha) showed a slight negative bias above approximately 375 g/t Ag, as shown in Graph 16-7:
Graph 16-7: Check Sample Results — Silver
Check sample results for lead also fell within acceptable limits while displaying no overall biases, as shown in Graph 16-8:

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Graph 16-8: Check Sample Results — Lead
The results for zinc indicate a slight positive bias for the analyses performed by ALS Chemex for grades above 6,000ppm (0.60% Zn), as shown in Graph 16-9:
Graph 16-9: Check Sample Results — Zinc
In the opinion of Mr. Donald Earnest, P. Geo., President of REI, one of the best verifications of the data that serve as the foundation for the estimation of Mineral Resources and Mineral Reserves is the acceptable reconciliation between the tonnes and grade predicted by the mine plan and production schedule (which are based on the Mineral Reserves) and the actual mill production. For the Morococha operations, the reconciliations have been acceptable, as indicated by the summary for years 2005 through August 2007 shown in Table 16-1.

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Table 16-1: Summary of Budget vs. Ore Processed

2007 (YTD August)	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)

Budget Forecast — Milling	426,047	172	3.94	1.94	0.38

Actual Mill Production	445,564	169	3.51	1.32	0.50

Variance (% of Forecast)	104.6%	98.4%	89.1%	68.0%	131.6%

2006	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)

Budget Forecast — Milling	605,798	201	3.97	1.31	0.37

Actual Mill Production	652,571	186	3.73	1.33	0.41

Variance (% of Forecast)	107.7%	92.6%	94.0%	101.5%	110.8%

2005	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)

Budget Forecast — Milling	521,887	219	3.92	1.62	0.40

Actual Mill Production	536,214	215	4.27	1.59	0.36

Variance (% of Forecast)	102.7%	98.2%	108.9%	98.1%	90.0%
For the years since the date of the initial Morococha Operations NI 43-101 Technical Report (February 2004), the mill has consistently produced from 3% to 8% more tonnes than forecast, at silver grades that fall between 93% and 98% of forecast. Lead grades for the same period range from 89% to 109% of forecast. Zinc production was steady at 98% to 102% of forecast grades through 2006, although year-to-date (through August) zinc grades have fallen to approximately 68% of forecast. Copper grades produced have on average ranged from 90% of forecast in 2005 to 132% of forecast for year-to-date 2007. A breakdown of these reconciliations is shown in Table 19-6 in Item 19.
In the opinion of Mr. Donald Earnest, P. Geo., President of REI, the acceptable performance of the mine operations against budget forecasts for the past 2.5 years provides significant support to the verification and validity of the data that are the basis for the mineral resource and mineral reserve estimates.

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17.0 ADJACENT PROPERTIES
The Toromocha disseminated copper system overlies certain of Argentum’s underground mining operations within the boundaries of Argentum’s mining concessions. Peru Copper Inc., a copper mining company carrying on business in Peru, has recently been granted by Centromin the option to acquire mining concessions and surface rights in respect of the Toromocha property. In June 2007 Chinalco acquired all of the outstanding shares in Peru Copper Inc. PAS had discussions with Chinalco with respect to negotiating a resolution of surface rights issues that may arise between them in connection with their respective operations. See section 24.1.6 for a discussion of the potential impacts of the Toromocha Pit development on PAS’ Morococha underground operations.
18.0 MINERAL PROCESSING AND METALLURGICAL TESTING
18.1 Metallurgical Testing and Assumptions
Forecasts for metal recovery are based on historical performance of plant operations. The Morococha operation has many years of production history, and as a result the metallurgical behavior of the ores from the deposit is very well established, and it is the opinion of the authors of this section of the Technical Report that there is sufficient experience and knowledge to predict the metallurgical recoveries used in the life of mine (LOM) plan to a reasonable degree of accuracy. Additional metallurgical testing is undertaken from time to time to explore ideas for improvement or the application of new technology as it becomes available. This type of testing can only lead to improvements over the life of mine economic case as it is presented in Section 25 of this Technical Report.
Martin Wafforn, P.Eng., has reviewed the metallurgical assumptions used in the economic analysis and compared them to the historic performance of the Amistad mill. In addition, the metallurgical assumptions in the LOM plan have been reviewed by the Pan American Silver Peru S.A.C., corporate metallurgist, Edgar Canta, who, while not a Qualified Person according to NI 43-101 requirements, is an expert by virtue of experience on flotation metallurgy. Mr. Canta has presented papers on flotation metallurgy internationally and has written a detailed report on the Morococha plant entitled “Memoria Desctiptiva del Proceso Metalurgico de Planta Concentradora” dated September, 2007 that contains the basis for the processing and metallurgical information presented in this Section 18 and in Section 25.2 of this Technical Report.
Because the Morococha Mine is an operating mine with an operating mineral processing plant (mill), metallurgical testing is ongoing in the plant. A description of the existing Amistad mill is presented in section 25.2. The samples on which the metal recovery forecasts are based are on the hundreds of thousands of tonnes of ore that have been processed in the plant since PAS’s acquisition of the operation in 2004, and are considered by the co-authors to be representative.
The vein and manto ore bodies at the Morococha Mine are spread over a wide area and have variable mineralogy and metal grades. All of the material that comprises the mineral reserves is sulphide and responds well to flotation. The projected recoveries used for the life of mine (LOM) plan take into account the projected mill head grades for the individual metals (silver, lead, zinc, and copper) that are incorporated into the mine plan from the mineral reserves. The criteria used for the forecast blending of ore from the different veins and mantos are similar to current actual plant conditions and are considered by the co-authors to provide a reasonable basis for the assumptions of metallurgical recovery for the different metals to concentrates.

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It is standard practice to perform metallurgical testwork in the Amistad laboratory on samples from new mineralized structures once these veins or mantos are first intersected. In addition, special projects are currently underway to further improve the level of understanding of the deposit metallurgy, and these are discussed later in this section.
The metallurgical assumptions used in the LOM plan are shown in Table 18-1 (Life of Mine Head Grade Projections), Table 18-2 (Life of Mine Metallurgical Recovery Projections), and Table 18-3 (Life of Mine Concentrate Production Projections). Tables 18-1 and 18-2 show entries of “0” for gold because there are no data for gold grades in the mineral reserves and mineral resources. The mine typically receives payment for a small amount of gold that is recovered from the various concentrates that are produced, and for the period in 2007 where actual production figures are known, the actual amount of gold produced was included in the cash flow projections shown in section 24.8 of this Technical Report. The co-authors of this report have no reason to believe that the gold revenues from the concentrates will change during the life of the mine, however for the purposes of future cash flow projections, gold revenues have been set to zero.
Since June of 2007, the mine has been utilizing excess capacity in the plant by processing relatively small quantities of high grade ore from third parties in return for a processing fee. Between June and October 2007, the plant processed a total of 16,159 tonnes grading 686 g/t silver, 6.45% zinc, 5.35% lead and 0.96% copper. Because this small amount of material is not part of the normal Morococha ore stream, it is not included in Table 18-3 or in the Morococha LOM plan as either revenue or a cost. The forecast production for 2007 is 680,000 tonnes of ore.

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Table 18-1: Life of Mine Head Grade Projections

Head Grade	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Tonnes Milled	679,820	660,900	688,900	684,600	699,100	699,200	703,900	705,000	705,000	705,000	243,990
Silver (g/t)	172	166	169	166	166	160	162	146	146	146	146
Zinc	3.51	3.41	3.79	3.72	3.55	3.69	3.69	4.43	4.43	4.43	4.43
Lead	1.45	1.41	1.47	1.43	1.33	1.45	1.27	1.99	1.99	1.99	1.99
Copper	0.48	0.51	0.40	0.40	0.40	0.40	0.40	0.26	0.26	0.26	0.26
Gold	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Table 18-2: Life of Mine Recovery Projections

% Recovery	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Silver	84.9	84.2	84.6	84.2	84.2	83.2	83.6	82.0	82.0	82.0	82.0
Zinc	83.8	82.9	84.6	84.6	84.2	84.5	84.5	85.4	85.4	85.4	85.4
Lead	74.1	73.6	74.2	73.6	72.3	73.9	71.6	76.0	76.0	76.0	76.0
Copper	69.3	72.9	63.9	62.4	62.4	62.4	62.4	51.7	51.7	51.7	51.7
Gold	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Table 18-3: Life of Mine Concentrate Projections

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Zinc Con.
Tonnes (DMT)	41,686	39,186	45,684	43,546	42,212	43,603	43,896	53,396	53,396	53,396	18,480
Ag (g/DMT)	247	246	193	197	208	192	195	142	142	142	142
Zn (%)	48.0	47.8	48.4	49.5	49.5	50.0	50.0	50.0	50.0	50.0	50.0
Lead Con.
Tonnes (DMT)	14,602	13,755	15,057	14,331	13,332	14,695	12,544	20,897	20,897	20,897	7,232
Ag (g/DMT)	2,126	1,824	1,891	1,932	2,124	1,839	2,202	1,996	1,996	1,996	1,996
Pb (%)	50.3	50.0	49.8	50.3	50.3	51.0	51.0	51.0	51.0	51.0	51.0
Copper Con.
Tonnes (DMT)	9,486	9,816	8,240	7,238	7,822	6,978	7,025	3,824	3,824	3,824	1,323
Ag (g/DMT)	6,145	5,873	7,389	8,178	7,741	8,281	8,404	9,200	9,200	9,200	9,200
Cu (%)	24.1	25.0	22.5	23.6	22.3	25.0	25.0	25.0	25.0	25.0	25.0

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Silver recovery is directly related to silver head grade as well as the copper and lead content of the ores. The relationship between the silver head grade and the metallurgical recovery of silver since 2004 is shown in Graph 18-1. Although the current head grades for silver are approximately 30% lower than in 2004, the silver recovery has only dropped by 2.4%. The reasons for the current lower silver head grade include:
–	Increasing production from the high zinc grade Codiciada area; and

–	Reducing the production from the high silver grade Buenaventura vein in the Yacumina portion of the mine.
The proportion of production scheduled from the Codiciada zone will increase towards the later stages of the LOM plan since that area contains the majority of the current mineral reserves. As a result of focus in this zone, the silver head grade will decrease and the zinc grade increase. The silver recovery in the life of mine plan ranges from 82.0% to 85.0%.
Graph 18-1: Silver Head Grade vs. Recovery
Graph 18-2 for copper head grade versus recovery since 2004 shows improving copper recovery corresponding to an increasing copper head grade over the course of the last 2 years. Copper grades are forecast to fall in the LOM plan with a corresponding decrease in copper recovery and copper concentrate production.

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Graph 18-2: Copper Head Grade vs. Recovery
The same analysis for lead is as shown in Graph 18-3. Going forward, lead grades are forecast to remain the same for a number of years and then increase towards the end of the mine life with a corresponding reduction in the copper grade.
Graph 18-3: Lead Head Grade vs. Recovery
Graph 18-4 depicts zinc head grade versus zinc recovery since 2004 and reflects the improvements that have taken place in the mill over the course of the previous 2 years in particular. For the LOM plan, zinc recovery has been increased to 84% despite forecast declining head grades. Zinc is the most important economic metal at Morococha, with zinc sales comprising 50% of the total revenue in the LOM plan. Silver sales total 30% of the total revenue with lead and copper at 10% each. As a result of zinc’s importance to revenues generated by the operation, the priority to date has been improving zinc recoveries. Zinc grades and recoveries are forecast to increase further in the LOM plan as production from the Codiciada zone is increased.

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Graph 18-4: Zinc Head Grade vs. Recovery
18.2 Plant Improvement Projects
A study has been completed of the Amistad plant aimed at identifying processing strengths and weaknesses and finding opportunities for improvement. Based on this study, research work and reconfiguration of the entire milling process has been prioritized, with the goal to create economic and environmental value. Since January 2006 to date, the following changes have been made in the Amistad process plant:
Crushing Circuit – The design of the secondary crusher bowl liner has been changed to provide a finer crush. This change improved the final crushing discharge product from 65% -3/4 inch to 84% -3/4 inch.
Grinding Circuit – An 8’ x 10’ ball mill was added to the circuit to achieve a finer grind and improve the liberation of the sulphide minerals. This change caused the particle size of the grinding circuit product to improve from 53% minus 200 mesh to 60% minus 200 mesh, and also increased the throughput of the plant to current levels.
Flotation Circuit – The circuit was expanded to achieve the 2,000 tonnes per day that the plant is current capable of. The plant has also been streamlined to reduce circulating loads and to replace deficient flotation cells. Testwork was conducted to allow the elimination of the use of bi-cromate as a reagent as it is a carcinogen.
Filtration Circuit – The old zinc concentrate filters were inefficient and could not achieve the desired moisture content partly because of the inherent inefficiency of operating vacuum pumps at high altitude. To improve this, a new pressure filtration plant is in the process of being installed.

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19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
19.1 Mineral Reserve Estimation Methodology
19.1.1 Block Volumes
As described in the initial Morococha Operations NI 43-101 Technical Report (February 2004), mineral reserve block boundaries were drawn on vertical longitudinal sections, using assays from drift sampling as a guide to determine block boundaries along the strike of the vein. Block boundaries above and below each level are determined either by assays from raise sampling or by projection distance limits established for each vein. The vertical projection distance limits vary from 15 to 25 metres for proven blocks. Probable blocks extend from each proven block upwards or downwards for a distance of 25m to 35m to a 50m projection limit, so that the maximum total projection distance (proven and probable blocks combined) from level sample data does not exceed 50m. Figure 7 is an example that shows the blocks as constructed for the Veta Isabel.
Once the block boundaries are established, block areas in the plane of the vein are computed by measuring block lengths and widths on the vertical longitudinal sections and applying a factor to account for the average dip of the vein. Block volumes are then calculated by taking the block areas and multiplying by the weighted average mining width for each block (derived from drift and raise sampling). The mining widths used for computing block volumes include extending internal dilution out to minimum mining widths, and in certain cases, the application of additional external dilution (see Item 19.1.3).
In the opinion of Mr. Donald Earnest, P. Geo., President of REI, the methods used by the Morococha geology staff to construct reserve blocks and compute block volumes follow classic standard manual procedures for vein deposits, and are appropriate for mineral reserve and mineral resource estimation for the veins and mantos that comprise the Morococha deposit.
19.1.2 Block Grades
Block grades are estimated for silver, lead, copper, and zinc simply by obtaining weighted averages of the assays from the drift and raise sampling that falls within the boundaries of a block. The average grade for each block is then adjusted downwards by the application of external dilution, as described in the following Item 19.1.3. REI reviewed the equations used for calculating block grades and found them to be appropriate.
19.1.3 Dilution
Since the initial Morococha Operations NI 43-101 Technical Report (February 2004), the method used by the Morococha technical staff to estimate dilution for all veins and mantos (except the Manto Italia) has been changed to conform to the method derived by T.A. O’Hara. This method takes into account the true width and dip of the vein or manto to which the dilution is applied, and also the mining method to be used. With this method, percent dilution is estimated as follows:

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% Dilution = 25/ (√¯¯Width) X Sin (Dip)

Where:	25 = the constant derived by O’Hara for Cut and Fill Mining
Width = True Width of Vein/Manto
Dip = Dip of Vein/Manto (Measured from Horizontal)
Table 19-1 illustrates some examples of this calculation at varying vein/manto widths and dips:
Table 19-1: Dilution Examples (T.A. O’Hara Method)

Width	Dip	% Dilution
2	80	17.95
4	80	12.69
6	80	10.36
8	80	8.98
10	80	8.03
12	80	7.33
14	80	6.78
16	80	6.35
18	80	5.98
20	80	5.68

Width	Dip	% Dilution
2	60	20.41
4	60	14.43
6	60	11.79
8	60	10.21
10	60	9.13
12	60	8.33
14	60	7.72
16	60	7.22
18	60	6.80
20	60	6.45

Width	Dip	% Dilution
2	40	27.50
4	40	19.45
6	40	15.88
8	40	13.75
10	40	12.30
12	40	11.23
14	40	10.39
16	40	9.72
18	40	9.17
20	40	8.70
For the Manto Italia, the dilution applied to the December 31, 2006 Mineral Reserve blocks remained the same at an across the board 10%. As a check of this assumption, REI examined the Manto Italia workings in Stope 899 off of the 375 level during its visit to the Morococha operations on October 4, 2007. Based on those observations, REI believes that the 10% dilution factor used for Manto Italia may not be sufficient. Although the shallow-dipping mineralization was being mined fairly cleanly, dilution (based on REI’s visual estimate) was approximately 15%.
Mr. Donald Earnest, P. Geo., President of REI has reviewed this O’Hara dilution method and finds it to be reasonable. In the opinion of Mr. Donald Earnest, P. Geo., President of REI, the application of this method to the Morococha veins and mantos is a significant improvement over the methods previously used at Morococha, which are described in the initial Morococha Operations NI 43-101 Technical Report dated February 2004.
Zero grade was applied to all diluting material, which effectively reduced block grade averages on the order of 20% to 30% (depending on the vein) for blocks with vein widths up to 1.0m. In the opinion of Mr. Donald Earnest, P. Geo., President of REI, this approach (which is common in narrow vein deposits) results in block grade estimates at Morococha that may be conservative. During the examination of the stopes in Veta Buenaventura and the veins of the Manuelita area during his 2003 site visit, Mr. Donald Earnest, P. Geo., President of REI observed mineralized stringers in the wallrocks of the stopes that definitely are contributing grade to the ore flow to the mill, particularly in the stopes hosted by volcanics. REI recommends that a program be initiated to sample hangingwall and footwall waste to determine the amount of actual metal contributed by of this material.

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19.1.4 Block Tonnes
Block tonnages were computed by applying specific gravity values to the computed block volumes. The specific gravity values used for the December 31, 2006 Mineral Reserves were revised from those used in previous years. The revised specific gravity factors were estimated based on the compilation of data obtained from 586 samples taken from various parts of the Morococha deposit. Each sample was first assayed for silver, copper, lead, and zinc. An average specific gravity for mineralized material (“ore”) and wallrock (“waste”) for each of the various zones of the deposit was then determined by regression analysis of the calculated specific gravities that were derived from the sulfide mineral concentrations calculated from the assayed metal grades for each of the 586 samples. Based on these analyses, the specific gravity factors for the various zones are as follows:

Zone	Ore	Waste
Manuelita, Alpamina, Sulfurosa	3.28	2.53
Codiciada, Alapampa, San Antonio, Anticona	3.30	2.70
Yacumina, Tashiman, San Florencio	3.09	2.59
Manto Italia, Manto Victoria	3.71	2.60
In the opinion of Mr. Donald Earnest, P. Geo., President of REI, the specific gravities used for estimation of the December 31, 2006 Morococha Mineral Reserves are reasonable, differing only slightly from the values discussed in the initial Morococha Operations NI 43-101 Technical Report dated February 2004.
19.1.5 Adjustment Factors
The Morococha geology staff continues to discount (cap) individual high grade outlier assays prior to estimating average block grades for each metal. The method currently used replaces the original “erratic” (outlier) assay with the average value of the two adjacent samples if the value of the outlier assay differs from the average of all samples in the block by more than two standard deviations.
In addition to the high grade capping adjustments, individual block tonnes are adjusted to account for mining recovery (extraction). The overhand (“ascending”) cut and fill method used for mining the Morococha veins results in an average ore extraction of 89% (based on a standard block height of 70m) of the total block tonnes in order to allow for ore pillars that must be left at the bottom of each block to provide support for ore loading facilities (chutes, etc.). The same extraction factor is applied to blocks planned for mining by shrink stoping, where the method is applicable. For the Manto Italia deposit (which is mined by mechanized room and pillar methods), an extraction factor of 80% is used. Mr. Donald Earnest, P. Geo., President of REI examined the Manto Italia workings on the 450 level and Stope 899 off of the 375 level during his visit to the Morococha operations on October 4, 2007. Based on those observations, Mr. Donald Earnest, P. Geo., President of REI believes that the 80% extraction factor used for Manto Italia is appropriate.

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19.2 Mineral Reserves and Mineral Resources
Mineral reserves and mineral resources are reported separately for the Morococha operations. No mineral reserves are included in the tabulation of mineral resources.
19.2.1 Mineral Reserves
As of December 31, 2007, the proven and probable mineral reserves for the Morococha operations, as reported in the Pan American Silver Corporation Annual Information Form for the Year Ended December 31, 2007, are as follows:

Proven:	4,073,423 Tonnes @ 155 g/mt Ag, 0.36% Cu, 1.49% Pb, 3.84% Zn
Probable:	2,304,141 Tonnes @ 157 g/mt Ag, 0.41% Cu, 1.83% Pb, 4.16% Zn

Total:	6,377,564 Tonnes @ 156 g/mt Ag, 0.38% Cu, 1.61% Pb, 3.96% Zn
The above mineral reserve estimates were prepared under the supervision of, or were reviewed by Michael Steinmann, P.Geo., Senior Vice President, Geology and Exploration, Pan American Silver Corp., and Martin G. Wafforn, P.Eng., Vice President of Mine Engineering, as Qualified Persons as defined in NI 43-101. Mr. Donald Earnest, P. Geo., President of REI notes that the mineral reserves above are stated as estimated and reported by PAS, and have not been rounded in accordance with NI 43-101 guidelines.
The following metal prices were used for estimation of the mineral reserves summarized above:

Silver:	US$9.00/troy ounce
Lead:	US$1,000/Tonne
Copper:	US$5,000/Tonne
Zinc:	US$2,100/Tonne
Gold:	US$425/troy ounce
Mr. Donald Earnest, P. Geo., President of REI notes that while these metal prices are significantly higher than the metal prices reported in the initial Morococha Operations NI 43-101 Technical Report dated February 2004, these prices reflect the metal market conditions and reasonable metal price forecasts that were available at the end of 2006. Current spot prices for all five metals are significantly higher than those used for the December 31, 2006 Mineral Reserve estimate.
Table 19-2 summarizes these reserves by economic unit area, zone and by vein/manto. In the opinion of Mr. Donald Earnest, P. Geo., President of REI, these reserves were estimated in accordance with the guidelines set forth in NI 43-101 and in accordance with accepted North American mining industry practices.

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Table 19-2: Summary of Proven / Probable Mineral Reserves by Vein / Manto
MOROCOCHA OPERATIONS
Summary of Proven/Probable Ore Reserves By Vein & Manto
As of December 31, 2006

Ag=US$9.00/oz, Pb = US$1,000/Tonne, Cu = US$5,000/Tonne, Zn = US$2,100/Tonne, Au = US$525/oz	Page1/2

		V/RB	Mining	Tonnes	Ag	Cu	Pb	Zn	Value/MT
Vein/Manto	Mine Area	Width (m)	Width (m)	(M)	(g/mt)	(%)	(%)	(%)	($US)

MANUELITA ECONOMIC UNIT AREA
Veta 3	Manuelita	0.45	0.83	15,787	126	0.37	0.82	4.87	$78.73
Veta 4	Manuelita	0.55	0.94	88,752	144	0.55	0.84	2.94	$65.33
Veta 5	Manuelita	0.39	0.80	52,122	119	0.26	1.26	4.83	$73.44
Veta 6	Manuelita	0.29	0.80	24,726	110	0.24	0.83	4.98	$70.98
Veta 10	Manuelita	0.67	1.06	94,537	145	0.41	1.58	5.18	$84.88
Veta 11	Manuelita	2.40	2.87	189,594	191	0.26	3.94	4.64	$95.94
Veta 13A	Manuelita	0.43	0.89	37,683	113	0.38	1.49	3.38	$62.39
Veta 3B	Manuelita	0.26	0.80	19,442	137	0.64	0.91	2.89	$65.04
Veta 5C	Manuelita	0.68	1.04	29,949	128	0.54	0.69	3.26	$63.94
Veta C	Manuelita	0.97	1.32	24,705	163	0.26	1.38	3.03	$67.86
Veta Don Pedro	Manuelita	0.45	0.81	27,839	164	0.18	3.14	3.88	$80.06
Veta Eneida	Manuelita	1.33	1.70	87,038	169	0.21	2.05	2.53	$66.37
Veta Ingenieros	Manuelita	0.40	0.80	18,748	200	0.82	0.96	1.53	$69.41
Veta Lila	Manuelita	0.22	0.80	8,128	89	0.24	1.80	4.64	$67.03
Veta Minero 378	Manuelita	0.83	1.22	54,242	117	0.62	1.49	5.74	$86.46
Veta Ramal 800	Manuelita	0.25	0.80	9,679	175	0.88	0.60	2.25	$70.00
Veta Roma	Manuelita	0.75	1.07	112,845	200	0.52	1.16	1.93	$69.31
Veta Rosalvina	Manuelita	0.65	0.99	13,512	247	0.20	2.46	3.87	$95.14
Veta Split 11-H	Manuelita	0.34	0.80	24,758	123	0.20	1.59	4.74	$73.68
Veta Split Roma	Manuelita	0.78	1.13	59,564	157	0.83	0.74	2.79	$70.33
Veta Alberto	Manuelita	1.46	1.85	202,748	188	1.44	0.39	1.00	$69.21
Veta Roma Piso	Manuelita	0.94	1.30	6,036	338	0.84	0.72	1.22	$94.91
Veta Split 11	Manuelita	1.58	2.01	37,059	179	0.29	1.86	2.90	$72.09
Veta Zulema	Manuelita	1.13	1.61	42,878	243	1.51	1.55	1.95	$93.80
Subtotal Manuelita Economic Unit Area				1,282,369	168	0.61	1.60	3.21	$76.17

MOROCOCHA 1 ECONOMIC UNIT AREA
Veta Andrea	Sulfurosa	0.62	0.94	24,045	177	0.12	1.84	2.09	$62.37
Veta Jaqueline	Sulfurosa	0.66	0.99	33,108	202	1.67	0.43	2.87	$91.37
Veta Jessica	Sulfurosa	0.61	0.91	79,156	191	2.11	0.70	4.13	$106.62
Veta Minero Manuelita	Sulfurosa	0.89	1.23	4,260	68	0.78	0.40	1.48	$38.97
Veta Pisco Maria	Sulfurosa	1.37	1.78	194,204	213	1.59	1.13	3.45	$99.74
Veta Ramal 380 Josefina	Sulfurosa	0.88	1.21	32,848	270	0.37	0.61	1.01	$71.94
Veta San Andrea	Sulfurosa	0.95	1.31	109,403	142	0.26	1.07	2.21	$55.50
Veta Jenny	Sulfurosa	1.03	1.42	29,199	122	1.40	0.64	1.88	$63.30
Veta Split Andrea	Sulfurosa	0.46	0.80	2,882	83	0.05	4.01	1.24	$42.19
Veta Anita	San Antonio	0.78	1.09	37,069	113	0.18	1.71	4.47	$69.38
Veta Maria Carmen	San Antonio	0.59	0.91	18,840	126	0.13	1.64	3.22	$60.60
Veta Split Victoria	San Antonio	0.62	0.93	9,015	248	0.11	2.78	4.07	$96.83
Veta Victoria	San Antonio	0.75	1.10	10,959	103	0.10	0.87	4.68	$65.11
Veta Maria Teresa	San Antonio	0.72	1.05	4,869	153	0.16	1.30	4.39	$75.42
Veta Ramal Maria Carmen	San Antonio	0.82	1.15	2,312	163	0.37	1.17	3.66	$73.94
Veta Vanessa	San Antonio	1.21	1.59	22,191	106	0.16	2.75	7.38	$95.64
Manto Alapampa	Alapampa	1.11	1.26	16,182	186	0.33	2.93	5.54	$99.95
Veta Alfonso Ugarate	Alapampa	0.48	0.81	23,931	157	0.66	0.95	4.71	$84.94
Veta Ombla 4	Alapampa	0.70	1.06	39,641	128	1.37	0.71	5.49	$94.64
Veta Ombla 5	Alapampa	0.70	1.04	95,260	141	0.43	1.11	5.76	$87.66
Veta San Luis 7	Alapampa	0.66	1.03	61,616	255	1.07	1.68	5.80	$122.66
Veta Yanamina	Alapampa	1.06	1.43	15,290	143	0.77	1.70	4.63	$85.38
Subtotal Morococha 1 Economic Unit Area				866,280	176	0.96	1.19	3.91	$87.13

43-101 (PanAm)	Morococha Mine	74

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		V/RB	Mining	Tonnes	Ag	Pb	Cu	Zn	Value/mt
Structure Type	Mine Area	Width (m)	Width (m)	(M)	(g/mt)	(%)	(%)	(%)	($US)

ANTICONA ECONOMIC UNIT AREA
Cuerpo Freiberg	Codiciada	6.23	6.99	502,561	155	0.17	1.28	2.88	$63.33
Cuerpo Laura	Codiciada	0.82	1.26	3,067	147	0.17	1.69	3.12	$64.82
Cuerpo Rosita	Codiciada	15.74	16.74	533,041	215	0.23	1.56	3.24	$80.53
Cuerpo Potosi	Codiciada	7.30	8.00	141,707	79	0.13	1.60	3.23	$50.87
Manto Codiciada	Codiciada	1.63	1.79	7,181	82	0.11	0.58	3.37	$49.05
Manto Codiciada 1	Codiciada	2.05	2.26	3,509	150	0.09	0.99	1.12	$45.29
Manto Italia 1	Codiciada	3.69	4.06	80,185	132	0.18	3.18	6.23	$93.22
Manto Italia 2	Codiciada	3.36	3.70	244,785	101	0.14	2.61	5.49	$77.97
Manto Italia 3	Codiciada	2.48	2.73	181,845	90	0.08	2.43	6.46	$82.61
Manto Italia 4	Codiciada	3.76	4.13	231,035	74	0.09	1.85	5.63	$70.34
Manto Italia 5	Codiciada	3.81	4.20	172,842	57	0.07	1.60	4.53	$56.37
Manto Italia 6	Codiciada	4.13	4.55	47,827	47	0.39	0.64	4.71	$57.19
Manto Italia 7	Codiciada	3.23	3.55	17,368	120	0.49	4.35	4.49	$84.57
Manto Italia 8	Codiciada	2.87	3.16	25,067	112	0.18	2.97	4.23	$71.59
Manto Italia 9	Codiciada	3.59	3.94	229,927	63	0.32	2.23	6.10	$76.63
Manto Italia 10	Codiciada	1.91	2.11	99,565	257	0.17	0.27	0.33	$59.78
Manto Sierra Nevada	Codiciada	5.49	6.03	331,400	82	0.16	1.44	5.42	$69.74
Veta 1	Codiciada	0.72	1.07	93,368	246	0.34	1.85	4.02	$96.27
Veta 2	Codiciada	0.82	1.24	77,750	216	0.24	1.53	2.67	$76.14
Veta 5	Codiciada	0.43	0.85	39,080	142	0.12	1.11	3.13	$61.47
Veta 8	Codiciada	0.38	0.81	23,747	168	0.21	1.27	3.11	$68.54
Veta 1A	Codiciada	1.00	1.36	15,832	171	0.33	1.62	4.00	$79.43
Veta Alianza	Codiciada	0.95	1.37	23,206	169	0.21	2.21	6.12	$97.14
Veta Chabela	Codiciada	0.26	0.80	2,294	192	0.08	0.59	1.56	$56.37
Veta Codiciada	Codiciada	1.07	1.44	89,636	98	0.11	1.83	4.43	$65.55
Veta Dina	Codiciada	0.28	0.80	20,029	197	0.09	0.67	0.87	$51.83
Veta Eldemira	Codiciada	0.65	1.02	22,707	135	0.10	1.94	4.73	$75.90
Veta El Loquito	Codiciada	0.20	0.80	4,766	251	0.12	0.35	0.84	$62.19
Veta Elizabeth	Codiciada	1.04	1.45	94,221	265	0.29	1.10	2.76	$86.35
Veta Freiberg	Codiciada	0.83	1.15	8,421	183	0.10	0.72	0.62	$47.22
Veta Gordiano	Codiciada	0.49	0.81	10,558	135	0.08	2.14	4.47	$73.99
Veta Huamachuco	Codiciada	0.92	1.28	91,817	194	0.19	1.16	3.88	$79.64
Veta Isabel	Codiciada	0.54	0.92	111,864	232	0.61	1.44	4.66	$100.98
Veta Isabel II	Codiciada	0.35	0.81	75,006	149	0.13	1.20	2.62	$59.01
Veta Italia	Codiciada	0.52	0.82	449	116	0.12	1.97	4.11	$67.15
Veta Julia	Codiciada	0.42	0.81	8,311	93	0.16	1.36	4.11	$60.82
Veta Margarita	Codiciada	1.00	1.35	28,931	159	0.25	0.76	1.39	$50.88
Veta Maria Luisa	Codiciada	0.67	1.07	25,843	142	0.20	1.60	3.45	$66.96
Veta Ollanta	Codiciada	0.39	0.88	23,405	121	0.57	2.40	3.62	$72.00
Veta Purisima	Codiciada	0.34	0.80	5,738	104	0.10	1.45	3.73	$59.47
Veta Ramal Dina	Codiciada	0.28	0.80	7,642	164	0.12	1.19	2.08	$57.49
Veta Ramal Veta 1	Codiciada	0.47	0.80	4,589	213	0.30	2.05	5.13	$98.79
Veta San Pablo 4	Codiciada	0.71	1.07	1,674	221	0.13	1.07	1.08	$60.59
Veta San Pablo 5	Codiciada	1.01	1.35	3,106	190	0.15	0.94	0.79	$51.61
Veta Split Elizabeth	Codiciada	0.38	0.80	1,154	160	0.19	0.98	2.06	$56.65
Veta Split Freiberg	Codiciada	1.45	1.84	14,228	200	0.09	0.17	0.32	$46.28
Veta Split Julia	Codiciada	0.19	0.80	1,871	83	0.09	0.47	1.82	$35.53
Veta Victoria	Codiciada	1.21	1.57	1,534	163	0.17	1.09	6.94	$98.46
Veta Alicia	Codiciada	0.69	1.02	18,683	124	0.14	0.79	3.48	$59.71
Veta Buenaventura	Yacumina	2.22	2.68	181,480	322	0.10	0.97	1.65	$85.64
Veta Buenaventura Ramal Techo 1	Yacumina	0.57	0.88	5,665	1227	0.22	1.49	2.58	$285.45
Veta Buenaventura Ramal Techo 2	Yacumina	0.91	1.26	4,286	289	0.18	0.37	1.43	$76.14
Veta Galera	Yacumina	0.66	1.05	17,475	85	0.12	3.87	6.23	$84.84
Veta Galera1	Yacumina	1.78	2.35	117,756	76	0.13	3.38	7.74	$94.24
Veta Galera 2	Yacumina	1.19	1.56	58,930	85	0.18	3.28	8.48	$102.59
Veta Gitana	Yacumina	0.35	0.80	2,456	222	0.07	0.28	0.70	$54.11
Veta Transversal 1 California	Yacumina	0.48	0.88	3,813	191	0.89	1.75	3.16	$84.90
	San Florencio	1.00	1.45	32,683	179	0.52	2.02	4.82	$92.11
Subtotal Anticona Economic Unit Area				4,228,915	148	0.19	1.71	4.19	$74.57

GRAND TOTAL, ALL ECONOMIC UNIT AREAS				6,377,564	156	0.38	1.61	3.96	$76.60

SUMMARY, TOTAL PROVEN AND PROBABLE MINERAL RESERVES

		PROVEN:		4,073,423	155	0.36	1.49	3.84
		PROBABLE:		2,304,141	157	0.41	1.83	4.16

43-101 (PanAm)	Morococha Mine	75

Metal prices, processing recoveries, transportation, smelting, and refining costs were incorporated by PAS in the calculation of a net smelter return value (NSR) for each metal by the separate mine operating areas. Based on these calculations for individual metals, separate break-even NSR cut-offs were compiled that included all applicable fixed and variable operating costs for production of all metals (silver, lead, copper, zinc, and gold). These cut-offs were then applied to the individual mineral resource blocks to determine proven and probable mineral reserves for each operating area. For gold, an aggregate value based on the amount of gold typically recovered from the individual areas was added to the total net recoverable value for each block. This approach, which was used due to the lack of gold assays in the database, recognizes the documented gold recovered during smelting from each individual area. Mineral reserve blocks that have NSR’s greater than the break-even NSR cutoff support all fixed and variable operating costs.
Separate Incremental NSR cutoffs were also derived for each mine area, and these were applied to mineral reserve blocks having NSR’s that were less than the break-even NSR cutoff, but which contain value (on a per tonne basis) that met or exceeded only the applicable variable operating costs associated with mining and processing each block. These costs include direct mining costs (including supplies), underground and surface haulage, hoisting (where applicable), and processing costs (milling, transportation, smelting and refining).
The break-even and incremental NSR cutoffs (in $US) used for the determination of proven and probable mineral reserves for the various Morococha operating areas are summarized as follows:

Area	Break-even NSR	Incremental NSR

Manuelita	$49	$34
Sulfurosa	$48	$33
Codiciada	$46	$32
San Antonio	$64	$45
Yacumina	$55	$38
Manto Italia	$46	$32
Mr. Donald Earnest, P. Geo., President of REI checked the calculations of these NSR cut-offs and found them to be acceptable. In the opinion of Mr. Donald Earnest, P. Geo., President of REI the use of unique mineral reserve cut-offs for the different mine operating unit areas is highly appropriate, given the spatially distinct operating areas that contribute ore production and the different underground mining methods used. With respect to the inclusion of incremental (marginal) material in the Morococha mineral reserves, in the opinion of Mr. Donald Earnest, P. Geo., President of REI, this practice is acceptable at Morococha because there is sufficient mill capacity (at 2,000 tonnes per day) to process the incremental material, without displacing higher grade ore.

43-101 (PanAm)	Morococha Mine	76

In the opinion of Mr. Donald Earnest, P. Geo., President of REI, with the exception of the surface title issue discussed in item 6 that could affect access to mineral reserves in the Yacumina area, there are not any known environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Morococha mineral reserves. More detailed discussion of these topics can be found in Item 6 (Property Description and Location), Item 25e (Environmental Considerations), and Item 25c (Markets). Normal depletion of mineral reserves by mining should be offset by new mineral reserve additions from ongoing exploration and delineation work, particularly if current metal prices hold steady or continue to increase due to world demand. In the opinion of the author of this section of the Technical Report, there are no adverse metallurgical or other relevant factors that could materially affect the mineral reserves for the Morococha property. Except for the potential issues related to certain surface facilites and rights described in Section 6 of this Technical Report, in the opinion of the author of this section, no issues exist related to infrastructure that could materially affect these same mineral reserves.
19.2.2 Mineral Resources
As stated at the beginning of Item 19.2, mineral reserves and mineral resources are reported separately for the Morococha operations. No mineral reserves are included in the tabulation of mineral resources.
The measured and indicated mineral resources for the Morococha operations as of December 31, 2007, as reported in the Pan American Silver Corporation Annual Information Form for the Year Ended December 31, 2007, are as follows:

Measured:	2,052,231 Tonnes @ 192 g/mt Ag, 1.47% Pb, 0.30% Cu, 3.52% Zn
Indicated:	810,905 Tonnes @ 178 g/mt Ag, 1.26% Pb, 0.41% Cu, 2.90% Zn

Total M+I:	2,863,136 Tonnes @ 188 g/mt Ag, 1.41% Pb, 0.33% Cu, 3.34% Zn
In addition to the measured and indicated mineral resources summarized above, the inferred mineral resources for the Morococha operations total:
Inferred: 9,783,592 Tonnes @ 227 g/mt Ag, 1.90% Pb, 0.47% Cu, 4.37% Zn
As with the Morococha Mineral Reserves summarized and described in Item 19.2.1, the above mineral resource estimates were prepared under the supervision of, or were reviewed by Michael Steinmann, P.Geo., Senior Vice President, Geology and Exploration, Pan American Silver Corp., and Martin G. Wafforn, P.Eng., Vice President of Mine Engineering, Pan American Silver Corp., as Qualified Persons per definition in NI 43-101. REI notes that the mineral resources above are stated as estimated and reported by PAS and have not been rounded in accordance with Canada NI 43-101 guidelines.
The same metal prices that were used for estimation of the Morococha mineral reserves also were used for estimation of the mineral resources summarized above:

Silver:	US$9.00/troy ounce
Lead:	US$1,000/Tonne
Copper:	US$5,000/Tonne
Zinc:	US$2,100/Tonne
Gold:	US$425/troy ounce

43-101 (PanAm)	Morococha Mine	77

The measured, indicated, and inferred mineral resources stated above are based on the NSR cut-offs for the various mine operating areas shown in the following table:
In the opinion of Mr. Donald Earnest, P. Geo., President of REI, with the exception of the surface title issue discussed in item 6 that could affect access to mineral reserves in the Yacumina area, there are not any known environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Morococha mineral reserves. More detailed discussion of these topics can be found in Item 6 (Property Description and Locatin), Item 25e (Environmental Considerations), and Item

Area	Incremental NSR	Sub-marginal NSR

Manuelita	$34	$27
Sulfurosa	$33	$26
Codiciada	$32	$25
San Antonio	$45	$38
Yacumina	$38	$31
Manto Italia	$32	$25
The incremental mineral resources consist of blocks that have not been included in the mineral reserves and operations mine plan and schedule for reasons that largely are due to tonnage limitations of the blocks, block location/access issues, or the inability of the blocks to support secondary development costs. Sub-marginal mineral resources consist of material that could become incremental (and thus mineable) with increases in metal prices and/or operating cost reductions/savings. All inferred resources are based on the sub-marginal NSR cut-offs listed above.
In REI’s opinion, the mineral resources summarized in this section were estimated in accordance with the guidelines set forth in NI 43-101 and accepted North American mining industry practices. With the exception of the surface title issue discussed in Item 6 of this Technical Report, REI is unaware of any known environmental, permitting, legal, title, socio-economic, marketing, political, metallurgical, mining or infrastructure issues or problems that could materially affect the mineral reserves.
20.0 OTHER RELEVANT DATA AND INFORMATION
No other data or information is relevant for the review of the Morococha operations.
21.0 INTERPRETATION AND CONCLUSION
This updated Technical Report is based on historical information and data that was previously reviewed for the initial Morococha Operations Technical Report (February 2004), as well as information and data generated by the Morococha operations since the acquisition by PAS in 2004. In the opinion of the QP’s who co-authored this Technical Report, substantial improvements have been made at the operations since the date of the initial Technical Report, such that the technical procedures currently used by the Morococha operations conform to CIM guidelines and NI 43-101 requirements, and that the Life of Mine (LOM) plan described in Section 24.8 of this Technical Report is sound.
While there are no outstanding material technical issues regarding the Morococha operations and the LOM plan and schedule, in the opinon of the QP’s the major risks to the Morococha operations include possible production shortfalls/interruptions that could take place if development of the Toromocho project proceeds during the next 10 years, a decline in metal prices to points lower than those that were used to estimate the proven and probable mineral reserves as of December 31, 2006, and unanticipated increases to operating costs. For the longer term, the major challenge for the Morococha operations will be the ability to continue to upgrade inferred mineral resources to proven and probable mineral reserves and to discover new proven and probable mineral reserves in a timely and systematic manner through drilling and underground drifting and sampling.

43-101 (PanAm)	Morococha Mine	78

22.0 RECOMMENDATIONS
Based on the review by the QP’s who co-authored this Technical Report, the following action items are recommended:
•	Continuation of development drilling at the same or increased rates to convert inferred mineral resources to proven and probable mineral reserves;

•	Continuation of the quality control/quality assurance programs for sample handling, sample preparation, and sample analysis currently in place;

•
Assay all underground chip-channel samples and core samples from diamond drill hole intercepts of veins and mantos for iron to enable development of more comprehensive density (specific gravity) data via regression analysis for estimation of mineral reserve and resource tonnes;

•	Accelerate underground development to provide the following:
•	Completion of the decline in the northern portion of the property that will provide access to the Manto Italia and Kingsmill tunnel level for haulage of ore from the Codiciada zone;

•
Completion of access on the 400 level and 700 level to the Yacumina and San Antonio zones which will allow for continued mining of the high grade Veta Buenaventura and Manto Galera and delineation of new mineral reserves;

•	Access around the outside limits of the Toromocho property on the 400 level to replace the existing 400 level workings that currently cross the Toromocho ground;

•	Completion of main haulage levels in the lower areas of the mine that will allow the use of 10-tonne trolley locomotives and 100 ft3 cars;

•	Additional ore passes and waste passes in Codiciada, Alapampa and in areas of Yacumina in order to reduce ore handling and direct the material to the Central shaft;
•	Continue extending the length of the stopes to 70 metres which will result in a 30% reduction of raise preparation;

•	Continue efforts to establish better control of external dilution in the Codiciada Alta, Sulfurosa, and Alapampa areas.

43-101 (PanAm)	Morococha Mine	79

23.0 REFERENCES
Data, documents, and other information used for the compilation of this report were obtained from personnel in the PAS offices in Vancouver, British Columbia, and Lima, Peru, and from PAS personnel at the Morococha operations site. The documents from which key information was obtained include:
Air Power S.R.L., December 16, 2003, “Maquinas Compresoras Morococha”
Cia. Minera Arggentum S.A., August 31, 2007, “Morococha Plant Relocation Study, Monthly Report No. 2007 — 8
Cia. Minera Arggentum S.A., July 2007, “Morococha Management Summary”
Cia. Minera Arggentum S.A., December 2006, “Mineral Inferido a Diciembre 2006” (Inferred Mineral Resources Summary)
Cia. Minera Arggentum S.A., December 2006, “Resumen Inventario de Reservas, Diciembre 2006” , Mineral Reserve Summary
Cia. Minera Arggentum S.A., March 2006, “Ore Reserve and Resource Estimates to December 2005”, (Mineral Reserve Report)
Cia. Minera Arggentum S.A., 2006, “Manuel de Muestrero
Canta, Edgar, “September 2007, “Memoria Desctiptiva del Proceso Metalurgico de Planta Concentradora”
Gestion Minera S.A. (Gemin), January 20, 2004, “Informe del Due Diligence, Capacidad de Producción Año 2004”
HC Itasca, December 2003, “Morococha Mine, Preliminary Hydrogeology Study, Final Report”
Loaiza, Ing. L. Ampuero, December 30, 2003, “Pruebas Flotación Minerales Morococha”
Mine and Quarry Engineering Services, Inc., May 2007, “Process Plant Conceptual Study”
Mollehuasa, Raúl, November 24, 2003, “Informe Monitoreo de Aguas Túnel Kingsmill y Superficie, Mina Morococha”
Moller, Stuart, November 26, 2003, “Exploration Potential at Morococha”
O’Hara, T.A., 1982, “Analysis of Risk in Mining Projects,” CIM Bulletin, Vol. 75, No. 843, July, pp. 84-90.
Pan American Silver Corporation, February 2005, “Sample procedures, Quality Assurance and Quality Control (QA/QC) for Sampling+
Pan American Silver Corporation, March 21, 2007, “Annual Information Form for the Year Ended December 31, 2006”

43-101 (PanAm)	Morococha Mine	80

Pan American Silver Corporation, February 2005, “Sample procedures, Quality Assurance and Quality Control (QA/QC) for Sampling”
Puga, José Pacora, November 28, 2003, “Informe Monitoreo Agua Morococha”
Rodrigo, Elías & Medrano, December 20, 2006, Setter report addressed to Michael Steinmann regarding the provision of legal opinion regarding certain mining properties (including superficial areas) currently held by Argentum
SVS Ingenieros S.A. & SRK Consulting Engineers , December 2003, “Closure Liability Assessment of the Morococha Project”
Tiley, Peter, P.Eng, November 26, 2003, Memorandum — “Hoisting System and Compressors”

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24.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES
The Morococha operation has grown through the years with the acquisition of various properties, either purchased or leased. Between 1988 and 1998, the mine operated as Minera Yauli, producing from only two areas — Manuelita and Codiciada Baja. In 1999, Compañía Minera Corona was established by merging Minera Yauli with Compañía Minera Santa Rita S.A., which added production in the San Florencio and Yacumina areas. Subsequently, the company again increased the number of producing areas with the inclusion of Sulfurosa, Codiciada Alta, and Alapampa, although many of the veins in these areas require further exploration and reserve definition.
24.1 Mining Operations
Underground mining operations consist primarily of typical overhand cut and fill, shrinkage, and mechanized room and pillar methods using classified tailings or waste rock for backfill where needed (see figure 9). Holes are drilled in the mining face using jacklegs or jumbo drills (in Codiciada) which are loaded with explosives and blasted between shifts twice per day. Slushers are used in the cut and fill and shrink stopes and scooptrams are used in the room and pillar stopes and some of the wider cut and fill stopes to transport the broken rock to chutes that report to levels with track haulage. Locomotives transport the ore from the chutes to one of three shafts for hoisting. Highway dump trucks then haul the ore from shaft coarse ore bins to mill stock piles. In addition to the three main shafts, some ore is also transported from certain sectors of the mine to stockpiles using LHD’s (scoop trams). The mine operates two eight hour shifts per day, six days a week.
The Yauli (also referred to as the Manuelita), Maria and Central production shafts provide access down to the Kingsmill drainage tunnel level at elevation 4,020m. The Central shaft is located approximately 1,500m west of the Maria Shaft and 2,500m west of the Yauli shaft. The Maria and Central shafts, which were part of the Centromin Morococha acquisition, are equipped with above-ground head frames, hoists and ore bins. The Maria Shaft has a single split drum hoist with two 2.0-tonne skips (the mine plan includes capital to replace the hoist in 2008 as the current unit is not certified for man transport). The Central Shaft is larger with two split drum hoists. One hoist is fitted with two 3.5-tonne production skips and the other is used for men and materials. The Yauli shaft (which was used by Corona prior to the PAS Morochoca acquisition) is equipped with two 2.6-tonne skips and its collar is located beneath the surface. Ore from the Yauli shaft feeds into chutes from which it is then transported by a small locomotive to an adjacent subsurface truck loading facility. The three shafts have a combined capacity to support production schedules in excess of 700,000 tonnes per year.
In addition to the existing shafts, the operation is in the process of developing a decline from east to west across the northern portion of the property, extending from a portal in the area of the Sierra Nevada vein past Manto Italia and on down to the Kingsmill tunnel level. This decline will provide additional haulage capacity as it will be the primary haulage access from Codicida and later from San Antonio and Yacumina in the western part of the property. These zones combined contain some 62% of the proven and probable mineral reserves tonnage and 71% of the mineral reserves and mineral resources used in the life of mine plan. The ore from these zones will be transported to surface via a conveyor belt and then hauled to the mill in dump trucks.

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In order to determine the life of the Morococha operation, a long range mine plan and development program has been completed. This plan is based on the current production rate of 661,000 tonnes of ore per annum in its early years, increasing to a maximum of 705,000 tonnes per annum as the development underway in the north and west zones of the mine are advanced. The capital and operating costs used to develop the mine plan are discussed in Section 24.7. Production is scheduled to come from all areas of the operation at different levels through 2017, with the mineral reserves in the Sulfurosa, Yacumina and San Antonio zones being exhausted by the end of 2014. The long range mine plan was completed with economic cut off logic based on the same prices used for the calculation of the proven and probable mineral reserves presented in this report (see Section 19.2.1).
The mine typically adds new, previously unidentified mineral reserves each year simply as a consequence of development and mining within the veins and structures. Because of the history, some measured and indicated mineral resources were included in the life of mine plan (“LOM”) to more closely reflect this. In total, the plan includes 6.4 million tonnes of proven and probable mineral reserves and 0.8 million tonnes of measured and indicated mineral resources. Preference was given to first mining proven and probable mineral reserves and then measured and indicated mineral resources. There are no inferred mineral resources included in the plan. The earliest years of the mine plan can be considered as having a higher degree of certainty with more detail planning applied through 2013. The amounts of mineral reserves and mineral resources in the mine plan through 2013 are as shown in the table below:

	2008	2009	2010	2011	2012	2013	Total
Reserves	99%	95%	94%	88%	81%	65%	87%
Resources	1%	5%	6%	12%	19%	35%	13%
Mine development is forecast to total 18,469 metres in 2007 and is planned to be 20,015 metres in 2008. Development will remain at those levels through 2013 and decline later as mining becomes more focused in the wider mantos and ore bodies of the Codiciada zone where less development is required per tonne of ore.
Planned production from the various zones in the Morococha deposit is discussed in the following subsections.
24.1.1 Manuelita Zone
Located in the east part of the mine and serviced by the Manuelita shaft, proven and probable mineral reserves estimated for this zone are 1.28 million tonnes at 168 g/t silver and 3.2% zinc. Production is entirely from overhand cut and fill mining in narrow veins with access and haulage via tracked drifts. Classified mill tailings are slurried and piped to stopes as hydraulic backfill. Manuelita is forecast to produce 145,000 tonnes in 2007 and a similar amount in 2008. Production is forecast to continue at between 120,000 and 145,000 tonnes per annum throughout the term of the LOM, with the current reserves being depleted in 2016. Development of the known extensions of the veins below the Kingsmill drainage tunnel has not been included in the mine plan but is an option that will be considered in the future subsequent to the acquisition of additional diamond drill data.

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24.1.2 Sulfurosa Zone
Located next to the Manuelita zone and serviced by the Maria shaft, proven and probable mineral reserves in this zone total 509,000 tonnes grading 188 g/t silver, 1.2% copper, 1.0% lead and 2.9% zinc. Production is forecast at 100,000 to 110,000 tonnes per annum in the LOM plan until 2014 when the current mineral reserves will be depleted.
24.1.3 Codiciada Zone
Located to the north of the Peruvian Central Highway that runs through the Morococha property, the Codiciada zone contains proven and probable mineral reserves totaling 3.8 million tonnes grading 141 g/t silver and 4.1% zinc. The zone was not subject to extensive mining previously and is considered by the mine geology staff to be a very prospective area for the discovery and delineation of additional mineral reserves and resources. In addition to the proven and probable mineral reserves, the life of mine plan contains an additional 0.25 million tonnes of measured and indicated mineral resources at similar grades. The higher zinc grades and lower silver grades are characteristic of the more massive Manto Italia which is mined by room and pillar methods using mechanized equipment that includes a face drill jumbo and scooptrams. Production from this area is currently limited to 280,000 tonnes per annum, but production capacity will be increased significantly when the decline that is being developed arrives at Manto Italia in 2008. Other significant ore bodies in the Codiciada area include Rosita, Potosi and Manto Sierra Nevada.
24.1.4 San Antonio Zone
Located in the northern portion of the Morococha property, the San Antonio zone contains proven and probable mineral reserves of 105,000 tonnes grading 127 g/t silver and 4.8% zinc. Production in the LOM plan is expected to continue at the current rate of 5,000 tonnes per month. This zone is currently being developed and explored and accordingly, the plan includes 328,000 tonnes of measured and indicated mineral resources that to date have not been converted to proven and probable mineral reserves because of the lack of development. Consideration will be given to upgrading these mineral resources to mineral reserves in for future disclosures.
24.1.5 Yacumina Zone
The western portion of the property contains the Yacumina and the San Florencio zones. The Yacumina zone contains proven and probable mineral reserves of 392,000 tonnes grading 213 g/t silver and 4.7% zinc. This zone contains some of the highest value per tonne ore on the property in veins and mantos such as Veta Buenaventura and Manto Galera but at the same time has the highest mining costs due to the long haulage distances, cut and fill mining method and dewatering of the 7 level. The 7 level is 4509 metres above sea level (“masl”). Access to the Yacumina zone is via the Vulcano tunnel or from surface on the 2 level (4727 masl) and 4 level (4639 masl), although transit distances are long in both cases. Development of the 7 level is currently being hampered by dewatering and poor ground conditions which are made worse by the ground water inflows. The development plan for the western portion of the property includes development of a new track haulage drift down the west side of the property starting from the Codiciada zone on the 400 level will solve the dewatering problems and provide a much more efficient haulage route. Later in the mine life, this will be followed by a tunnel down the west side of the property on the 1700 level and an internal shaft between the 1700 and 400 levels.

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Note that because the Morococha mine is now an amalgamation of several smaller mines, the level numbering system in the different zones is different and to date has not been rationalized. Where important the nominal elevation of the level above sea level has been provided. For the western portion of the property it is important to note that the larger veins have been largely mined down to the 6 level (4545 masl). PAS is developing the 7 level (4509 masl) Buenaventura vein using an internal inclined shaft. The new 400 level development (4375 masl) will come in approximately 115 meters below the 7 level in the Buenaventura vein when allowing for development gradient for the purposes of drainage. The 1700 level (4025 masl) will develop a further 350 vertical metres of the vein assuming that exploration drilling confirms its continuation to that depth. There are other large vein systems in the western portion of the property that will be opened for mining with this new development including the high zinc grade veta Cuña.
The Veta Buenaventura on the PAS property has been nearly mined out from 6 level to surface. An inclined shaft with a winch for hoisting ore has been developed from the 6 level down to the 7 level, and development of the 7 level is in progress. Ore off of 7 level will be trammed at the rate of 5,500 tonnes per month to surface in trains on the 6 level via the Vulcano tunnel which daylights just to the west of the mill.
24.1.6 Potential Impact of the Proposed Toromocho Development on the Mine Plan
The LOM plan has been developed based on the assumption that the adjacent Toromocho property is not developed during the same period as certain mining operations planned to take place at Morococha. The development of the Toromocho open pit would have the following impacts on the mine plan:
•
The pit would encompass or impact large parts of the current PAS surface facilities and infrastructure, including the Amistad processing plant, surface offices, the Central Shaft, compressor house, the 6 level portal that currently provieds access to the Yacumina zone and the town of Morococha.

•
The previously mentioned surface facilities and infrastructure, processing plant, surface offices and compressor house would all need to be replaced. PAS would need to either refurbish the Sacracancha surface facilities (including the Saracancha processing plant) in the Alpamina area, or acquire from Centromin the necessary surface rights to build new facilities at a location of Centromin’s choice away from the impact area of the pit. This choice would be dependent on metal prices and required production rate.

•	The ore currently hoisted via the Central shaft would in the future be brought to surface via the conveyor and new decline being constructed in the Codiciada area in the northern part of the property.

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•	As the upper portion of the Maria shaft would be too close to the final pit wall, the hoist would need to be relocated underground and an existing adit utilized for tramming the ore to surface.

•
Development of new tunnels across the Toromocho property on the 400 and 1000 levels to access the deeper portions of the Yacumina and San Antonio zones has been stopped for 3 years. PAS has started underground access development around the outside limits of the Toromocho property on the 400 level to replace the existing 400 level development across Toromocho. This development will also eliminate the need for access via the current 6 level portal. If future diamond drilling confirms the continuation of the mineralization in the Yacumina and San Antonio area veins to depth then PAS can develop to these areas on the 1700 level as a replacemet for the existing 1000 level development access across Toromocho. The possible increase in mineral reserves from this deeper potential ore has not been considered in the LOM plan presented in Section 24.10 of this Technical Report.

•
As part of an agreement made with previous owners of the mine, if the option agreement for the Toromocho property is exercised then the owners of the Toromocho property are obliged to provide PAS with either $8 million, or the mining rights to the portion of the Veta Buenaventura in the Yacumina zone that is on the Toromocho property. In keeping with the assumptions, neither of these benefits have been considered in the LOM plan.

The co-authors consider that the development and operation of the Toromocho open pit during the expected life of the Toromocho underground operation described in this Technical Report would present operational challenges to PAS. The LOM plan could be re-worked to increase production from Codiciada earlier in order to minimize any production delays. The capital requirements to refurbish the Sacracancha plant or to build new facilities net of compensation from the Toromocho development presently are not know to any normal degree of accuracy.
24.2 Recoverability
Since the completion of the initial Morococha Operations NI 43-101 Technical Report in February 2004, PAS closed the Sacracancha mill and shifted all processing of ore from the various mines that comprise the Morococha operations to the 2,000 tonne/day capacity Amistad mill and concentrating plant. The Amistad plant processes ore by selective flotation methods. Ore from the individual mines in the Manuelita, Codiciada, Sierra Nevada, Buenaventura, Sulfurosa, San Antonio and Alapampa areas is transported to the Amistad mill yard, placed in separate piles, and sampled to determine the metal grades for blending purposes. Figure 8 is the processing plant flowsheet for the Amistad concentration plant.

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24.2.1 Crushing
Ore is loaded into a 600-tonne capacity coarse ore bin after passing through an 8” screen. Ore from the bin is then fed to the crushing circuit by two 24” x 18” reciprocating feeders onto separate conveyors (1A and 1B) which both discharge onto conveyor F2. This conveyor discharges onto a 4’ x 8’ vibrating screen with 3” openings. Screen oversize is passed through a FIMA 24” x 36” primary crusher. Screen undersize material is combined with the primary crusher discharge and transported by conveyor F3 to a 5’ x 16’ “Allis Chalmers” single-deck screen with 1” openings. Screen oversize is fed by conveyor F4 to a Symons Short Head 5.5” secondary crusher set to produce an 11mm product. Discharge from the secondary crusher is transported by three in-line conveyors (F5, F6, and F7) that send the ore through a 5’ x 10’ screen with 3/4” openings. Oversize from this screen is conveyed back to the 5.5-inch Symons secondary crusher, closing the secondary crushing circuit. Screen undersize is transferred by conveyor F8 onto conveyor F9, which also collects screen undersize and transports the minus-3/4”.crushed ore product to a succession of in-line conveyors (F10, F11, F12, and F13) to one of three fine ore bins that have a total capacity of 1,200 tonnes.
24.2.2 Grinding and Classification
Ore is fed from the fine ore bins to a 3-stage grinding circuit that produces a 65%-200 mesh feed for the flotation circuit. The primary grinding stage consists of a 9’ x 12’ 500 HP ball mill in open circuit with two D20 cyclones (a third cyclone is available on standby). Underflow from these cyclones is fed to two secondary 8’ x 6’ 250HP ball mills in closed circuit with the D15 cyclones. Overflow from the cyclones (50% -200 mesh) feeds by gravity into two in-line WS-240 flotation cells that recover coarse lead particles. Overflow from these cells is fed to a bulk cleaning circuit, while underflow is sent through a bank of four D15 cyclones. Overflow from these cyclones feeds the bulk rougher flotation circuit and underflow feeds a 8’ x 6’ 300HP regrind ball mill in closed circuit with the cyclones.
24.2.3 Flotation
Bulk Flotation Circuit
All feed from the grinding circuit passes through an initial flotation section of the Amistad mill to make a bulk concentrate. Ore from the grinding circuit is fed first to an Outokumpu OK-10 rougher cell (rougher circuit No.1). Overflow (froth) from this cell feeds the third bulk cleaning circuit, while underflow passes into a second OK-10 rougher cell. Overflow from this cell transfers to the second bulk cleaning circuit, and underflow is fed to an OK-10 scavenger cell (scavenger circuit No.1). The tailings from the OK-10 scavenger cell are then fed scavenger circuit No. 2, which consists of twelve Alistair No. 48 cells that in turn feed scavenger circuit No. 3, consisting of eight Agitair No. 120 cells. The concentrates from scavenger circuits No.1 and No. 2 feed back into the first OK-10 rougher cell (rougher circuit No.1). Froth from scavenger circuit No.3 feeds to scavenger circuit No.1. Underflow from scavenger circuit No.3 are the bulk concentrate tails, which constitute part of the head feed for the zinc flotation circuit.
Rougher froth is subject to 5 cleaning stages within a bank of 18 Agitair No. 48 cells (first through fifth stages — 6/4/4/2/2 cells, respectively). Overflow (froth) from the fifth cleaning stage constitutes the bulk concentrate feed to the separation circuit for production of lead and copper concentrates. The tailings from the first cleaning stage are returned to the first OK-10 1 rougher cell.

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Lead — Copper Concentrate Separation Circuit
The bulk concentrate is separated into lead and copper concentrates beginning with a two-stage conditioning process. In the first stage, activated carbon is added to eliminate residues of the collectors used in the previous stages. This is followed by the addition of RCS, a combination of sodium dichromate (a lead sulfate depressant), CMC (which depresses zinc and insolubles), and monosodium phosphate (to depress the lead). The conditioned concentrate then feeds a bank of six Denver Sub A100 cells; 3 rougher flotation cells and 3 scavenger flotation cells. The scavenger tailings constitute the lead concentrate (approximately 50% lead content) are pumped to the lead thickener.
The copper rougher froth is cleaned in a 5-stage circuit that includes two Denver Sub A100 cells and four Denver Sub A50 cells to produce a copper concentrate. This concentrate (which contains approximately 15% lead) is gravity-fed into an inverse flotation circuit to depress the copper sulfides with sodium cyanide (NaCN) and float the lead. The inverse circuit includes eight Denver Sub A24 cells; two rougher flotation cells, three scavenger flotation cells, and three cells that constitute a two-stage cleaning circuit. The underflow (tailings) from this cleaning stage are the copper concentrate, (containing approximately 25% copper), which are then pumped into the copper thickener. The froth from the last cleaning stage is a secondary lead concentrate (approximately 50% lead) that is then combined with the other lead concentrate in the lead thickener.
Zinc Flotation Circuit
The head feed material for the zinc flotation circuit consists of the flotation froth from the lead-copper separation circuit and the bulk concentrate flotation tailings (underflow from scavenger circuit No.3). The zinc flotation feed is treated in two 10’x10’ conditioners by adding lime to the first conditioner to depress the iron sulfides and then by adding copper sulfate to the overflow into the second conditioner to activate the zinc. The overflow from the second conditioner feeds into two Celda WS-340 cells. The froth from these cells flows directly to the zinc thickener as zinc concentrate. The tailings from these cells are fed into the rougher circuit that includes Celda OK-20, RCS-30, and OK-10 cells. The froth from these rougher cells is fed into a cleaning circuit that includes 12 Denver Sub A100 cells. The material from the last cleaning cell is gravity-fed into the zinc concentrate thickener and the tailings from that cleaning cell are pumped back to the OK-20 rougher cell that closes the circuit. The rougher circuit tailings are fed into RCS-10 and OK-8 cells and finally into two banks of three OK-8 scavenger cells (in line). The tailings from the OK-8 scavenger cells are pumped to the Huascacocha tailings dam.
24.2.4 Thickening and Filtration
A 30’ x 10’ Dorr thickener is used to separate much of the water from the copper concentrates. Lead concentrates are dewatered in a 40’ x 10’ Dorr thickener, while the zinc concentrates are dewatered in a 50’ x 10’ thickener. Because the thickened concentrates all contain approximately 58% solids by weight, each concentrate is dewatered further in separate filters. The copper and lead concentrates are sent to separate 8’ x 12’ drum filters which reduce the overall concentrate moisture contents to 10% and 11%, respectively. Zinc concentrates are fed into a larger 12’ x 12’ filter that reduces concentrate moisture to 12%. Water recovered from the thickener overflows is mixed with the water from the drum filters and collected in the decantation pond to recover fines. Once filtered, the copper concentrate is sent to the Doe Run smelter facility in La Oroya and the lead and zinc concentrates are sent to a warehouse at the port of Callao near Lima.

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24.2.5 Tailings Disposal
The tailings from the Amistad concentrator collected in a distributor box attached to two horizontal 10” x 8” (SRL-C) Denver pumps, one of which serves as a standby. The tailings are then pumped to a D-20 cyclone, and the overflow (96% minus-200mesh) is pumped via an 8” HDPE tailings line to the Huascacocha dam. Underwater disposal (2 metres beneath the water surface) is used in order to prevent the tailings from coming in contact with oxygen and forming acid water. Underflow from the D-20 tailings cyclone (±27% minus-200 mesh) is stored in an 8’ x 8’ tank and then pumped by two 8” x 6” in-line pumps to Codiciada where it is used for hydraulic backfill.
24.2.6 Water Supply and Consumption
The water supply for the Amistad concentrator plant is taken from two sources. Approximately 60% of the required process water is gravity-fed from Huacracocha Lake, with the remaining 40% gravity-fed from the Vulcano mine portal to the flotation section of the plant and pumped into the water storage tank. Process water from the storage tank is gravity-fed to the grinding and flotation sections of the plant, as well as to other areas.
24.3 Markets
For the last three years, prices for the metals that the Morococha operation produces have been robust after several years of prolonged weakness. Factors contributing to the recovery in metal prices include demand resulting from strong industrial growth in China and India, weakness in the US dollar, and supply concerns related to under-investment in new production capacity. PAS anticipates that these factors will continue to support metal prices in the future and that the long-term fundamentals for metal prices are positive.
The principal products from the Morococha operation are silver rich, copper, lead, and zinc concentrates. All of these concentrates are sold under arm’s length contracts to metals trading companies or integrated mining and smelting companies. Under the terms of all of its sales contracts, the Morococha operation receives payment for an agreed percentage of the silver, copper, lead, or zinc contained in the concentrate, after deductions for smelting and refining costs.

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In 2006, the revenues per type of concentrate produced at the Morococha Mine were as follows:
Table 24-1: Concentrate Revenues 2006

	Revenue		Average Sales Price
2006	($ Million)	Tonnes Sold	($/Tonne)
Copper Concentrate	32.3	7,209	4,481
Lead Concentrate	14.9	12,955	1,150
Zinc Concentrate	38.1	41,968	908
24.3.1 Trading of Peruvian Copper, Lead, and Zinc Concentrates
Sales of copper, lead, and zinc concentrates by large and medium size mining companies in Peru are done through tenders to international traders and refineries. Currently, part of the production is sold locally to the Doe Run Peru and Cajamarquilla refineries and the balance is exported. Most mining companies sell directly to traders, mainly Glencore, Trafigura, BHL, Pechiney, and Transamine, but in lesser amounts to Hochschild Partners, Marc Rich, Euromin, Mintrade, LN Metals, and Samsung, among others, with less participation. Foreign refineries that buy directly from producers are mainly UMICORE (Belgium) and Paraibuna (Brazil). PAS, through its Morococha, Huaron and Quiruvilca operations, already has developed business relationships with traders and refiners, and these relationships will play a key role in future concentrate transactions.
24.3.2 Weighing, Sampling and Moisture Determination
Currently, weighing, sampling, and moisture determinations are made at the time of shipment of concentrate lots. PAS and the Buyer nominate a Supervisor company that represents both parties and takes 250WMT to 500 WMT lot samples at the time of loading the concentrates into the trucks. The Supervisor company provides the moisture content and use the scale at ENAPU (Peruvian Port Authority). The samples obtained at the time of shipment are distributed to PAS and the Buyer, the individual parties assay the samples and at an agreed date, assays are exchanged for payable metals and impurities. If the differences in assays exchanged are between contractual split limits the average of the assays is considered final. In the event that the results are outside of the agreed limits, final assays are determined by an independent umpire Laboratory.
24.4 Contracts
To date, PAS has been able to secure contracts for the sale of the Morococha concentrates. Table 24-2 shows a list of the existing sales contracts.

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Table 24-2: List of Existing Sale Contracts

Contract Sales for Morococha Mine 2008-09
			Contract
		Sales	Duration
	Client	(Tonnes Per Year)	(Year)
Copper Concentrate	Doe Run Peru S.A.C	6,500 to 7,200	2008
	Consorcio Minero Cormin S.A.	400	2008
Lead Concentrate	Doe Run Peru S.A.C	6,000 (±10%)	2008 - 2009
	Consorcio Minero Cormin S.A.	3,000 (±15%)	2008 - 2009
	BHL Resources Ltd.	5,000 (±20%)	2008 - 2009
Zinc Concentrate	Glencore International AG	8,600 (±10%)	2008
	Glencore International AG	15,400 (±10%)	2009
	Glencore International AG	8,400	2008
	Glencore International AG	13,400	2009
	BHL Resources Ltd.	8,500 (±20%)	2008
	BHL Resources Ltd.	11,000 (±20%)	2009
	Votorantim Metais Cajamarquilla S.A.	10,000 (±20%)	2008
	Votorantim Metais Cajamarquilla S.A.	15,000 (±20%)	2009
PAS has retained the plus or minus tonnage options shown in the Sales column.
The terms of smelting contracts are confidential as specified within each contract. However, the co-authors of this Technical Report have reviewed these terms and compared them with similar contracts signed at the other PAS operations. The authors consider these contracts to be within industry norms.
Some of the mining, mine construction projects and hauling of concentrates are done by third party contactors, as is a normal practice in Peru. The markets for mining and hauling contactors in Peru are extremely well-established and they historically have been and continue to be very competitive. The co-authors of this Technical Report have reviewed these contracts and considered the mining and hauling contracts that pertain to the Morococha operation to be within industry standards.
The mine has a contract for the supply of electrical power with Sociedad Minera Corona that extends until August 31, 2011. The current cost of electrical power to PAS is US$0.0503 per kilowatt hour, the contract allows for periodic rate adjustments based on a formula that is established in the contract.
24.5 Environmental Considerations
24.5.1 General
The mine area is located between 4,500 and 4,900 metres above sea level. At this altitude, vegetation is sparse and wildlife is limited to birds, small mammals, reptiles, and amphibians. Human use of the area is almost exclusively for mining and exploration activities, except for occasional grazing of sheep. Soil development is generally poor, and is limited to a thin (10-20 cm) layer of sandy loam with low organic content. The area has been significantly impacted by historic mining activities.

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The landforms of the area have been created by the glacial activity with U-shaped valleys, hanging valleys and tarns (glacial lakes). These landforms create locally isolated surface water basins and locally steep valley walls. Several drainages are tributary to the Rio Yauli, which in turn is tributary to the Rio Mantaro. The Kingsmill area drainage tunnel discharges between 1.5 to 1.8 m3/s of water into the Rio Yauli and has been determined to be a significant source of pollution according to studies done in the late 1990’s.
24.5.2 External Review
As part of its due diligence effort for the purchase of the Morococha mining concessions, PAS retained outside consultants who have intimate knowledge of the area and the site conditions and who also understand the legal climate for environmental legislation in Peru. At the forefront of the review was Dr. Carlos Soldi of SVS Ingenieros in Lima, Peru. Dr. Soldi retained the services of SRK Consulting of Reno, Nevada to assist with developing closure strategies from an international perspective, and also to assist with the development of a cost estimate for the closure plan.
The first phase of the environmental technical due diligence was to gain an understanding of the existing legal agreements for the project and to determine the distribution of the pre-existing liabilities to the various owners, operators, and other interests in the Morococha district. The second phase was an assessment of the potential closure and post-closure liabilities at the Morococha site, based on the potential risks to the local environment. Some of the local environmental conditions serve to minimize impacts to critical resources given the harsh conditions, elevation, limited human activity apart from mining and exploration, and the conditions of the natural mineralized outcrops that exist in the area.
24.5.3 Kingsmill Drainage Tunnel Discharge
The single largest environmental liability defined by the PAS due diligence is the Corona & Natividad share of the proposed Kingsmill tunnel water treatment plant. This share was defined by a study completed in 1997 by Water Management Consultants (“WMC”), which determined the following liability distributions:

•	Centromin Peru	72.2%
•	Soc. Minera Corona (Sta. Rita & Yauli)	12.3%
•	Soc. Minera Puquiococha	8.5%
•	Soc. Minera Austria Duvaz	4.9%
•	Minera Centrominas	2.1%

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The capital and operating costs for the water treatment facility are directly proportional to both constituent load and flow determined in the 1997 study. The distribution of responsibility stated in the 1997 study has been accepted by all involved parties. PAS’s share of the responsibility for treatment of the baseline flows, 12.3%, was included in the terms of its purchase of the applicable mining concessions. As the Natividad purchase contract establishes that the purchaser is responsible for incremental flows in those concessions, subsequent studies in 2004 by WMC were carried out to further characterize the baseline flow conditions in order to establish benchmarks for the determination of responsibility for potential future increases. The results of this study estimated that 38.46% of the baseline flows were derived from Natividad and Corona concessions; however they have been challenged by PAS and have not been accepted. The scope of the study and the resulting recommendations exceeded the terms of the study and presented conclusions that conflicted with previous conclusions and the terms of PAS’s purchase of the applicable concessions. PAS has included the estimated costs for 12.3% of the construction and operations of the water treatment facility in its closure and reclamation estimates.
Because of the current uncertainty with respect to eventual liability for the Kingsmill tunnel discharge, as part of its due diligence, PAS conducted its own sampling and flow measurements in the Kingsmill Tunnel and several surface water locations. The results of the PAS study, combined with data received from Corona, indicate no material change to the flow rate of the discharge. However, the sampling indicates that the quality of the water discharging from the tunnel has actually improved. A comprehensive hydrogeological study would be required to determine the exact cause of the water quality improvement, but it is believed to be a result of recent mitigation programs completed by Centromin on a large tailings facility situated directly above the Kingsmill tunnel. Although this could significantly reduce the original capital and operating cost projections for the water treatment plant, PAS has elected to plan for the original cost projections developed in the 1997 study.
In order to assess the possible impacts on water quality discharged from the Kingsmill tunnel from increased mine production, PAS retained the services of an experienced independent hydrogeologist (David Evans and Todd Hamilton of HCI Itasca) who is familiar with the Kingsmill tunnel. The results indicate that future mining may increase flow rates by 10% to 15%, and these increased flow rates were included in the PAS economic model. The study also identified opportunities to improve treatment costs through the sealing off of old mining areas and segregating flow sources.
During 2006, Peru Copper Inc. (“Peru Copper”), a company investigating the development of the nearby Toromocho copper project, placed $US 15 million in a trust account to pay for the design and construction of the proposed water treatment and associated sludge storage facility for the flows from the Kingsmill tunnel. Peru Copper has contracted AMEC, an international mining consulting firm, to carry out the detailed design and environmental studies for the proposed treatment plant and sludge storage facility. The detailed design was completed in 2007 with the capital cost estimated at $24 million. Peru Copper has not requested that PAS or any of the other mining entities contributing to the Kingsmill drainage flows contribute their share of the cost for the design and construction of the treatment plant. The terms of Peru Copper’s contract for the purchase of the Toromocho Project require it to fund the total cost of the construction of the plant, as Peru Copper needs to secure future access to the water flows from the Kingsmill Tunnel for the development of the Toromocho project. There is a small likelihood the PAS may be asked to fund its share of the design, construction, and operation of the facility. PAS has included this potential outcome in its future reclamation and closure costs for Morococha.

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24.5.4 Huascacocha Tailings Facility
The Peruvian government has a conceptual plan to increase water supply to the city of Lima by diverting the flow from the Kingsmill Tunnel drainage and regional surface water to the Rio Rimac in order to feed the Lima groundwater aquifer. This could be a competing interest for the flow from the Kingsmill to that of Peru Copper. The potential impact to PAS is related to the long-term use of the Huascacocha tailings area for tailings storage, as the discharge from this facility could also be included in the water diverted to Lima. PAS has been requested by the Directorate of Environmental Health of the Ministry of Health (“DIGESA”), at a very preliminary level, to identify other potential areas for tailings storage and identify the potential pros and cons for such alternatives.
The Huascacocha Lake, which is adjacent to the Morococha mining operations, has been used for tailings disposal since 1960. Initial deposition created a beach of tails which eventually raised environmental concerns related to dust and acid generation. Water Management Consultants (WMC) completed a study in 2001 to determine what may be required to mitigate the historical tails. The WMC design includes raising the dike to submerge a large portion of tails and covering the remaining beach tails with top soil. Vector Engineering has confirmed that the facility has an additional capacity for 15 million tonnes of tailings with the raising of the dike. This dike raise was completed in 2007. The share of responsibility for the mitigation has been distributed as follows:

•	Centromin Peru	67.15%
•	Soc. Minera Corona (Sta, Rita and Yauli)	21.01%
•	Soc. Minera Austria Duvaz	11.84%
During late 2006 and early 2007 the raising of the dam and construction of the overflow spillway was completed under the supervision of Centromin. PAS has reviewed the construction achieved and the design criteria. PAS also retained Vector Engineering to review the construction details and as-built conditions. As of the date of this Technical Report, it is anticipated that some expansion of the dam stabilization berm and installation of instrumentation will be required to assure the achievement of all design objectives.
24.5.5 Environmental Improvement and Management Program (PAMA)
This program was instituted by the General Directorate for Environmental Affairs (“DGAA”) of the Ministry of Energy and Mines of Peru. The objective of the program was to have all mines operating in 2006 conduct an inventory of all negative environmental impacts associated with their operations and to develop a program to minimize and mitigate these impacts. The program required an estimate of the anticipated investments and a schedule for the completion of the works and investment. The PAMA’s for the Morococha mining district were divided between the three concessions — Morococha, Anticona and Manuelita. A total of 23 projects were identified, with a number of them being joint responsibilities, such as the Huascacocha tailings facility and Kingsmill drainage tunnel discharge. Of these 23 projects, nine remained the responsibility of Centromin, the state agency responsible for the privatization of the concessions and the remaining 14 became the responsibility of Anticona (PAS) and Manuelita (PAS). Only the Kingsmill Drainage tunnel discharge project remains to be competed (see discussion in Section 24.5.3).

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24.5.6 Closure and Reclamation Plan
PAS submitted a closure and reclamation plan to the DGAA in August 2007 in conformance with the specifications defined by the directorate. The closure plan included a cost estimate for the reclamation of all environmental liabilities and removal and disposal of all surface infrastructure. The closure plan recently has been reviewed by the DGAA and PAS has responded to all comments, most of which were administrative in nature. As of the date of this Technical Report, PAS is awating further response from the DGAA.
PAS has accounted for the mitigation of these liabilities and has made an estimate of future mining impact mitigation costs in the financial model discussed in Section 24.5.8. An inspection and review of the environmental liabilities and closure and reclamation cost estimates was conducted in 2007 by PAS’s financial auditors with only minor proposed changes. The total undiscounted closure cost estimate for the Morococha operations is estimated to be USD $11.96 million.
24.5.7 Environmental Monitoring
PAS’s environmental monitoring program was approved as part of its PAMA. The monitoring program involves a network of seven monitoring points:
•	3 effluent monitoring points;

•	2 receiving water monitoring points; and

•	2 water supply monitoring points.
The compliance point for all liquid effluents from the Morococha operations is the overflow spillway discharge from the Huascacocha tailings facility. The average annual discharge from the impoundment following the completion of the dike raise in 2007 has been 520 l/s, with all water quality indicators being within permissible levels.
24.6 Taxes
The following subsections summarize current Peruvian fiscal rates and legislation.
24.6.1 Fiscal Depreciation Rates
The following is a summary of the annual depreciation rates for various types of assets:
•	Exploration, mine development, mine rehabilitation: 100%

•	Mine equipment: 20%

•	Vehicles: 20%

•	Computers: 25%

•	Buildings and other infrastructure: 3%

•	Other: 10%

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24.6.2 Income Tax and Workers’ Participation
The corporate tax rate on taxable income in Peru is 30%. The workers’ participation rate is 8%. Because workers’ participation is deductible from taxable income, the effective income tax / worker’s participation rate is 35.6%.
24.6.3 Value Added Taxes
The value added tax (“VAT”) rate in Peru is 19%. VAT is paid on all goods and services except for direct labour costs. Indirect labour costs (i.e. contractors and sub-contractors) are subject to VAT. The VAT is recovered through domestic sales, where a 19% VAT rate is applied to all domestic sales and in turn is applied against the VAT receivables. Companies cannot recover more VAT in any period than the amount accounted for as receivables.
24.6.4 Mining Royalties
Mining royalties are charged by the government of Peru on rmining revenues net of refining, smelting, transportation, and general selling charges. Mining royalties are income tax deductible, and based on the following sliding scale:
•	1% on the first $60 million of net revenues;

•	2% on net revenues from $60 million to $120 million; and

•	3% on net revenues above $120 million.
24.6.5 Voluntary Contributions
Voluntary contributions are paid into separate local and regional mine funds. The contribution calculations are based on after tax net income. The following are the rates on the two funds:
•	Local mining fund: 2% of after tax net income excluding mining royalties

•	Regional mining fund: 1% of after tax net income.
24.7 Capital and Operating Costs
24.7.1 Capital Costs
Table 24-3 is a summary of the capital expenditures, by operating area, forecast in the LOM plan. Highlights of the 2008 capital budget consist of:
•	$2.6M for development and rehabilitation of mine workings

•	$2.0M for the purchase of newly integrated mine equipment

•	$2.0M for exploration and definition drilling

•	$1.0M for replacing / repairing old equipment

•	$0.8M on camp improvements / modifications

•	$0.8M for underground ventilation upgrades

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Table 24-3: Life of Mine Projected Capital Expenditures

Capital Costs	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Geology	$1,950	$1,700	$1,475	$850	$650	$650	$650	$650	$650	$650
Mine	$7,230	$10,113	$10,417	$8,047	$7,765	$5,495	$5,000	$4,000	$2,000	$500
Plant	$898	$130	$250	$250	$250	$250	$250	$250	$250	$250
Maintenance + Power	$1,971	$425	$371	$375	$210	$210	$210	$210	$210	$50
Safety + Environment	$70	$694	$0	$0	$0	$0	$0	$0	$0	$0
Other	$2,034	$360	$360	$360	$260	$260	$260	$260	$260	$50

Total	$14,153	$13,422	$12,873	$9,882	$9,135	$6,865	$6,370	$5,370	$3,370	$1,500

24.7.2 Operating Costs
Operating costs as captured by the Morococha accounting department for the year-to-date as of the end of October 2007 are shown in Table 24-4. These actual costs serve as the basis for the operating cost estimates used in the LOM plan. Table 24-5 expresses these costs on a per tonne unit basis.
Table 24-4: Operating Cost Estimate for the Life of Mine Plan

Costs	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Mine	$24,315	$19,621	$20,221	$20,123	$20,436	$20,434	$20,536	$19,210	$16,621	$16,490	$6,457

Processing	$3,019	$3,151	$3,191	$3,185	$3,205	$3,206	$3,212	$3,214	$3,214	$3,214	$1,163
Planning & Engineering	$628	$686	$686	$686	$686	$686	$686	$686	$686	$686	$253

Geology	$777	$863	$870	$869	$873	$873	$874	$874	$874	$874	$319
Safety & Environ	$735	$937	$941	$941	$943	$943	$943	$944	$944	$944	$346

General Maintenance	$2,851	$3,299	$3,348	$3,341	$3,366	$3,366	$3,374	$3,376	$3,376	$3,376	$1,218

Electric System	$2,780	$2,769	$2,857	$2,843	$2,889	$2,889	$2,904	$2,907	$2,907	$2,907	$1,022

Camp Administration	$3,406	$3,602	$3,679	$3,667	$3,707	$3,707	$3,720	$3,723	$3,723	$3,723	$1,330

Production Costs	$38,512	$34,928	$35,793	$35,655	$36,104	$36,103	$36,249	$34,934	$32,345	$32,214	$12,108

Transaction Costs	$190	$166	$166	$166	$166	$166	$166	$166	$166	$166	$61

Mining Concessions	$138	$151	$151	$151	$151	$151	$151	$151	$151	$151	$56
Administrative Insurance+Legal +PAMA	$1,167	$1,230	$1,230	$1,230	$1,230	$1,230	$1,230	$1,230	$1,230	$1,230	$454
Management Fee Peru	$1,867	$2,120	$2,120	$2,120	$2,120	$2,120	$2,120	$2,120	$2,120	$2,120	$783
Management Fee Canada	$387	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Shipping & Selling	$918	$1,008	$1,079	$1,006	$988	$1,004	$978	$1,167	$1,167	$1,167	$404

Operation’s Costs	$43,179	$39,604	$40,540	$40,328	$40,760	$40,775	$40,895	$39,769	$37,180	$37,049	$13,866

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Table 24-5: Operating Unit Cost Estimate for the Life of Mine Plan

Costs	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Mine	$35.77	$29.69	$29.35	$29.39	$29.23	$29.22	$29.17	$27.25	$23.58	$23.39	$26.46

Processing	$4.44	$4.77	$4.63	$4.65	$4.58	$4.58	$4.56	$4.56	$4.56	$4.56	$4.77
Planning & Engineering	$0.92	$1.04	$1.00	$1.00	$0.98	$0.98	$0.98	$0.97	$0.97	$0.97	$1.04

Geology	$1.14	$1.31	$1.26	$1.27	$1.25	$1.25	$1.24	$1.24	$1.24	$1.24	$1.31

Safety & Environ	$1.08	$1.42	$1.37	$1.37	$1.35	$1.35	$1.34	$1.34	$1.34	$1.34	$1.42

General Maintenance	$4.19	$4.99	$4.86	$4.88	$4.81	$4.81	$4.79	$4.79	$4.79	$4.79	$4.99

Electric System	$4.09	$4.19	$4.15	$4.15	$4.13	$4.13	$4.13	$4.12	$4.12	$4.12	$4.19

Camp Administration	$5.01	$5.45	$5.34	$5.36	$5.30	$5.30	$5.28	$5.28	$5.28	$5.28	$5.45

Production Costs	$56.65	$52.85	$51.96	$52.08	$51.64	$51.63	$51.50	$49.55	$45.88	$45.69	$49.62

Transaction Costs	$0.28	$0.25	$0.24	$0.24	$0.24	$0.24	$0.24	$0.24	$0.24	$0.24	$0.25

Mining Concessions	$0.20	$0.23	$0.22	$0.22	$0.22	$0.22	$0.21	$0.21	$0.21	$0.21	$0.23
Administrative Insurance+Legal	$1.72	$1.86	$1.79	$1.80	$1.76	$1.76	$1.75	$1.75	$1.75	$1.75	$1.86
Management Fee Peru	$2.75	$3.21	$3.08	$3.10	$3.03	$3.03	$3.01	$3.01	$3.01	$3.01	$3.21
Management Fee Canada	$0.57	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Shipping & Selling	$1.35	$1.52	$1.57	$1.47	$1.41	$1.44	$1.39	$1.66	$1.66	$1.66	$1.66

Ocean Freight	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Operation’s Costs	$63.52	$59.92	$58.85	$58.91	$58.30	$58.32	$58.10	$56.41	$52.74	$52.55	$56.83

The current LOM plan extends to 2017 and is based on the costs listed in Tables 24-4 and 24-5. Although these estimated costs are projected from historical actual costs, they are subject to change due to the fluctuating exchange rate between the Peruvian Sol and the USD. In 2007, the Peruvian Sol has strengthened against the USD. A portion of the operating expenditures, such as mine site labour, are in Soles, which has caused the operating costs that are reported in USD to increase. These operating costs might continue to increase if the Sol continues to strengthen. PAS has assumed that the Sol will remain near its current levels of 3 Soles per USD throughout the LOM plan.
PAS has assumed that there will be a 5% increase in labour, contractor and material costs in 2008 and that there will be no cost increases thereafter. This is normal practice for evaluating projects where the metal prices are assumed to be flat throughout the LOM plan, and where capital investments made in the mine will provide productivity increases that are not otherwise accounted for.
24.8 Economic Analysis
PAS, like many other precious metals producers, uses methods established by The Gold Institute (Production Cost Standards, Nov. 1999) to calculate costs per ounce of silver produced at mine operations. For each mine, PAS totals all direct mining costs, adds smelting and shipping costs, plus royalties, production-related taxes, interest on loans and mine management / administration costs. From this total operating cost, PAS subtracts the amount received from selling the mine’s by-products (zinc, lead, copper, and gold) and divides by the number of payable ounces produced to get the “total cash cost per ounce” of silver produced. This calculation allows comparison of operational efficiency at a mine relative to its performance in previous years and also allows comparison with peer companies’ operations. As well, this cost reflects by-product metal prices. For instance, when zinc prices are low, PAS receives lower by-product revenues from zinc. Subtracting this smaller by-product revenue from total costs yields a higher total cash cost per ounce of silver produced. The “total production cost per ounce” of silver differs from the “total cash cost per ounce” of silver in that it includes provisions for depreciation, depletion and amortization (“DD&A”) and reclamation, which are non-cash items on the financial statement and the effect of all other taxes.

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The DD&A number is an accounting allowance for the cost to acquire, develop, construct and sustain a mining operation. The reclamation component is an accounting allowance of the estimated cost to reclaim the mine at the end of its life. The bulk of these expenditures occur at the beginning or end of a mine’s life and in the case of a large underground mine like Morococha significant sustaining capital is required for mine development.
The Economic model based on the LOM plan is presented in Table 24-6. The Net Present Value (NPV) is US$24.83 million at a 10% discount rate and is US$20.71 million at a 15% discount rate. The undiscounted after tax cash flow is US$39.57 million. At the time that this Technical Report was completed, the following price assumptions were used:
•
The metal prices used in the economic analysis for January through October, 2007 were the actual prices for which production revenue realized. These prices for the metals produced are known and so they have not been subjected to the metal price sensitivity, or any of the other sensitivties.

•
For all future periods, the metal prices are assumed to be constant for the duration of mine life at the prices shown in each case. Current market prices are considerably higher than those used in Case 1, and Martin Wafforn, P.Eng., considers them to be reasonable assumptions for mineral reserve prices.

Following an agreement between the previous owners of the Morococha operation and the owners of the Toromocho property, some of the Morococha properties were pledged to Toromocho. In return, the owners of Toromocho must pay $8 million in 2008, or give the mining rights for the eastern half of the Veta Buenaventura to Morococha, or return the properties to Morococha. As there is no certainty regarding which option will be selected, none of these potentially beneficial outcomes have been included in the economic analysis or the LOM plan. Similarly if development of the Toromocho pit proceeds and the deposit is placed into production, there will be significant capital required on PAS’s part to relocate the mine’s infrastructure away from the pit.
Sensitivity analyses were conducted for variances in metal prices, metal grades, capital costs and operating costs. These sensitivities are discussed in the following subsections.

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Table 24-6: Economic Model

	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Metal Price Assumptions
Silver Price ($/oz)	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00	$9.00
Zinc Price ($/tonne)	$2,100.00	$2,100.00	$2,100.00	$2,100.00	$2,100.00	$2,100.00	$2,100.00	$2,100.00	$2,100.00	$2,100.00	$2,100.00	$2,100.00
Lead Price ($/tonne)	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Copper Price ($/tonne)	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00
Gold Price ($/oz)	$525.00	$525.00	$525.00	$525.00	$525.00	$525.00	$525.00	$525.00	$525.00	$525.00	$525.00	$525.00

Production
Tronnes Milled	679,820	660,900	688,900	684,600	699,100	699,200	703,900	705,000	705,000	705,000	243,990	0
Silver Head Grade g/t	172	166	168	166	166	160	162	146	146	146	146	0
Zinc Head Grade %	3.51	3.41	3.79	3.72	3.55	3.69	3.69	4.43	4.43	4.43	4.43	0.00
Lead Head Grade %	1.45	1.41	1.47	1.43	1.33	1.45	1.27	1.99	1.99	1.99	1.99	0.00
Copper Head Grade %	0.48	0.51	0.42	0.40	0.40	0.40	0.40	0.26	0.26	0.26	0.26	0.00
Silver Ounces	3,203,637	2,970,127	3,157,232	3,069,482	3,139,919	2,996,624	3,061,731	2,716,534	2,716,534	2,716,534	940,152	0
Zinc Tonnes	19,992	18,710	22,120	21,555	20,895	21,801	21,948	26,698	26,698	26,698	9,240	0
Lead Tonnes	7,346	6,879	7,498	7,201	6,699	7,495	6,397	10,658	10,658	10,658	3,688	0
Copper Tonnes	2,289	2,438	1,850	1,708	1,744	1,745	1,756	956	956	956	331	0

Cash Flow Summary
Total NSR	84,976.56	52,834.43	56,847.21	54,763.60	54,226.65	55,240.94	55,240.04	57,850.94	57,850.94	57,850.94	20,021.35	0.00
Total Operating Costs	(43,178.91)	(39,603.87)	(40,539.70)	(40,328.20)	(40,760.31)	(40,775.25)	(40,895.08)	(39,768.98)	(37,179.92)	(37,049.20)	(13,865.72)	0.00
Other Costs	(4,160.72)	(1,879.10)	(763.94)	(589.27)	(592.62)	(691.43)	(766.20)	(1,113.86)	(1,379.60)	(1,466.66)	(270.12)	0.00
Reclamation and Salvage	(471.11)	(471.11)	(333.09)	(226.21)	(209.14)	(195.50)	(195.50)	(195.50)	(195.50)	(195.50)	0.00	0.00
Total Depreciation	(4,004.14)	(3,892.70)	(4,057.62)	(4,032.29)	(4,117.70)	(4,118.29)	(4,145.97)	(4,152.45)	(4,152.45)	(4,152.45)	(1,437.10)	0.00

Morococha Pre-Tax Income	33,161.69	6,987.65	11,152.85	9,587.63	8,546.88	9,460.47	9,237.29	12,620.15	14,943.47	14,987.13	4,448.41	0.00

Taxes	(8,919.84)	(523.13)	(2,246.66)	(1,688.00)	(1,747.60)	(2,062.34)	(2,342.28)	(3,442.00)	(4,294.58)	(4,606.66)	(771.33)	0.00
Deferred	(2,070.42)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Minority Interest	(2,361.26)	(688.47)	(948.51)	(841.31)	(724.12)	(787.90)	(734.32)	(977.47)	(1,134.11)	(1,105.52)	(391.61)	0.00

Net Income (Loss) after Taxes	19,810.18	5,776.05	7,957.69	7,058.32	6,075.15	6,610.23	6,160.69	8,200.68	9,514.78	9,274.95	3,285.47	0.00

Add Back Depreciation	4,004.14	3,892.70	4,057.62	4,032.29	4,117.70	4,118.29	4,145.97	4,152.45	4,152.45	4,152.45	1,437.10	0.00
Total Changes Working Capital	0.00	648.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	(1,632.05)
Capital Costs	(12,013.80)	(14,153.00)	(13,422.00)	(12,873.00)	(9,882.00)	(9,135.00)	(6,865.00)	(6,370.00)	(5,370.00)	(3,370.00)	(1,500.00)	0.00
Deferred Taxes	2,070.42	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Minority Interest	2,361.26	688.47	948.51	841.31	724.12	787.90	734.32	977.47	1,134.11	1,105.52	391.61	0.00
Reclamation Expenditure	0.00	(250.00)	(344.00)	(344.00)	(344.00)	(344.00)	(344.00)	(344.00)	(344.00)	(344.00)	(344.00)	(8,589.72)
Reclamation Provision	471.11	471.11	333.09	226.21	209.14	195.50	195.50	195.50	195.50	195.50	0.00	0.00

Projected Cash Flow (100%)	16,703.30	(2,926.67)	(469.09)	(1,058.87)	900.11	2,232.92	4,027.48	6,812.10	9,282.84	11,014.42	3,270.18	(10,221.77)
Financial Metrics
Payable Silver Ounces	2,884,610.18	1,827,725.27	2,114,802.64	2,199,202.19	2,170,584.56	2,204,015.77	2,244,389.78	2,420,081.33	2,420,081.33	2,420,081.33	837,554.11	0.00
Cash Cost Per Payable Ounce	(1.88)	5.97	4.39	4.68	5.55	4.46	4.67	1.53	0.46	0.40	1.65	0.00
Non-Cash Cost per Ounce	1.25	2.39	2.08	1.94	1.99	1.96	1.93	1.80	1.80	1.80	1.72	0.00

Total Cost per Payable Ounce	(0.62)	8.36	6.47	6.62	7.55	6.42	6.61	3.32	2.26	2.20	3.37	0.00

NSR Per Tonne	125.57	79.94	82.52	79.99	77.57	79.01	78.48	82.06	82.06	82.06	82.06	0.00
Cost Per Tonne	63.52	59.92	58.85	58.91	58.30	58.32	58.10	56.41	52.74	52.55	56.83	0.00

Margin	62.06	20.02	23.67	21.09	19.26	20.69	20.38	25.65	29.32	29.51	25.23	0.00

1
Metal prices shown for 2007 are for November and December, 2007 only. The prices used for the period January to October, 2007 are actual realized prices for those months. The average of those actual realized prices are Ag $13.17 /oz, Zn $3401.33 /tonne, Pb $2503.66 /tonne, Cu $7189.79 /tonne and Au $ 676.04 /oz.

43-101 (PanAm)	Morococha Mine	100

24.8.1 Metal Price Sensitivity
The economics of the LOM plan at varying metal prices are shown in Table 24-7. Case 1 is considered the LOM Base Case as shown in Table 24-6 earlier in this section. The Case 2 metal prices are the actual metal prices that PAS plans to use for the statement of proven and probable mineral reserves as of December 31, 2007 at all PAS operating mines and development projects. Case 3 prices are those that were used by PAS as the basis for the December 31, 2006 proven and probable mineral reserves. The co-authors of this Technical Report caution that sensitivity analyses such as these must be considered as very cursory when applied to underground mines. To be meaningful, sensitivity factors should be applied to each underground stope in the Base Case (and also to potential stope blocks) in order to arrive at a valid estimate of the reductions and/or additions that result to the proven and probable mineral reserve base. However, the time required to complete multiple sensitivity exercises that are truly optimized in the same manner as the Base Case for the Morococha operations is prohibitive.
Table 24-7: Metal Price Sensitivity

Metal Prices	Case #1	Case #2	Case #3
Silver $/Ounce	$9.00	$11.00	$6.50
Lead $/Tonne	$1,000.00	$1,700.00	$600.00
Copper $/Tonne	$5,000.00	$6,000.00	$3,500.00
Zinc $/Tonne	$2,100.00	$2,100.00	$1,500.00
Gold $/Ounce	$525.00	$600.00	$450.00

NPV
Discount Rate
(x $1000)	Case #1	Case #2	Case #3
NPV 0%	$39,567	$116,594	$(61,887)
NPV 10%	$24,827	$69,287	$(36,385)
NPV 15%	$20,705	$55,923	$(28,697)
24.8.2 Grade Sensitivity
In order to provide a cursory test of the sensitivity of the LOM plan to the grade of the mineral reserves, the estimated head grade for each metal for each year of operation was multiplied by factors of 100% (the base case presented in Table 24-6), 75%, 90%, 110%, and 125%. The cash flow and financial metrics for each case were then recalculated and are shown in Table 24-8. As with the price sensitivity analyses, the co-authors of this Technical Report caution that sensitivity analyses such as these must be considered as very cursory when applied to underground mines. To be meaningful, grade sensitivity factors should be applied to each underground stope in the Base Case (and also to potential stope blocks) in order to arrive at a valid estimate of the reductions and/or additions that result to the proven and probable mineral reserve base. However, the time required to complete multiple sensitivity exercises that are truly optimized in the same manner as the Base Case for the Morococha operations is prohibitive.

43-101 (PanAm)	Morococha Mine	101

Table 24-8: Metal Grade Sensitivity

Metal
Grade	100%
(x $1000)	(Base Case)	75%	90%	110%	125%
NPV 0%	$39,567	$(65,020)	$4,252	$73,800	$125,177
NPV 10%	$24,827	$(37,886)	$4,286	$44,414	$73,810
NPV 15%	$20,705	$(29,734)	$4,369	$36,145	$59,316
24.8.3 Capital Cost Sensitivity
Because Morococha is an operating mine, capital requirements in the LOM plan are limited to those projects required to sustain the operation. The capital costs are accounted for within the LOM plan and are shown in Table 24-9. As these capital costs are scheduled amounts, the pay back periods for these costs are irrelevant, as the annual cash flows are positive and are capable of paying for the incurred capital expenditures. As Table 24-9 illustrates, the economics of the Morococha operation are not signficantly sensitive to changes in capital costs of plus or minus 25%.
Table 24-9: Capital Cost Sensitivity

Capital
Cost	100% (Base
(x $1000)	Case)	75%	90%	110%	125%
NPV 0%	$39,567	$60,810	$48,071	$31,053	$18,265
NPV 10%	$24,827	$38,404	$30,264	$19,381	$11,173
NPV 15%	$20,705	$31,920	$25,198	$16,205	$9,408
24.8.4 Operating Cost Sensitivity
The economics of the Morococha operations to variances in operating costs were calculated in a manner similar to capital costs. .As Table 24-10 shows, the economics of the operations are sensitive to fluctuations in operating costs. If operating costs increase by 15% the undiscounted NPV would be equal to $0.00. However, once again it must be stressed that sensitivity analyses such as these must be considered as very cursory when applied to underground mines. To be meaningful, operating cost sensitivity factors should be applied to each underground stope in the Base Case (and also to potential stope blocks) in order to arrive at a valid estimate of the reductions and/or additions that result to the proven and probable mineral reserve base. However, the time required to complete multiple sensitivity exercises that are truly optimized in the same manner as the Base Case for the Morococha operations is prohibitive.

43-101 (PanAm)	Morococha Mine	102

Table 24-10: Operating Cost Sensitivity

Operating
Cost	100% (Base
(x $1000)	Case)	75%	90%	110%	125%
NPV 0%	$39,567	$105,546	$65,958	$12,440	$(34,517)
NPV 10%	$24,827	$65,158	$40,959	$8,087	$(21,117)
NPV 15%	$20,705	$53,621	$33,872	$6,983	$(16,992)
24.9 Mine Life
All of the proven and probable mineral reserves (totaling 5.70 million tonnes grading 156 g/t Ag, 0.36 % Cu, 1.49 % Pb and 3.84 % Zn) are scheduled to be mined over a mine life that extends for approximately 10 years to 2017. The LOM mine plan also includes 0.79 million tonnes (of a total 2.86 million tonnes) of measured and indicated mineral resources grading 188 g/t Ag, 0.33% Cu, 1.41% Pb and 3.34% Zn. The included mineral resources are forecast to be mined at a yearly rate not exceeding 35% of the overall tonnes mined during that year. The justification for including these mineral resources in the LOM plan is based on operating history. Every year, the Morococha operations have mined mineral resources that were not included in the previous year’s mineral reserves. This occurs as a result of ordinary planned development along the veins, which consistently delineates more new ore than anticipated. Because the LOM plan should reflect anticipated actual operating conditions, the co-authors of this Technical Report believe that the inclusion of a portion of the measured and indicated mineral resources in the LOM plan is reasonable. It is important to note that the LOM plan does not include any of the inferred mineral resources or other potential (but currently undefined) economic mineralization that may be defined by further exploration.

43-101 (PanAm)	Morococha Mine	103

25.0	DATE AND SIGNATURE PAGE
The information in this report is current as of December 30, 2007. Operating data such as costs and recovery are more current, as it was made available during the time frame between the mineral resource and reserve estimate and the period taken to prepare this Technical Report.
This report has been prepared by Martin G. Wafforn, P. Eng., Don Earnest, P.Geo., and Dr. Michael Steinmann, P. Geo. each of whom are Qualified Persons.
Respectfully submitted this 30th day of January, 2008.

“Martin Wafforn” Signature and seal of Qualified Person

Martin Wafforn, P.Eng. Print Name of Qualified Person

“Michael Steinmann” Signature and seal of Qualified Person

Michael Steinmann, P.Geo., Ph.D. Print Name of Qualified Person

“Don Earnest” Signature and seal of Qualified Person

Don Earnest, P.Geo., Print Name of Qualified Person

43-101 (PanAm)	Morococha Mine	104

26.0 FIGURES

SIHUAS
HUACRACHUCO
POMABAMBA
PISCOBAMBA
LLAMELLIN
CARHUAZ
LLATA
TINGO MARIA
HUARAZ
RECUAY
AIJA
HUANUCO
PANAO
CHIQUIAN
AMBO
PASCO
YANAHUANCA
CAJATAMBO
CERRO DE PASCO
MILPO
MOROCOCHA
HUACHO
JUNIN
TARMA
SATIPO
CANTA
LA OROYA
LIMA
JAUJA
CONCEPCION
HUANCAYO
PACIFIC OCEAN
YAUYOS
SAN VICENTE DE CAÑETE
77°
75°
10°
12°
PERU
LEGEND
MINE
TOWNS
HIGHWAYS
DEPARTMENT BOUNDARY

Figure 1: Location Map

43-101 (PanAm)	Morococha Mine	105

LOTE TACHMAN
LOTE SIERRA NEVADA
LOTE NV. B NV. INTERMEDIO
LOTE MINA CODICIADA
POLVORIN
LOTE DE RELAVES
LOTE RELAVERA HUASCACOCHA
LOTE RELAVERA ALPAMINA
CONCENTRATOR
LOTE CAMPAMENTO VISTA ALEGRE
LOTE CAMPAMENTO MOROCOCHA ANTIGUA
LAB
COMPRESORA
LOTE CAMPAMENTO MAESTRANZA
CENTRAL SHAFT
CAMP NATIVIDAD ALTO
CAMP NATIVIDAD BAJO
LOTE CHURRUCA
LOTE VULCANO
LOTE CAMPAMENTO DOLORES
CAMP MARIA
MARIA SHAFT
LOTE CAJONCILLO BAJO
LOTE URBANO
C.E. MIGUEL GRAU
LOTE MINA MANUELITA
LOTE ALPAMINA Y SACRACANCHA
LOTE TAJO JUANA ROSA
LOTE TAJO NELLY
8719000
8718000
8717000
8716000
8715000
375000
376000
377000
378000
379000
380000
381000
LEGEND
Tuberia de Relaves
Highway
Power Lines
Water Service Lines
Tunel Kingsmill
Water Lines
USUFRUCT
EXPIRED OWNERSHIP
LOTS OWNED
LAKES
SCALE
0 m
500 m
1000 m
PAN AMERICAN SILVER S.A.
COMPAÑIA MINERA ARGENTUM
DEPARTAMENTO
JUNIN
TITULO :
SURFACE RIGHTS ARGENTUM
D:\TEMP\LOGOPEM.JPG
ESCALA
FECHA
PLANO N°
PROYECCION-DATUM
UTM-PSAD56-ZONA18S
REVISION
LMU
PAN AMERICAN SILVER S.A.
MOROCOCHA

Figure 2: Morococha Mine Surface Rights

43-101 (PanAm)	Morococha Mine	106

8725000
8720000
8715000
8710000
8705000
8700000
360000
365000
370000
375000
380000
385000
390000
SCALE
0 m
2500 m
5000 m
LEGEND
COMPAÑIA MINERA ARGENTUM
NOGETIATION / PARTICIPATION WITH CORONA
NEGOTIATION / PARTICIPATION WITH SACRACANCHA
NEGOTIATING / PARTICIPATION WITH VOLCAN
NEGOTIATION / PARTICIPATION WITH SILVER LEAD
PARTICIPATION WITH DETERMINADA
PARTICIPATION WITH INDETERMINADA
D:\TEMP\LOGOPEM.JPG
PAN AMERICAN SILVER S.A.
COMPAÑIA MINERA ARGENTUM
DEPARTAMENTO:
JUNIN
TITULO :
CONCESIONES MINERAS ARGENTUM
ESCALA
FECHA
PLANO N°
PROYECCION-DATUM
UTM-PSAD56-ZONA18S
REVISION
LMU
PAN AMERICAN SILVER S.A.

Figure 3: Morococha Mine Concession

43-101 (PanAm)	Morococha Mine	107

MINA VENECIA
374000
374500
375000
375500
376000
376500
377000
8718500
8718000
8717500
8717000
SCALE
FERROCARRIL CENTRAL
CARRETERA CENTRAL
OFICINA CENTRAL
ARGENTUM
MOROCOCHA
MINA CODICIADA
POLVORIN
CEMENTERIO
CERRO NATIVIDAD
LEGEND
ELEVATION CONTOUR
LAGOON
LAKE
ROAD
BUILDING
COMPAÑIA MINERA ARGENTUM S.A.
MINA MOROCOCHA
MOROCOCHA
SURFACE MAP

Figure 4: Morococha Surface Installments

43-101 (PanAm)	Morococha Mine	108

LEGEND
Acid Intrusives
Anticona Diorite
Pocobamba Formation
Machay Group
Goyllarisquizga Group
Pucara Group
Catalina Volcanics
Mitu Conglomerate
Mitu Group
Excelsior Group
Thrust Plane
Anticline Axis
Syncline Axis
Geology by:
J.V. Harrison
N. Rivera
H.W. Kobe
J. Pastor
F. Vera
0
5
10 Km.
Scale: 1/200,000
Regional Geology Plan Map
365
375
76°05'
395
Nvdo. Puy Puy
Rio Pucará
C. Yanasinga
Lag. Huacracocha
Lag. Huascacocha
TUCTU
MOROCOCHA
4511m
Pique Central
Pique Natalie
Pique María
Túnel Kingsmill
Vicharrayoc
C. Alpamina
PACHACHACA
CUT OFF
HIDRO (PLANTA)
SACO
TICLIO
4758m
GALERA
Mte. Meiggs
casapalca
4147m
CHUPACANCHA
C. Colorado
VISCAS
YAULI
TINGO CANCHA
CARAHUACRA
Nvdo Chumpe
SAN CRISTOBAL
4726m
ANDAYCHAGUA
ULTIMATUM
Rio Andaychagua
POMACOCHA
4236m
Nvdo. Pancal
HUAY HUAY
4084m
Rio Yauli
Coordenadas Internacionales para Sud América
N.G
LA OROYA
MAHR
Sobre Escurrimiento Gertrudis
Sobre Escurrimiento Toldo - Pokmi

Figure 5: Regional Geology Map Plan

43-101 (PanAm)	Morococha Mine	109

Figure 6: District Geology Map

43-101 (PanAm)	Morococha Mine	110

Figure 7: Mineral Reserve Blocks – Isabel Vein, Codiciada Zone

43-101 (PanAm)	Morococha Mine	111

M I N E R A A R G E N T U M COMPANY
C O N C E N T R A D O R A A M I S T A D CONCENTRATOR PLANT
Capacity 2050 TMD

Copper Thickener
Copper feed tank
Lead feed tank
Zinc concentrate
Lead concentrate
Copper concentrate
Lead Tank
Copper Tank
Zinc Recovery Tank
Emergenty Tailings Tank
Relave Final
Tailings Cyclone
Hydraulic Backfill

RELACION DE Equipment

No.	Equipment	Capacity	HP	Qty
1	Ore Bin	500 ton		1
2	Reciprocating Feeder	24"x18"	[illegible]	1
3	Belt No. 1A	[illegible]	[illegible]	1
4	Belt No. 1B	[illegible]	[illegible]	1
5	Belt No. 2	[illegible]	[illegible]	1
6	Vibrating Grizzly	[illegible]	[illegible]	1
7	Jaw Crusher	24"x36"	[illegible]	1
8	Belt No. 3	[illegible]	[illegible]	1
9	Vibrating Screen	[illegible]	[illegible]	1
10	Belt No. 4	[illegible]	7.5	1
11	Symons Crusher	5.5'	250	1
12	Belt No. 5	[illegible]	[illegible]	1
13	Belt No. 6	30"x40.6'	12.5	1
14	Belt No. 7	30"x44.2'	12.5	1
15	Vibrating Screen	5'x10'	12	1
16	Belt No. 8	21"x112.6'	15	1
17	Belt No. 9	24"x206.2'	24	1
18	Belt No. 10	24"x135'	12.5	1
19	Belt No. 11	27"x95.5'	7.5	1
20	Belt No. 12	30"x40.1'	5.5	1
21	Belt No. 13	30"x51.2'	7.5	1
22	Fine Ore Bins No. 1	250 ton		1
23	Fine Ore Bin No. 2	250 ton		1
24	Fine Ore Bin No. 3	500 ton		1
25	Belt No. 14	24"x58.4'	7.5	1
26	Belt No. 15	24"x67.3'	5.5	1

No.	Equipment	Capacity	HP	Qty
27	Belt No. 16	[illegible]	[illegible]	1
28	Belt No. 17	[illegible]	[illegible]	1
29	Belt No. 18	[illegible]	[illegible]	1
30	Belt No. 19	[illegible]	[illegible]	1
31	Rod Mill	[illegible]	[illegible]	1
32	Ball Mill	[illegible]	[illegible]	1
33	Hydro Cyclone	[illegible]		1
34	SRL Pump	[illegible]	[illegible]	1
35	SRL Pump	[illegible]	[illegible]	1
36	Ball Mill	[illegible]	[illegible]	2
37	3 Cyclones in Series	[illegible]		1
38	WS-240 Cell	[illegible]	[illegible]	1
39	WS-240 Cell	8'x8'	50	1
40	Outokumpu OK-8 Cell	8 m3	30	1
41	Ball Mill	8'x10'	400	1
42	SRL Pump	8"x6"	75	2
43	SRL Pump	8"x6"	100	2
44	4 Cyclone Nest	D-15		1
45	Outokumpu OK-10 Cell	10 m3	30	3
46	SRL Pump	4"x3"	24	1
47	Agitator Cell No. 40	40 ft3	15	12
48	Agitator Cell No. 120	120 ft3	15	8
49	Agitator Cell No. 40	40 ft3	15	18
50	SRL Pump	5"x4"	15	1
51	Galigher Pump	2 1/2"	10	1
52	Galigher Pump	2 1/2"	15	1

No.	Equipment	Capacity	HP	Qty
53	Galigher Pump	[illegible]	[illegible]	1
54	Conditioner	[illegible]	[illegible]	1
55	Conditioner	[illegible]	[illegible]	1
56	SRL Pump	[illegible]	[illegible]	[illegible]
57	Denver Cell Sub A	[illegible]	[illegible]	[illegible]
58	Denver Cell Sub A	[illegible]	[illegible]	[illegible]
59	Denver Cell Sub A	[illegible]	[illegible]	[illegible]
60	Denver Cell Sub A	[illegible]	[illegible]	[illegible]
61	SRL Pump	[illegible]	[illegible]	1
62	SRL Pump	[illegible]	[illegible]	1
63	SRL Pump	[illegible]	[illegible]	1
64	Wilfley Pump	[illegible]	40	2
65	Wilfley Pump	[illegible]	30	2
66	SRL Pump	6"x6"	60	2
67	Conditioner Zinc	10'x10'	12	2
68	Cell WS-240	8'x8'	30	2
69	SRL Pump	5"x4"	24	2
70	Outokumpu OK-30 Cell	30m3	60	3
71	SRL Pump	8"x6"	100	1
72	Outokumpu OK-20 Cell	20 m3	60	1
73	Svedala Fima Cell	30 m3	60	1
74	SRL Pump	5"x4"	24	1
75	Denver Sub A Cell	100 ft3	30	12
76	WS-240 Cell	8'x8'	30	2
77	SRL Pump	4"x3"	12	1
78	Outokumpu OK-8 Cell	8 m3	24	6

No.	Equipment	Capacity	HP	Qty
79	Wilfley Pump	[illegible]	[illegible]	[illegible]
80	Wilfley Pump	[illegible]	[illegible]	1
81	SRL Pump	[illegible]	100	1
82	Galigher Pump	[illegible]	[illegible]	1
83	Galigher Pump	[illegible]	[illegible]	1
84	Drum Filter	[illegible]	[illegible]	1
85	Wilfley Pump	[illegible]	[illegible]	1
86	Drum Filter	[illegible]	[illegible]	1
87	Galigher Pump	[illegible]	[illegible]	1
88	SRL Pump	2 1/2" x 2"	[illegible]	2
89	Vacum Pump		150	2
90	Drum Filter	12'x12'	4.8	1
91	SRL Pump	2 1/2" x 2"	4.8	1
92	Galigher Pump	2 1/2"	15	2
93	Belt No. 20	24"x200'	2	1
94	Belt No. 21	24"x90'	2	1
95	Zinc Thickener	50'x10'	5	1
96	Copper Thickener	30'x10'	3	1
97	Lead Thickener	40'x10'	10	1
98	Copco Compressor	100 PSI	28	1
99	Spencer Fan 8800 cfm	5.5 PSI	250	1
100	SRL Pump	10"x8"	125	1
101	Hidrostat Pump		7.5	1
102	SRL Pump	8"x6"	90	1
103	Hydro Cyclone	D-20		1
104	SRL Pump	8"x6"	75	2

Pan American Silver SAC
Mina morococha
MOROCOCHA PROCESSING PLANT

Figure 8: Mineral Processing Flowsheet

43-101 (PanAm)	Morococha Mine	112

UNDERCUT AND FILL MINING IN MANTO ITLAY (VEINS)
STEP 1: SCALING OF WALL
STEP 2 : VERTICAL BOREHOLE
STEP 3 : CHARGE AND BLASTING OF FACE FREE
STEP 4 : CHARGE OF BOREHOLE
STEP 5 : BLASTING
STEP 6 : SCALING AND SUPPORT
STEP 7 : SCALING AND MUCKING
STEP 8 : SCALING OF FLOOR FOR THE NEXT CUT
STEP 8 : BACKFILL
STEP 9 : DRILLING
ORE
Backfill
Backfill + broken rock of waste

	NOMBRE	OBSERVACIONES	COMPAÑIA MINERA ARGENTUM S.A. MINA MOROCOCHA	
PLANEAMIENTO :			TOPOG. :	STOPING IN MANTO ITALY VERTICAL DRILLING
GEOLOGIA :			DIBUJO :	
MINA :			FECHA :	ESCALA: ARCHIVO:

Figure 9: Mining Method

43-101 (PanAm)	Morococha Mine	113

CERTIFICATE OF QUALIFIED PERSON
I, Martin Wafforn, P.Eng, of Pan American Silver Corp., 1500-625 Howe St., Vancouver, British Columbia, Canada V6C 2T6, do hereby certify that:
1.	I graduated with a degree in Bachelor’s of Science in Mining from Camborne School of Mines in Cornwall, England in 1980.
2.	I am a Professional Engineer in good standing in the Province of British Columbia in the areas of Mining engineering. I am a Chartered Engineer in good standing in the United Kingdom.
3.
I am currently employed as Vice President of Mine Engineering for Pan American Silver Corp. and by reason of my employment, am not independent of Pan American Silver Corp. as described in section 1.4 of National Instrument 43-101 (“NI 43-101”).

4.	I have worked as an engineer in the mining industry for a total of twenty six years since my graduation from Camborne School of Mines.
5.
I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	Pan American Silver Corp. is a “producing issuer” as defined in NI 43-101.
7.
I visited the Morococha mine site from October 2 to October 4, 2007. I am responsible for the sections 1, 2, 3, 4, 5, 6, 7, 8, 18, 19, 20, 21, 22, 23, 24 and 25 of the report entitled “Morococha Property Yauli Province, Peru, Technical Report” dated effective December 30, 2007 (the “Technical Report”) and for all figures, tables, and graphs within those sections of the Technical Report.

8.	I am co-author of the Technical Report dated effective December 30, 2007.
9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 28th day of January, 2008.

“Martin Wafforn” Signature and seal of Qualified Person

Martin Wafforn, P. Eng.

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Securities Commission of Newfoundland & Labrador

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Government of the Northwest Territories, Department of Justice, Securities Registry

Nunavut Legal Registries

Registrar of Securities, Government of the Yukon Territories
I, Martin Wafforn, P.Eng. do hereby consent to the filing with the regulatory authorities referred to above of the technical report titled “Morococha Property Yauli Province, Peru, Technical Report” dated effective December 30, 2007 (the “Technical Report”).
No additional written disclosure will be filed with the Technical Report.
Dated the 28th day of January, 2008.

“Martin Wafforn” Signature and seal of Qualified Person

Martin Wafforn, P. Eng.

CERTIFICATE OF QUALIFIED PERSON
I, Dr. Michael Steinmann, P.Geo., Ph.D., of Pan American Silver Corp., 1500-625 Howe St., Vancouver, B.C., Canada V6C 2T6, do hereby certify that:
1.
I graduated with a degree in Master of Science in Geology from the University of Zurich in 1993. In addition, I earned a Doctor of Natural Science in Geology from the Swiss Federal Institute of Technology, Zurich, Switzerland.

2.	I am a Professional Geoscientist in good standing in the Province of British Columbia in the areas of mining geology and exploration.
3.	I have worked as a geologist for a total of fourteen years since my graduation from the University of Zurich.
4.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of the NI 43-101.

5.
I am currently employed as Senior Vice President of Exploration and Geology for Pan American Silver Corp. and by reason of my employment, am not independent of Pan American Silver Corp. as described in section 1.4 of NI 43-101.

6.	Pan American Silver Corp. is a “producing issuer” as defined in NI 43-101.
7.
I visited the Morococha mine site from October 2, 2007 to October 4, 2007. I am responsible for sections 1, 2, 3, 4, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23 and 24 of the report entitled “Morococha Property Yauli Province, Peru, Technical Report” dated effective December 30, 2007 (the “Technical Report”) and for figures, tables, and graphs contained in sections 9, 10, 11, 12, 13, 14, 15, and 19 of the Technical Report.

8.	I am co-author of the Technical Report dated effective December 30, 2007.
9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 28th day of January, 2008.

“Michael Steinmann” Signature and seal of Qualified Person

Michael Steinmann, P.Geo., Ph.D.

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Securities Commission of Newfoundland & Labrador

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Government of Northwest Territories, Department of Justice, Securities Registry

Nunavut Legal Registries

Registrar of Securities, Government of the Yukon Territory
I, Dr. Michael Steinmann, P.Geo., Ph.D., do hereby consent to the filing with the regulatory authorities referred to above of the technical report titled Morococha Property Yauli Province, Peru, Technical Report” dated effective December 30, 2007.
No additional written disclosure will be filed with the Technical Report.
Dated the 28th day of January, 2008.

“Michael Steinmann” Signature and seal of Qualified Person

Michael Steinmann, P.Geo., Ph.D.

CERTIFICATE OF QUALIFIED PERSON
I, Donald F. Earnest, P.Geo., of Resource Evaluation, Inc., 2560 W. La Cresta Rd., Tucson, Arizona, 85742, do hereby certify that:
1.	I graduated with a Bachelor of Science degree in Geology from The Ohio State University, Columbus Ohio, USA, in 1973.
2.	I am a Registered Professional Geologist in good standing in the State of Arizona (#36976) and in the State of Idaho (#746).
3.	I am currently employed as President of Resource Evaluation Inc. and I am independent of Pan American Silver Corp. as described in Section 1.4 of National Instrument 43-101 (“NI 43-101”).
4.	I have worked as a Geologist in the mining industry for a total of thirty-four years since my graduation from The Ohio State University.
5.
I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	Pan American Silver Corp. is a “producing issuer” as defined in NI 43-101.
7.
I visited the Morococha operations site from October 3 to October 4, 2007. I am responsible for the sections 3, 7, 8, 9, 10, 11, 16, 19, 21, 22, 23, 24 and 25 of the report entitled “Morococha Property Yauli Province, Peru, Technical Report” dated effective December 30, 2007 (the “Technical Report”) and for all figures, tables, and graphs within those sections of the Technical Report.

8.	I am co-author of the Technical Report dated effective December 30, 2007.
9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 28th day of January, 2008.

“Donald F. Earnest” Signature and seal of Qualified Person

Donald F. Earnest, P.Geo.

CONSENT OF QUALIFIED PERSON

TO:	British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Securities Commission of Newfoundland & Labrador

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Government of Northwest Territories, Department of Justice, Securities Registry

Nunavut Legal Registries

Registrar of Securities, Government of the Yukon Territory
I, Mr. Don Earnest, P.Geo., do hereby consent to the filing with the regulatory authorities referred to above of the technical report titled Morococha Property Yauli Province, Peru, Technical Report” dated effective December 30, 2007 (the “Technical Report”).
I hereby confirm that I have read the Written Disclosure and the Written Disclosure fairly and accurately represents the information in the Technical Report that supports the Written Disclosure.
Dated the 28th day of January, 2008.

“Don Earnest” Signature and seal of Qualified Person

Don Earnest, P.Geo.